Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144463
Prospectus

Calgon Carbon Corporation

$75,000,000
5.00% Convertible Senior Notes due 2036

Interest payable February 15 and August 15

Issue Price: 100%

On August 18, 2006, we issued $75,000,000  aggregate principal amount of 5.00% Convertible Senior Notes due 2036 in a private offering. This prospectus covers resales from time to time by selling securityholders of any or all of their notes, including the related guarantees, and shares of our common stock into which the notes are convertible. We will not receive any proceeds from the resale by the selling securityholders of the notes or the shares of common stock hereunder.

The notes bear interest at a rate of 5.00% per year. Interest on the notes accrues from August 18, 2006. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2007. The notes will mature on August 15, 2036.

Prior to June 15, 2011, holders may convert their notes under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after September 30, 2006, if the last reported sale price of our common stock is greater than or equal to 120% of the conversion price of the notes for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) during the five business day period after any 10 consecutive trading-day period (the “measurement period”) in which the trading price per note for each day in the measurement period was less than 103% of the product of the last reported sale price of our common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in this prospectus. On or after June 15, 2011, holders may convert their notes at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date. Upon conversion, we will pay cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 25 trading-day observation period.

The initial conversion rate is 196.0784 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $5.10 per share of common stock. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain fundamental changes that occur prior to August 15, 2011, we will increase the conversion rate for holders who elect to convert notes in connection with such fundamental changes in certain circumstances.

We may not redeem the notes before August 20, 2011. On or after that date, we may redeem all or a portion of the notes at any time. Any redemption of the notes will be for cash at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Holders may require us to purchase all or a portion of their notes on each of August 15, 2011, August 15, 2016 and August 15, 2026. In addition, if we experience specified types of fundamental changes, holders may require us to purchase the notes. Any repurchase of the notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.

The notes are our senior unsecured obligations, and rank equally in right of payment with all of our other existing and future senior unsecured indebtedness. The notes are guaranteed by certain of our domestic subsidiaries on a senior unsecured basis. The subsidiary guarantees are general unsecured senior obligations of the subsidiary guarantors and rank equally in right of payment with all of the existing and future senior unsecured indebtedness of the subsidiary guarantors. If we fail to make payment on the notes, the subsidiary guarantors must make them instead. The notes are effectively subordinated to any indebtedness of our non-guarantor subsidiaries. The notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. The notes originally issued in the private offering are eligible for trading on The PORTALsm Market of the National Association of Securities Dealers, Inc. However, the notes sold pursuant to this prospectus will no longer be eligible for trading in The PORTALsm Market of the National Association of Securities Dealers, Inc.

Our common stock is listed on the New York Stock Exchange under the symbol “CCC.” The last reported sale price of our common stock on the New York Stock Exchange on November 1, 2007 was $14.33 per share.

See “Risk factors” beginning on page 6 for a discussion of certain risks that you should consider in connection with an investment in the notes.

The notes, including the related guarantees, and the common stock may be sold from time to time by the selling securityholders named in this prospectus through public or private transactions, at prevailing market prices or at privately negotiated prices, either directly or through agents or broker-dealers acting as principal or agent. The selling securityholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling securityholders. We will pay substantially all of the expenses incident to the registration of the notes, including the related guarantees, and shares of our common stock, except for the selling commissions, if any. See “Plan of Distribution.”

The date of this prospectus is November 2, 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

Neither we nor our representatives are making an offer to sell these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Calgon Carbon Corporation

We are one of the leading global suppliers of activated carbon, producing approximately 130 million pounds annually, or approximately 31% of estimated annual U.S. demand and approximately 11% of estimated global demand. We specialize in the manufacture and supply of activated carbon in granular form, and the design of innovative treatment systems and value-added technologies and services for the purification of water and air and other process streams. We have approximately 850 employees, 16 operational facilities and 23 sales and service centers in North America, Europe and Asia.

Products and services

We offer a diverse range of products, services and equipment specifically developed for the purification, separation and concentration of liquids and gases through three business segments.

Activated Carbon and Service segment—84% of 2006 net sales

The Activated Carbon and Service segment primarily consists of activated carbon products and field services, including reactivation. The sale of activated carbon is the principal component of this business segment. We produce and sell a broad range of activated carbons, in granular, powdered or pellet form. Activated carbon is a porous material that removes organic compounds from liquids and gases by a process known as “adsorption.” In adsorption, organic molecules contained in a liquid or gas are attracted and bound to the surface of the pores of the activated carbon as the liquid or gas is passed through. We also have a patented manufacturing process which enhances the catalytic functionality of activated carbon, expanding its capability to remove inorganic compounds; the product was introduced in 1994 and is called Centaur®.

The primary raw material used in the production of our activated carbons is bituminous coal which is crushed, mixed with pitch, sized and processed in low temperature bakers followed by high temperature furnaces. This heating process is known as “activation” and develops the pore structure of the carbon. Through adjustments in the “activation” process, pores of the required size for a particular purification application are developed. Our technological expertise in adjusting the pore structure in the activation process has been one of the factors that has enabled us to develop many special types of activated carbon.

We also market lower priced, lower value-added activated carbon produced by other suppliers outside the United States, principally in China, as well as activated carbons made from other raw materials, including coconut or wood, produced by industry partners and suppliers.

The other significant component of this business segment is the reactivation of activated carbons. Reactivation is a process by which organic compounds that have been adsorbed by the carbon are destroyed. The process entails passing the spent activated carbon through a high temperature furnace. The reactivated carbon can then be re-used. Our reactivation service includes handling and transportation of the activated carbon. Another component of this business segment is various services associated with the supply of media, such as activated carbon, ion exchange resins and anthracite, among others and systems for purification, separation and concentration as well as the supply of equipment through leasing arrangements.

These services are particularly suited for treating fluids at a customer’s facility containing hazardous or non-hazardous organic compounds.

We also provide a perchlorate removal service for groundwater treatment which utilizes ion exchange resins and equipment. This service includes feasibility studies, process and equipment design, assembly and supply of systems with a selected ion exchange resin, treatment services and major maintenance of Company owned equipment. We also provide resin exchange service along with disposal of the spent resins.

We lease a line of adsorption and filtration equipment to clean water from contaminated aquifers and industrial wastewater and surface impoundments, and other equipment to purify gases and liquids in industrial process applications.

Our purification services are used to improve the quality of food, chemical, pharmaceutical, and petrochemical products. Such services may be utilized in permanent installations or in temporary applications, as pilot studies for new manufacturing processes or recovery of off-specification products.

Equipment segment—12% of 2006 net sales

We design and sell equipment which employs activated carbon and ion exchange resins for purification, separation and concentration, and proprietary ion exchange technology based continuous ion exchange units for the purification of many products in the food, pharmaceutical and biotechnology industries. We also provide a wide range of odor control equipment that utilizes catalytic or activated carbon to control odors at municipal wastewater treatment facilities and pumping stations.

Our ultraviolet (UV) light equipment is effective for disinfecting both drinking water and wastewater. In drinking water, UV light alters the DNA of pathogens, such as Cryptosporidium and Giardia, making it impossible for them to reproduce and infect humans. Our drinking water disinfection product line is designed to protect municipal drinking water supplies from such pathogens. Our wastewater disinfection product line is designed to disinfect municipal wastewater. In addition, UV light is effective in combination with hydrogen peroxide in destroying many contaminants common in groundwater remediation applications via our advanced oxidation equipment.

Consumer segment—4% of 2006 net sales

The primary product offered in the Consumer segment is carbon cloth, which is activated carbon in cloth form. Carbon cloth is sold to the medical, industrial and military markets.

Activated carbon and carbon cloth are used as the primary raw material in our consumer home products group. We currently have two primary product lines that we market to the retail market. The first product line, PreZerve® storage products, uses carbon cloth to protect and preserve jewelry and keepsakes from deterioration. The second product line, AllGonetm, is an odor elimination system that utilizes activated carbon discs to adsorb odors and impurities from the air safely and naturally.

Our principal executive offices are located at 400 Calgon Carbon Drive, Pittsburgh, PA 15230-0717, and our telephone number is (412) 787-6700. Our website is www.calgoncarbon.com. The information on our website is not part of this prospectus.

Summary consolidated financial and operating data

The following summary consolidated financial and operating data as of December 31, 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial and operating data as of June 30, 2007 and for the six months ended June 30, 2006 and June 30, 2007 have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus.

In the opinion of management, the unaudited condensed consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and June 30, 2007 have been prepared on a basis consistent with the audited consolidated financial statements. In the opinion of management, such unaudited condensed consolidated financial statements include all adjustments, which are normal and recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of and for these periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for any corresponding interim period or for the year ending December 31, 2007.

The following summary consolidated financial and operating data should be read together with, and are qualified by reference to, our audited Consolidated Financial Statements, including the accompanying notes, included elsewhere in this prospectus and “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and our unaudited condensed consolidated financial statements, including the accompanying notes, appearing in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, which are incorporated by reference into this prospectus.

				Six months ended June 30,
	Year ended December 31,			(unaudited)
(in thousands, except per share amounts and ratios)	2004	2005	2006	2006	2007

Income Statement Data:
Net sales	$295,877	$290,835	$316,122	$157,089	$171,458

Cost of products sold (excluding depreciation)	207,523	215,330	236,673	117,373	117,980
Depreciation and amortization	22,004	21,042	18,933	9,592	8,592
Selling, general and administrative expenses	54,543	59,547	62,003	30,942	29,615
Research and development expenses	3,801	4,506	4,248	2,238	1,735
(Gain) loss from insurance settlement	–	1,000	(8,072)	(4,899)	–
Goodwill impairment charge	–	–	6,940	–	–
Gulf Coast facility impairment charge	–	2,158	–	–	–
Restructuring charges	–	412	7	7	–

Income (loss) from continuing operations	8,006	(13,160)	(4,610)	1,836	13,536
Interest income	697	719	822	320	702
Interest expense	(3,409)	(4,891)	(5,977)	(3,098)	(2,860)
Other expense — net	(3,238)	(2,138)	(2,209)	(1,358)	(811)

Income (loss) from continuing operations before income taxes, equity in income (loss), and minority interest	2,056	(19,470)	(11,974)	(2,300)	10,567
Income tax (benefit) provision	(846)	(9,688)	(2,676)	(1,270)	5,527

Income (loss) from continuing operations before equity in income (loss) and minority interest	2,902	(9,782)	(9,298)	(1,030)	5,040
Equity in income (loss) of equity investments	1,000	(725)	286	180	1,456
Minority interest	66	–	–	–	–

Income (loss) from continuing operations	3,968	(10,507)	(9,012)	(850)	6,496
Income from discontinued operations	1,920	3,091	1,214	1,872	–

Net income (loss)	5,888	(7,416)	(7,798)	1,022	6,496
Other comprehensive income (loss), net of tax provision (benefit) of $(816), $(3,019) and $2,752, respectively	3,939	(9,811)	9,238

Comprehensive income (loss) (2006 restated)	$9,827	$(17,227)	$1,440

Basic earnings per share:
Income (loss) from continuing operations	$0.10	$(0.27)	$(0.23)	$(0.02)	$0.16
Income from discontinued operations	$0.05	$0.08	$0.03	$0.05	$0.00
Net income (loss)	$0.15	$(0.19)	$(0.20)	$0.03	$0.16
Diluted earnings per share:
Income (loss) from continuing operations	$0.10	$(0.27)	$(0.23)	$(0.02)	$0.14
Income from discontinued operations	$0.05	$0.08	$0.03	$0.05	$0.00
Net income (loss)	$0.15	$(0.19)	$(0.20)	$0.03	$0.14
Weighted average shares outstanding:
Basic	39,054	39,615	39,927	39,865	40,258
Diluted	39,456	39,615	39,927	39,865	45,807
Other Financial Data:
Capital expenditures	$12,413	$15,996	$12,855	$7,302	$4,451
Net cash provided by (used in) operating activities	20,074	12,840	(5,785)	(5,114)	12,474
Net cash provided by (used in) investing activities	(46,823)	(15,496)	14,210	18,922	(4,289)
Net cash provided by (used in) financing activities	26,510	(1,180)	(8,733)	(13,530)	2,289

		June 30, 2007
(In thousands, except par value and number of shares)	December 31, 2006	(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$5,631	$16,628
Inventories	70,339	71,466
Total assets	322,364	327,021

Total debt (including current portion of long-term debt):
Revolving credit facility	–	–
5.00% Convertible Senior Notes due 2036(1)	71,911	72,205
Other debt	2,925	4,369

Total debt	74,836	76,574
Other liabilities	99,655	95,138

Total liabilities	$174,491	$171,712

Shareholders’ equity:

Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued	–	–
Common stock, $.01 par value, 100,000,000 shares authorized, 42,550,290 and 42,671,227 shares issued, respectively(2)	425	427
Additional paid-in capital	70,851	72,699
Retained earnings	94,035	96,594
Accumulated other comprehensive income	10,305	12,983
Deferred compensation	(506)	–
Treasury stock, at cost, 2,819,690 and 2,843,853 shares, respectively	(27,237)	(27,394)

Total shareholders’ equity	$147,873	$155,309

(1) Includes debt discount of $3,089,000 and $2,795,000 as of December 31, 2006 and June 30, 2007, respectively.

(2) Excludes (i) 1,982,000 and 1,927,550 shares issuable upon exercise of options outstanding as of December 31, 2006 and June 30, 2007, respectively (having a weighted average exercise price of $6.69 per share and $6.62 per share, respectively), under our Employee Stock Option Plan, (ii) 510,257 and 484,367 shares issuable upon exercise of options outstanding as of December 31, 2006 and June 30, 2007, respectively (having a weighted average exercise price of $7.16 per share and $7.29 per share, respectively), under our 1993 Non-Employee Directors’ Stock Option Plan and (iii) shares issuable upon conversion of the notes offered hereby.

Ratios of Earnings to Fixed Charges

Our consolidated ratios of earnings to fixed charges for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for the six months ended June 30, 2007 are as follows:

											Six months
											ended
	Year ended December 31,										June 30,
	2002		2003		2004		2005		2006		2007

Ratios of earnings to fixed charges(1)	2.29	x	1.66	x	1.37	x	(1.52	)x	(0.30	)x	3.93	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus equity income plus deferred fixed charges less capitalized interest, and fixed charges consist of interest expensed and capitalized, amortization of debt discount and deferred expenses related to indebtedness, write-off of deferred expenses related to indebtedness and the portion of rental expenses deemed to be representative of the interest factor attributable to leases for rental property. Fixed charges exceeded earnings by $19.0 million and $12.0 million in 2005 and 2006, respectively.

Risk factors

The following information describes certain significant risks and uncertainties inherent in our business. Some of these risks are described below and in the documents incorporated by reference in this prospectus, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to purchase notes. This section does not describe all risks applicable to us, our industry or our business. You should carefully consider such risks and uncertainties, together with the other information contained herein and in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could be harmed substantially and could differ materially from the plans, projections and other forward-looking statements included elsewhere herein and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.

Risks relating to our business

Our pension plans are currently underfunded, and we expect to be subject to significant increases in pension contributions to our defined benefit pension plans, thereby restricting our cash flow.

We sponsor various pension plans in the United States and Europe that are underfunded and require significant cash payments. We contributed $2.4 million and $9.2 million to our U.S. pension plans and $2.1 million and $2.2 million to our European pension plans in 2005 and 2006, respectively. We currently expect to be required to contribute approximately $3.2 million to our U.S. pension plans and approximately $2.3 million to our European pension plans in 2007. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures, seek additional capital or restructure or refinance our indebtedness

The funding status of our pension plans is determined using many assumptions, such as inflation, investment rates, mortality, turnover and discount rates, any of which could prove to be different than projected. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, we may be required to contribute more to our pension plans than we currently expect. For example, an approximate 25-basis point decline in the current liability interest rate, which is used under the Employee Retirement Income Security Act of 1974, or ERISA, for funding purposes, would increase our minimum required contribution to our U.S. pension plans by approximately $0.9 million over the next three years.

Our pension plans in the aggregate are underfunded by approximately $35 million as of December 31, 2006 (based on the actuarial assumptions used for FAS 87 purposes and comparing our projected benefit obligation to the fair value of plan assets) and require a certain level of mandatory contributions as prescribed by law. Our U.S. pension plans, which are underfunded by approximately $18 million as of December 31, 2006, are subject to ERISA. In the event our U.S. pension plans are terminated for any reason while the plans are less than fully funded, we will incur a liability to the Pension Benefit Guaranty Corporation that may be equal to the entire amount of the underfunding at the time of the termination. In addition, changes in required pension funding rules that were affected by the enactment of the Pension Protection Act of 2006 will significantly increase our funding requirements beginning in 2008, which will have an adverse effect on our cash flow and could require us to reduce or delay our capital expenditures, seek additional capital or restructure or refinance our indebtedness. See Note 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Our financial results could be adversely affected by an interruption of supply or an increase in coal prices.

We use bituminous coal as the main raw material in our granular activated carbon production process. We estimate that coal will represent approximately 37% of our carbon product costs in 2007. We have various annual and multi-year contracts in place for the supply of coal that expire at various intervals from 2007 to 2011. Interruptions in coal supply caused by mine accidents, labor disputes, transportation delays, or other events for other than a temporary period could have an adverse effect on our being able to meet our customer demand. In addition, increases in the prices we pay for coal under our supply contracts could adversely affect our financial results by significantly increasing production costs. During 2006, our aggregate costs for coal increased by $2.1 million, or 15.6%, compared to 2005. Based upon the estimated usage of coal in 2007, a hypothetical 10% increase in the price of coal would result in $1.1 million of additional pre-tax expenses to us. Historically, we have generally not been able to pass through raw materials price increases to our customers, and we may in the future continue to be generally unable to do so.

Our financial results could be adversely affected by shortages in energy supply or increases in energy costs.

The prices for and availability of energy resources could be volatile as they are affected by political and economic conditions that are outside our control. We utilize natural gas as a key component in our activated carbon manufacturing process and have annual and multi-year contracts for the supply of natural gas at each of our major facilities. If shortages of or restrictions on the delivery of natural gas occur, production at our activated carbon facilities would be reduced, which could result in missed deliveries or lost sales. We also have exposure to fluctuations in energy costs as they relate to the transportation and distribution of our products. For example, natural gas prices have increased significantly in recent years. We may not be able to pass through natural gas and other fuel price increases to our customers.

Increases in U.S. and European imports of Chinese manufactured activated carbon could have an adverse effect on our financial results.

We historically have faced pressure and competition in our U.S. and European markets from brokers of low cost imported activated carbon products, primarily from China. We believe that we offer the market technically superior products and related customer support. However, Chinese products have become accepted as viable alternatives to our products because they frequently have been sold at less than fair value in the market. As a result, we have had to deal with significant price compression, which has contributed to a reduction in both our sales and profitability in recent years.

To combat the low-cost Chinese products, in March 2006, the Company participated in filing a petition with the U.S. Department of Commerce (the “DOC”) requesting the imposition of antidumping duties on all steam activated carbon imports from China. That petition was provisionally approved and duties were imposed beginning in October 2006.

In March 2007, the DOC’s decision was supported by the International Trade Commission (the “ITC”), which determined that these unfairly priced steam activated carbon imports from China caused material injury to the U.S. activated carbon industry. This affirmative decision by the ITC triggered the imposition of significant antidumping duties in the form of cash deposits, ranging from 62% to 228%. The antidumping duties will be imposed for at least five years but are subject to periodic review and could be modified within that time frame. The significant antidumping duties imposed by the DOC and the affirmative decision by the ITC will have an adverse impact on the cost of Chinese manufactured activated carbon imported into the United States. However, the antidumping duties could be reduced or eliminated in the future, which could adversely affect demand or pricing for our product.

Our inability to successfully negotiate new collective bargaining agreements upon expiration of the existing agreements could have an adverse effect on our financial results.

We have collective bargaining agreements in place at four of our production facilities covering approximately 33% of our full-time workforce as of December 31, 2006. Those collective bargaining agreements expire from 2008 to 2010. Any work stoppages as a result of disagreements with any of the labor unions or our failure to renegotiate any of the contracts as they expire could disrupt production and significantly increase product costs as a result of less efficient operations caused by the resulting need to rely on temporary labor.

We have operations in multiple foreign countries and, as a result, are subject to foreign exchange translation risk, which could have an adverse effect on our financial results.

We conduct significant business operations in several foreign countries. Of our 2006 net sales, approximately 44% were sales to countries other than the United States, and 2006 net sales denominated in non-U.S. dollars represented approximately 32% of our overall net sales. We conduct business in the local currencies of each of our foreign subsidiaries or affiliates. Those local currencies are then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. Changes in exchange rates, particularly the strengthening of the U.S. dollar, could significantly reduce our sales and profitability from foreign subsidiaries or affiliates from one period to the next as local currency amounts are translated into fewer U.S. dollars.

Our European and Japanese activated carbon businesses are sourced from both the United States and China, which subjects these businesses to foreign exchange transaction risk.

Our only production facilities for virgin granular activated carbon are in the United States and China. Those production facilities are used to supply all of our global demand for virgin granular activated carbon. All of our foreign operations purchase from the U.S. operations in U.S. dollars, yet sell in local currency, resulting in foreign exchange transaction risk. We generally execute foreign currency derivative contracts of not more than one year in duration to cover a portion of our known or projected foreign currency exposure. However, those contracts do not protect us from longer-term trends of a strengthening U.S. dollar, which could significantly increase our cost of activated carbon delivered to our European and Japanese markets, and we may not be able to offset these costs by increasing our prices.

Our business includes capital equipment sales which could have extreme fluctuations due to the cyclical nature of that type of business.

Our Equipment segment represented approximately 12% of our net sales for 2006. This business generally has a long project life cycle from bid solicitation to project completion and often requires customers to make large capital commitments well in advance of project execution. In addition, this business is usually affected by the general health of the overall economy. As a result, sales and earnings from the Equipment segment could be volatile.

We could find it difficult to fund the capital needed to complete our growth strategy due to borrowing restrictions under our current credit facility.

We are extended credit under our current credit facility, subject to compliance with certain financial covenants. For example, our current credit facility contains various affirmative and negative covenants, including limitations on us with respect to our ability to pay dividends, make loans, incur indebtedness, grant liens on our property, engage in certain mergers and acquisitions, dispose of assets and engage in certain transactions with our affiliates. Borrowing availability under our current credit facility is based on the value, from time to time, of certain of our accounts receivable, inventory and equipment. As a result, these restrictions may prevent us from being able to borrow sufficient funds under our current credit facility to meet our future capital needs, and alternate financing on terms acceptable to us may not be available.

We had to amend our prior revolving credit facility several times in order to cure violations or remain compliant as financial results have declined. Through June 30, 2006, we were in default of our prior revolving credit facility as a result of a violation of a financial covenant and were required to reclassify the borrowings outstanding under our prior revolving credit facility as short-term debt. During the period of default, the lenders had the right to accelerate the debt. In addition, under our current credit facility, we obtained covenant default waivers to extend the dates upon which audited financial statements for our fiscal year ended December 31, 2006 and our financial plan information had to be provided to our lenders due to delays in filing our Annual Report on Form 10-K. We may have similar issues in the future with respect to our current revolving credit facility. If our liquidity remains constrained for more than a temporary period, we may need to either delay certain strategic growth projects or access higher cost capital markets in order to fund our projects, which may adversely affect our financial results.

Our required capital expenditures may exceed our estimates.

Our capital expenditures were $12.9 million in 2006, primarily including improvements to our manufacturing facilities, repair of our Pearl River manufacturing facility as a result of damage sustained from Hurricane Katrina and equipment to be utilized in our service business. Of the amount spent on capital expenditures in 2006, $2.3 million was funded by insurance proceeds obtained from a settlement with our insurance carrier related to damage sustained from Hurricane Katrina. Future capital expenditures may be significantly higher and may vary substantially if we are required to undertake certain actions to comply with new regulatory requirements or compete with new technologies. We may not have the capital to undertake these capital investments. If we are unable to do so, we may not be able to effectively compete.

Our financial results could be adversely affected by the continued idling of one of our reactivation facilities.

In January 2006, we announced the temporary idling of our reactivation facility in Blue Lake, California. It currently is our intention to resume operation of the plant in the future as market conditions warrant it. If we should determine not to restart the plant, operating results would be adversely affected by the resulting impairment charges of approximately $1.3 million.

Declines in the operating performance of one of our business segments could result in an impairment of the segment’s goodwill.

As of June 30, 2007, we had consolidated goodwill of approximately $27.8 million recorded in our business segments, primarily from our Activated Carbon and Service and Equipment segments. We test our goodwill on an annual basis, or when an indication of possible impairment exists, in order to determine whether the carrying value of our assets is still supported by the fair value of the underlying business. To the extent that it is not, we are required to record an impairment charge to reduce the asset down to fair value. For the year ended December 31, 2006, we recorded a $6.9 million impairment charge associated with our acquisition of our UV equipment reporting unit, principally as a result of the fourth quarter decision by the Federal Court of Canada, which found that our patent for the use of ultraviolet light to prevent infection from Cryptosporidium in drinking water is invalid. As a result, our estimate of future royalty income used in determining the fair value of the reporting unit declined substantially from the prior year. A decline in the operating performance of any of our business segments or the sale of a business at an amount less than book value could result in a goodwill impairment charge which could have a material effect on our financial results.

Delays in enactment of new state or federal regulations could restrict our ability to reach our strategic growth targets and lower our return on invested capital.

Our strategic growth initiatives are reliant upon more restrictive environmental regulations being enacted for the purpose of making water and air cleaner and safer. If stricter regulations are delayed or are not enacted or enacted but subsequently repealed or amended to be less strict, or enacted with prolonged phase-in periods, our sales growth targets could be adversely affected and our return on investor capital could be reduced.

For example, stricter regulations surrounding the treatment of Cryptosporidium and other disease causing microorganisms in drinking water, as addressed by the EPA’s promulgation of the Long Term 2 Enhanced Surface Water Treatment Rule (“LT2”), were expected to be effective as of the fourth quarter of 2004. LT2 was not ultimately published in the Federal Register until January 2006, thus delaying municipalities’ requirements for testing and any subsequent need to fund a plan for remediation by over a year. The effect has been a delay in the timing of the expected growth for our UV equipment business.

Our industry is highly competitive. If we are unable to compete effectively with competitors having greater resources that we do, our financial results could be adversely affected.

Our activated carbon business faces significant competition from Norit N.V., MeadWestvaco Corporation and Siemens Water, together with Chinese producers. Our UV technology products face significant competition from Trojan Technologies, Inc., which is owned by Danaher Corporation, and Wedeco Ideal Horizons, which is owned by ITT Industries. In each case, our competitors include major manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share or leverage their distribution networks. We may experience reduced net sales as a result of having fewer resources than these competitors.

Encroachment into our markets by competitive technologies could adversely affect our financial results.

Activated carbon is utilized in various applications as a cost effective solution for solving customer problems. If other competitive technologies, such as membranes, ozone and UV, are advanced to the stage in which such technologies could effectively compete with activated carbon technologies, we could experience a decline in net sales, which could adversely affect our financial results.

Failure to innovate new products or applications could adversely affect our ability to meet our strategic growth targets.

Part of our strategic growth and profitability plans involve the development of new products or new applications for our current products in order to replace more mature products or markets that have seen increased competition. If we are unable to develop new products or applications, our financial results could be adversely affected.

A planned or unplanned shutdown at one of our production facilities could have an adverse effect on our financial results.

We operate multiple facilities, and source product from strategic partners who operate facilities, which are close to water or in areas susceptible to earthquakes. An unplanned shutdown at any of our or our strategic partners’ facilities for more than a temporary period as a result of a hurricane, typhoon, earthquake or other natural disaster, or as a result of fire, explosions, war, terrorist activities, political conflict or other hostilities, could significantly affect our ability to meet our demand requirements, thereby resulting in lost sales and profitability in the short-term or eventual loss of customers in the long-term. In addition, a prolonged planned shutdown of any of our production facilities due to a change in business conditions could result in impairment charges that could have an adverse impact on our financial results.

A recent example of an unplanned shutdown of one of our production facilities is the shutdown of our Pearl River facility in Pearlington, Mississippi due to damage caused by Hurricane Katrina in August 2005. The plant did not become operational again until November 2005 and was not operating again at full capacity until January 2006. Certain customer shipments were either delayed or cancelled during the plant outage, the consequences of which adversely affected us during 2006. We estimated our pre-tax business interruption losses during 2005 and 2006 to be approximately $4.4 million in the aggregate due to the effect of the unplanned shutdown of the Pearl River facility.

We hold a variety of patents that give us a competitive advantage in certain markets. An inability to defend those patents from competitive attack could have an adverse effect on both current results and future growth targets.

From time to time in the course of our business, we have to address competitive challenges to our patented technology. We are currently in litigation in multiple jurisdictions to defend our process patent for the use of ultraviolet light in the prevention of infection from Cryptosporidium and Giardia in drinking water. In June 2006, the U.S. District Court for the District of New Jersey granted the plaintiff Wedeco Ideal Horizons, Inc.’s motion for summary judgment, holding that our patent was invalid. We appealed this ruling. On April 24, 2007, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s judgment that was appealed. We are currently evaluating our options. In another case, we filed suit in Canada, alleging that the defendants are practicing the method claimed in our patent without a license. In November 2006, the Federal Court of Canada entered a judgment after trial, finding that our process patent for the use of ultraviolet light to prevent infection from Cryptosporidium and Giardia in drinking water is invalid. In March 2007, we and Trojan Technologies, the defendant, entered into a settlement whereby, in exchange for a nominal cash payment and relief of legal fees, we granted Trojan Technologies worldwide immunity from all current and future legal action related to our UV patents.

Finally, certain competitors have opposed our process patent for the use of ultraviolet light in the prevention of infection from Cryptosporidium and Giardia in drinking water in Germany.

Further descriptions of these cases can be found under the heading “Legal Proceedings” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus. An unfavorable outcome in any of these cases could impair our ability to capitalize on substantial future revenues from the licensing of that technology.

We have incurred significant legal fees and expenses in litigating these matters. For example, legal expenses related to these patent litigation matters totaled approximately $4.7 million in 2006 and $0.3 million during the six months ended June 30, 2007. We may be required to incur additional significant legal expenses to defend our intellectual property in the future.

Furthermore, these legal disputes over our UV patents may adversely affect our business and growth prospects because they may suppress overall demand for UV equipment as municipalities may decide to wait for the completion of the litigation to resolve the resulting uncertainties before making investment decisions.

Our products may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, our products may infringe or otherwise violate the intellectual property rights of others. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the patents and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim.

If we were to discover or be notified that our products potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Environmental compliance and remediation could result in substantially increased capital requirements and operating costs.

Our production facilities are subject to environmental laws and regulations in the jurisdictions in which they operate or maintain properties. Costs may be incurred in complying with such laws and regulations. Each of our domestic production facilities require permits and licenses issued by local, state and federal regulators which regulate air emissions and water discharges. These permits are subject to renewal and, in some circumstances, revocation. International environmental requirements vary and could have substantially lesser requirements that may give competitors a competitive advantage. Additional costs may be incurred if environmental remediation measures are required. In addition, the discovery of contamination at any of our current or former sites or at locations at which we disposed of waste may expose us to cleanup obligations and other damages. For example, we and the Pennsylvania Department of Environmental Protection (“PADEP”) recently agreed to settlement terms with respect to a demand by the PADEP for response costs relating to a site in Allegheny County, Pennsylvania, requiring us to pay an aggregate of $515,000. We paid the settlement in 2007. We received Notices of Violation (each an “NOV”) from the U.S. Environmental Protection Agency in January 2007 and the Kentucky Department of Environmental Protection in July 2007. If the result of the NOV’s are is unfavorable for us, they could have a significant impact on our financial results. If we receive similar demands in the future, we may incur significant costs in connection with the resolution of those matters.

Our international operations expose us to political and economic uncertainties and risks from abroad, which could negatively affect our results of operations.

We have manufacturing facilities and sales offices in Europe, China, Japan and the United Kingdom which are subject to economic conditions and political factors within the respective countries which, if changed in a manner adverse to us, could negatively affect our results of operations and cash flow. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation and quotas, tariffs and other protectionist measures. Approximately 85% of our sales in 2006 were generated by products sold in the United States, Canada and Western Europe, while the remaining sales were generated in other areas of the world, such as Asia, Eastern Europe and Latin America.

We face risks in connection with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and any related remedial measures that we may undertake.

During 2005 and 2006, we identified and subsequently remediated two material weaknesses in our internal controls. If we are unable to effectively remediate any other material weaknesses or significant deficiencies in internal control over financial reporting that are identified in the future and to assert that disclosure controls and procedures, including internal control over financial reporting, are effective in any future period, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price and potentially subject us to litigation. In addition, we may be required to incur additional costs including but not limited to the hiring of additional personnel to improve our existing internal control system.

We have significant domestic and foreign net operating tax loss and credit carryforwards which, if they are not utilized, would have an adverse effect on our financial results.

As of December 31, 2006, we had $22.9 million of deferred tax assets associated with net operating loss carryforwards (“NOLs”) and tax credit carryforwards that were generated from both our domestic and foreign operations. We have a valuation allowance of $5.7 million for these deferred tax assets when it is deemed more likely than not that a portion of these deferred tax assets will not be realized. If we do not meet our projections of profitability in the future, we may not be able to realize these NOLs or tax credits, and we may be required to record an additional valuation allowance, which would adversely affect our financial results. In addition, if some or all of these NOLs or tax credits expire, they will not be available to offset our tax liability.

Our ability to utilize our NOLs and certain other tax attributes may be limited.

As of December 31, 2006, we had NOLs of approximately $20.0 million for federal income tax purposes and approximately $75.7 million for state income tax purposes. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in its equity ownership by value over a three-year period. We may experience an ownership change in the future as a result of subsequent shifts in our stock ownership. If we were to trigger an ownership change in the future, our ability to use any NOLs existing at that time could be limited.

Risks related to the notes and our common stock

Although the notes are referred to as “senior notes,” the notes are effectively junior to the rights of our and our subsidiary guarantors’ existing and future secured creditors and effectively subordinated to the existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

The notes are our general, unsecured senior obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are effectively junior to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, the notes are effectively subordinated to all existing and future liabilities of our non-guarantor subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations.

The notes are guaranteed on a senior unsecured basis by certain of our domestic subsidiaries, which we refer to as the subsidiary guarantors. The subsidiary guarantees are general unsecured senior obligations of the subsidiary guarantors and rank equally in right of payment with any existing and future senior indebtedness of the subsidiary guarantors. Our non-guarantor subsidiaries have no obligation to pay any amounts due on the notes and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any of our non-guarantor subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Holders of our existing indebtedness have, and future secured indebtedness will have, claims that are senior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness. The notes are effectively junior to existing secured financings and any future secured indebtedness incurred by us. As a result, in the event of any distribution or payment of our assets in any bankruptcy, liquidation or dissolution, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our general creditors, based on the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As of June 30, 2007, we and the subsidiary guarantors had outstanding approximately $3 million of indebtedness secured by assets and ranking senior to the notes to the extent of the value of the assets securing the indebtedness, and our non-guarantor subsidiaries had approximately $28 million in liabilities.

Federal or state laws allow courts, under specific circumstances, to void debts, including subsidiary guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if a subsidiary guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or suffers other financial difficulty, a court might avoid (that is, cancel) its guarantee. A court might do so if it found that

•	the subsidiary received less than reasonably equivalent value or fair consideration for the incurrence of such debt or subsidiary guarantee; and

•	when the subsidiary entered into its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee), it either:

•	was or was rendered insolvent;

•	was left with inadequate capital to conduct its business; or

•	believed or should have believed that it would incur debts beyond its ability to pay such debts as they mature.

A court might also avoid a subsidiary’s guarantee, without regard to these factors, if it found that the subsidiary entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a court would consider an entity insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standards that a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the subsidiary guarantees would not be voided or subordinated to the subsidiary guarantors’ other debt.

If the subsidiary guarantees were legally challenged, they could also be subject to the claim that, since they were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors were incurred for less than fair consideration.

A court could thus void the obligations under the subsidiary guarantees or subordinate the subsidiary guarantees to the subsidiary guarantors’ other debt or take other action detrimental to holders of the notes.

We may not have sufficient funds necessary to settle conversion of the notes or to purchase the notes upon a fundamental change or other purchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Upon conversion of the notes, we will be required to pay a settlement amount in cash and shares of our common stock, if any, based upon a 25 trading-day observation period. In addition, on August 15, 2011, August 15, 2016 and August 15, 2026, holders of the notes may require us to purchase their notes for cash. Holders may also require us to purchase their notes upon a fundamental change, as described under “Description of notes—Fundamental change permits holders to require us to purchase notes.” A fundamental change may also constitute an event of default, and result in the effective acceleration of the maturity of our then-existing indebtedness under our existing revolving credit facility or other indebtedness we have may in the future, including under our new revolving credit facility.

Further, we cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the settlement amount in cash, or the purchase price or fundamental change purchase price for the notes tendered by the holders in cash. Our ability to pay the settlement amount in cash, or the purchase price or fundamental change purchase price for the notes in cash, will be subject to limitations we may have in our credit facilities, or any other indebtedness we may have in the future. If you convert your notes or require us to purchase them, we may seek the consent of our lenders or attempt to refinance our debt, but there can be no assurance that we will be able to do so.

At June 30, 2007, the conversion option described under “Description of notes—Conversion rights—Conversion upon satisfaction of sale price condition” was triggered based on the trading price of our common stock during the last 30 trading days of the quarter ended June 30, 2007. As such, holders of notes have the right to convert their notes during the quarter ending September 30, 2007. On May 29, 2007, we amended our credit agreement to include a provision whereby we may pay up to an aggregate of $10 million in cash to (i) repurchase, redeem, retire or otherwise acquire shares of our common stock or (ii) settle the conversion of notes under certain circumstances without such payments constituting an event of default under the credit agreement. As of the date of this prospectus, no such payments have been made. As a result, a portion of the aggregate principal amount of outstanding notes above this $10 million amount was classified as current debt.

Failure by us to pay the settlement amount upon conversion or purchase the notes when required will result in an event of default with respect to the notes, which may also result in a default under existing and future agreements governing our indebtedness. If the repayment of such indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The conditional conversion feature of the notes until June 15, 2011 could result in your receiving less than the value of our common stock into which a note would otherwise be convertible and may impact the trading price of the notes and make them more difficult to resell.

Prior to June 15, 2011, the notes are convertible into cash and shares of our common stock, if applicable, only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock into which the notes would otherwise be convertible. In addition, an inability to convert may adversely affect the trading price of the notes and/or the resaleability of the notes.

The value of consideration received by holders upon conversion of the notes may be less than the conversion value of the notes on the conversion date.

Upon conversion, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 25 trading day observation period. Accordingly, upon conversion of a note, you may receive less proceeds than you expected because the value of our common stock may decline between the conversion date and the day the settlement amount of your notes is determined. In addition, because of the 25 trading day observation period, settlement will generally be delayed until at least the 30th trading day following the related conversion date. See “Description of notes—Conversion rights—Settlement upon conversion.”

Under certain circumstances, upon conversion you will not receive the settlement amount until after maturity.

If you convert after the 30th trading day immediately preceding the maturity date, you will not receive the settlement amount until after the maturity date. In addition, if you convert on or prior to the 30th trading day immediately preceding the maturity date, you may not receive the settlement amount until after the maturity date, depending on whether a market disruption event occurs on one or more trading days during the 25 trading day observation period.

The notes do not restrict our ability to take certain actions that could adversely affect the trading price of the notes.

Neither we nor our subsidiaries are restricted under the notes from incurring additional debt (including secured debt), incurring liens, paying dividends, issuing or repurchasing securities or entering into transactions with our affiliates. In addition, the indenture governing the notes does not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the notes could have the effect of diminishing our ability to make payments on the notes when due.

We may issue additional shares of our common stock or other equity and thereby adversely affect the market price of our common stock and the trading price of the notes.

Except as described under “Plan of Distribution,” we are not restricted from issuing additional shares of our common stock, or securities convertible into or exchangeable for our common stock, during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of our common stock or such convertible or exchangeable securities, it may adversely affect the market price of our common stock and, in turn, the trading price of the notes. In addition, it may impair our ability to raise capital through the sale of additional equity securities.

The trading price of the notes could be adversely affected by the market price of our common stock, which has historically experienced significant volatility.

Because the notes are convertible based on our common stock, we expect that in general the trading price of the notes will be significantly affected by the market price of our common stock. The market price of our common stock has historically experienced significant fluctuations. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other risk factors discussed elsewhere in “Risk factors” and “Forward-looking statements.” Volatility or depressed market prices of our common stock could result in volatility or depressed trading prices of the notes, could limit the amount of cash and shares of our common stock, if any, deliverable upon conversion of the notes, and could make it difficult for you to resell the notes (or shares of common stock, if any, issued upon conversion) when you want or at attractive prices.

The adjustments to the conversion rate do not cover all dilutive events that may adversely affect the trading price of the notes.

The conversion rate is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes— Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for certain other events, such as an issuance of common stock for cash or in connection with acquisition, that may adversely affect the market price of our common stock. If any of these other events adversely affects the market price of our common stock, it may also adversely affect the trading price of the notes.

Because your right to require purchase of the notes upon a fundamental change is limited, the trading price of the notes may decline if we enter into a transaction that does not constitute a fundamental change under the indenture.

Upon the occurrence of a fundamental change (as defined under “Description of notes—Fundamental change permits holders to require us to purchase notes”), you have the right to require us to purchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the trading price of the notes.

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you.

If a specified corporate transaction that constitutes certain fundamental changes occurs prior to August 15, 2011 with respect to notes converted in connection with such transaction, we will increase the conversion rate by a number of additional shares of our common stock unless the price paid per share of our common stock in such transaction is less than $4.25 per share (subject to adjustment) or above $17.25 (subject to adjustment). A description of how the increase in the conversion rate will be determined is set forth under “Description of notes—Conversion Rights—Adjustments to shares delivered upon conversion upon certain fundamental changes.”

Although the increase in the conversion rate is designed to compensate you for the lost value of your notes as a result of such transaction, it may not adequately compensate you for such loss. Furthermore, our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of your notes.

We originally sold the notes to a limited number of investors in a private offering in reliance on an exemption from registration under U.S. federal and applicable state securities laws, and we are now registering the notes, the related guarantees and the common stock issuable upon conversion of the notes for resale by the selling securityholders. There is no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Although the notes originally issued in the private offering are eligible for trading in The PORTALsm Market, the notes sold pursuant to this prospectus will no longer be eligible for trading in The PORTALsm Market. Despite our registering the notes for resale under the Securities Act, a market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes once the securityholders are able to freely resell the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt securities has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Material U.S. federal income and estate tax consequences”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material U.S. federal income and estate tax consequences.”

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will only have rights with respect to our common stock if and when we deliver shares of our common stock to you upon conversion of your notes, and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

The fundamental change provisions may delay or prevent an otherwise beneficial takeover attempt of our company.

The fundamental change provisions, including the fundamental change purchase right and the provisions requiring an increase in the conversion rate for conversions in connection with certain fundamental changes, may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

Our stockholder rights plan and our certificate of incorporation and bylaws and Delaware law contain provisions that may delay or prevent an otherwise beneficial takeover attempt of our company.

Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions:

•	providing for a board of directors with staggered, three-year terms;

•	requiring super-majority voting to affect certain amendments to our certificate of incorporation and bylaws;

•	limiting the persons who may call special stockholders’ meetings;

•	limiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholders’ meetings; and

•	allowing our board of directors to issue shares of preferred stock without stockholder approval.

These provisions, along or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock, or could limit the ability of our stockholders to approve transactions that they may deem to be in their best interests.

An adverse rating of the notes may adversely affect the trading price of the notes.

We do not intend to seek a rating on the notes. However, if the notes are rated in the future and one or more rating agencies assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the trading price of the notes and our common stock could be adversely affected.

Forward-looking statements

This prospectus includes or incorporates by reference certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include statements regarding our plans, goals or current expectations with respect to, among other things:

•	our future operating performance;

•	operating cash flows and availability of capital;

•	the completion of future acquisitions;

•	capital expenditures;

•	business trends in our industry, including customer demand, interest rates and changes in industry-wide inventory levels; and

•	availability of financing for inventory and working capital.

Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results in the forward-looking statements for a number of reasons, including:

•	the future worldwide economic environment, including interest rates and the prices of natural gas and coal, may affect the demand for our product and services;

•	adverse international developments such as war, terrorism, political conflicts or other hostilities may adversely affect the demand for our products and services;

•	the future regulatory environment, unexpected litigation or adverse legislation, including changes in worldwide environmental and drinking water regulations, may impose additional costs on us or otherwise adversely affect us;

•	our operations may not perform at expected levels or achieve expected improvements;

•	we may fail to achieve expected future cost savings, or future costs may be higher than we expect;

•	available capital resources and various debt agreements may limit our ability to complete acquisitions or complete capital expenditure projects;

•	our cost of financing could increase significantly;

•	new accounting standards could materially impact our reported financial results;

•	we may be unable to complete acquisitions in the future;

•	we may not be able to adjust our cost structure to offset any reduction in the demand for our products and services;

•	we may lose key personnel and not be able to replace them in a timely fashion, or at all;

•	competitors may gain market share; and

•	insurance costs could increase significantly and all of our losses may not be covered by insurance.

The information contained in this prospectus, including the information set forth under the heading “Risk factors,” identifies factors that could affect our operating results and performance. We urge you to carefully consider those factors and other factors described from time to time in our public reports, which are available as described under the heading “Available Information.”

All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. We undertake no responsibility to update our forward-looking statements.

Use of proceeds

We will not receive any proceeds from any sale by any selling securityholder of the notes, including the related guarantees, or the shares of common stock issuable upon conversion of the notes that are covered by this prospectus.

Description of certain indebtedness

Revolving credit facility

General

Concurrently with the issuance of the notes, we and certain of our subsidiaries entered into a new senior secured revolving credit facility with a five-year term. This revolving credit facility, the material terms of which are described below, initially was a $50 million facility and includes a separate U.K. sub-facility and a separate Belgian sub-facility. In February 2007, the total revolving credit commitment was increased to $55 million. Our prior revolving credit facility was repaid concurrently with the issuance of the notes and the closing of the new revolving credit facility.

We filed the credit agreement evidencing the new revolving credit facility and an amendment to the credit agreement with the SEC after they were executed in accordance with applicable SEC rules. You should refer to that credit agreement and that amendment for the definitive terms of the revolving credit facility. To the extent that the terms contained in that credit agreement and that amendment are inconsistent with the terms of the revolving credit facility described in this prospectus, the terms set forth in the credit agreement and the amendment as filed with the SEC will govern the revolving credit facility. You may obtain a copy of this credit agreement and this amendment by the means described under “Available information.”

Co-borrower

Calgon Carbon Investments, Inc., one of our domestic subsidiaries, is a co-borrower under the revolving credit facility with respect to domestic borrowings.

Guarantors

Certain of our domestic subsidiaries unconditionally guarantee all indebtedness and obligations related to domestic borrowings under the revolving credit facility and borrowings under the Belgian sub-facility. Calgon Carbon Corporation and certain of our domestic subsidiaries also unconditionally guarantee all indebtedness and obligations under the U.K. sub-facility.

U.K. sub-facility

Chemviron Carbon Ltd., Waterlink UK Holdings Ltd., Sutcliffe Speakman Ltd., Lakeland Processing Ltd. and Charcoal Cloth International Ltd., five of our U.K. subsidiaries, are borrowers under the U.K. sub-facility and unconditionally guarantee all indebtedness and obligations under the U.K. sub-facility.

Collateral

Domestic borrowings, as well as the obligations of Calgon Carbon Corporation and certain of our domestic subsidiaries as guarantors, are secured by a first perfected security interest in substantially all of our assets, with limitations in certain circumstances in the case of capital stock of foreign subsidiaries and certain real property. Borrowings under the U.K. sub-facility are secured by a first perfected security interest in substantially all of our U.K. assets.

Borrowing availability

Availability for domestic borrowings under the revolving credit facility is based upon the value of eligible accounts receivable, eligible inventory and eligible equipment. Domestic borrowings initially were subject to a $50 million borrowing limit, which was increased to $55 million. The U.K. sub-facility is subject to a $12 million sub-limit, with availability based on the value of eligible U.K. accounts receivable and eligible U.K. inventory. The borrowing base for the Belgian sub-facility is subject to a $6 million sub-limit, with availability based on the value of eligible Belgian accounts receivable. In each case, the borrowing base may be reduced by the amount of reserves established by the administrative agent or J.P. Morgan Europe Limited, the European administrative agent under the revolving credit facility, as applicable, in its discretion. Availability under the revolving credit facility is conditioned upon the satisfaction of various customary conditions precedent.

Letters of credit

We are able to issue up to $20 million of letters of credit under the revolving credit facility. Sub-limits for letters of credit under the U.K. sub-facility and the Belgian sub-facility are $2.0 million and $6.0 million, respectively.

Interest rates

Domestic borrowings under the revolving credit facility bear interest, at our option, at an annual rate equal to (i) the greater of (A) the prime rate or (B) the federal funds rate plus 0.50%, in either case plus a margin of 0.50% if the average monthly domestic borrowing availability is less than $15.0 million, or (ii) at rate based on LIBOR, plus a margin ranging from 1.25% to 2.25%, based on the average monthly domestic borrowing availability. Non-U.S. borrowings bear interest at a rate based on LIBOR or EURIBOR, plus a margin ranging from 1.25% to 2.25%, based on the average monthly domestic borrowing availability.

Voluntary prepayments

We are permitted to voluntarily prepay amounts outstanding under the new revolving credit facility, in whole or in part, without premium or penalty, upon prior written notice.

Covenants

The revolving credit facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on our ability to, among other things:

•	incur additional indebtedness, subject to certain exceptions, such as indebtedness in an aggregate principal amount not exceeding $5 million to finance capital expenditures, unsecured indebtedness in an aggregate principal amount not exceeding $5 million at any given time and indebtedness in respect of the notes;

•	incur additional liens, subject to certain exceptions, such as liens on fixed or capital assets under certain circumstances;

•	engage in mergers or consolidations where we are not the surviving entity, or to liquidate or dissolve;

•	engage in new businesses;

•	make additional investments, loans, advances, or guarantees, subject to certain exceptions and amount limitations;

•	sell, transfer, lease or dispose of any assets, subject to certain exceptions, such certain sales in the ordinary course of business and certain dispositions;

•	engage in sale and leaseback transactions;

•	enter into swap agreements, subject to certain exceptions;

•	declare or pay cash dividends or make other restricted payments, subject to certain exceptions, such as dividends declared and paid by our subsidiaries, cash dividends paid by us in an amount not to exceed $6.0 million in the aggregate during any fiscal year if certain conditions are met and restricted payments pursuant to stock compensation or other benefit plans;

•	enter into transactions with our affiliates, subject to certain exceptions, such as transactions in the ordinary course of business on arm’s-length terms; and

•	amend or waive rights under our certificate of incorporation or by-laws, the documentation governing any material indebtedness or the indenture governing the notes if any such amendment or waiver would be adverse to the lenders under the revolving credit facility.

The revolving credit facility also contains a minimum fixed charge coverage ratio requirement that requires that our fixed charge coverage ratio be not less than 1.10 to 1.00, on a rolling four-quarters basis, commencing with the last day of the fiscal quarter during which availability for domestic borrowing under the revolving credit facility for the first time is less than $11.0 million. We are currently in compliance with the aforementioned covenants as of the date of this prospectus.

Events of default

The revolving credit facility provides for customary events of default in credit facilities of this type, including:

•	failure to pay any amount under the new revolving credit facility when such amount becomes due and payable;

•	material breach of the representations or warranties made in connection with the credit agreement evidencing the revolving credit facility;

•	failure to observe or perform any covenant contained in the credit agreement evidencing the revolving credit facility;

•	failure to make any payment in respect of any material indebtedness when such amount becomes due and payable;

•	the occurrence of an event enabling or permitting the acceleration of the scheduled maturity of any material indebtedness; provided that we may pay up to an aggregate of $10 million in cash to (i) repurchase, redeem, retire or otherwise acquire shares of our common stock or (ii) settle the conversion of notes under certain circumstances without such payments constituting an event of default under our revolving credit facility.

•	events of bankruptcy, whether voluntary or involuntary;

•	entry of one or more judgments against us for the payment of money in an aggregate amount in excess of $2.5 million where the one or more judgments remain undischarged for a period of 30 consecutive days during which execution is not effectively stayed;

•	a change of control, as defined in the credit agreement evidencing the revolving credit facility;

•	any guaranty under the revolving credit facility fails to remain in full force or effect or any action is taken to discontinue or assert the invalidity or unenforceability of any such guaranty;

•	any collateral document related to the revolving credit facility fails to create a valid and perfected first priority security interest in any collateral purported to be covered by such collateral document;

•	any event or condition occurs which, in the reasonable judgment of the administrative agent, would reasonably be expected to have a material adverse effect on us; and

•	the occurrence of any “fundamental change” described in this prospectus under “Description of notes—Fundamental change permits holders to require us to purchase notes.”

Fees

We pay a monthly commitment fee equal to 0.375% per annum on the average daily unused portion of the maximum commitment amount under the revolving credit facility. We also pay a participation fee of a percentage of the face amount of each letter of credit issued, with the percentage ranging from 1.25% to 2.25% based on the average monthly domestic borrowing availability, and a fronting fee equal to 0.125% of the face amount of each letter of credit issued.

Industrial revenue bonds

We owed $2.9 million at June 30, 2007 under Mississippi Industrial Revenue Bonds, which bear interest at a variable rate and mature in May 2009. The interest rate under these bonds as of June 30, 2007 was 3.84%. These bonds were issued to finance certain equipment acquisitions at our Pearl River, Mississippi plant. We were in compliance with all relevant covenants contained in our debt agreements relating to these bonds as of June 30, 2007.

Belgian credit facility

We maintain a Belgian credit facility totaling 4.0 million Euros which is secured by a U.S. letter of credit provided under our revolving credit facility. There are no financial covenants, and we had no outstanding borrowings under the Belgian credit facility as of June 30, 2007. Bank guarantees of 1.8 million Euros were issued as of June 30, 2007. The maturity date of this facility is December 15, 2007. Availability under this facility was 2.2 million Euros at June 30, 2007.

U.K. credit facilities

We maintain a U.K. unsecured overdraft facility totaling 200,000 British Pounds Sterling. There are no financial covenants, and we had no outstanding borrowings under this overdraft facility at June 30, 2007. This facility is reviewed annually. The bank, in its sole discretion, may cancel at any time its commitment to provide this facility. We also maintain a U.K. unsecured bonds, guarantees and indemnities facility totaling 662,000 British Pounds Sterling. The bank, in its sole discretion, may cancel at any time its commitment to provide this facility. This facility was fully utilized at June 30, 2007.

China credit facility

We maintain a Chinese credit facility totaling 11.0 million RMB which is secured by a U.S. letter of credit provided under our revolving credit facility. There are no financial covenants, and we had 11.0 million RMB, or $1.4 million, of outstanding borrowings under this credit facility as of June 30, 2007. This facility was fully utilized at June 30, 2007. The maturity date of this facility is December 31, 2007.

Description of notes

On August 18, 2006, we issued $75.0 million aggregate principal amount of notes in a private offering. As of the date of this prospectus, the aggregate principal amount of notes outstanding is $75.0 million. We issued the notes under an indenture dated as of August 18, 2006 (the “indenture”) between us and The Bank of New York, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us by the means described under “Available information”.

The following description is a summary of the material provisions of the notes, the subsidiary guarantees and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

For purposes of this description, references to “we,” “our” and “us” refer only to Calgon Carbon Corporation and not to its subsidiaries.

Certain of our domestic subsidiaries guarantee the notes and therefore are subject to many of the provisions contained in this “Description of notes.” We refer to these subsidiaries as the subsidiary guarantors.

General

The notes

•	are limited to an aggregate principal amount of $75,000,000;

•	bear interest at a rate of 5.00% per year, payable semi-annually in arrears, on February 15 and August 15 of each year, commencing on February 15, 2007;

•	are subject to redemption by us, at our option, on and after August 20, 2011, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date;

•	are subject to purchase by us, at your option, if a fundamental change (as defined under “Fundamental change permits holders to require us to purchase notes”) occurs, or on each of August 15, 2011, August 15, 2016 and August 15, 2026, in each case at a purchase price, payable in cash, equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional interest, if any, to, but not including, the purchase date;

•	mature on August 15, 2036 unless earlier converted, redeemed or repurchased;

•	are our direct, unsecured and senior obligations and rank equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness;

•	are unconditionally guaranteed by certain of our domestic subsidiaries on a senior unsecured basis; and

•	are issued in denominations of $1,000 and multiples of $1,000 and are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

Prior to June 15, 2011, subject to fulfillment of certain conditions and during the periods described below, and on or after June 15, 2011, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date, the notes may be converted at an initial conversion rate of 196.0784 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $5.10 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, we will pay cash and shares of common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each trading day in the 25 trading-day observation period as described below under “Conversion rights—Settlement upon conversion.” You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt which may be issued by us or our subsidiaries under the indenture or otherwise. In addition, the indenture does not limit us or any of our subsidiaries from paying dividends or issuing or repurchasing our securities, as such activities result in an adjustment to the conversion ratio. Other than restrictions described under “Fundamental change permits holders to require us to purchase notes” and “Consolidation, merger and sale of assets” below and except for the provisions set forth under “Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in any credit rating that may have been assigned to the notes as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We may from time to time repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

We do not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay principal of and interest and additional interest, if any, on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay principal of certificated notes at the office or agency designated by us for that purpose in New York City. We have initially designated The Bank of New York as our paying agent and registrar and its agency in New York City as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest and additional interest, if any, on certificated notes will be payable to holders having an aggregate principal amount of:

•	$5,000,000 or less, by check mailed to the holders of these notes; and

•	more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or surrendered for conversion. Also, we are not required to register any transfer or exchange of any note for a period of 15 calendar days before the mailing of a notice of redemption.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes bear interest at a rate of 5.00% per year. Interest on the notes accrues from August 18, 2006. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2007.

Interest is paid to the person in whose name a note is registered at 5:00 p.m., New York City time, on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date; provided, however, that interest will be paid on the maturity date only to the person to whom we pay the principal amount. If a payment date is not a business day, payment will be made on the next succeeding business day and no additional interest will accrue thereon.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in New York City are authorized or obligated by law or executive order to close or be closed.

Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months and for any period other than a full interest period is computed on the basis of the actual number of days elapsed during the period and a 365-day year.

To the extent lawful, payments of principal or interest (including additional interest, if any) on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

Ranking

The notes are our general, unsecured obligations that rank equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The notes are guaranteed by the subsidiary guarantors on a senior unsecured basis. The subsidiary guarantees are general unsecured senior obligations of the subsidiary guarantors and rank equally in right of payment with any existing or future senior indebtedness of the subsidiary guarantors. The subsidiary guarantees are effectively junior to any of the subsidiary guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes are effectively subordinated to any indebtedness and other liabilities of our non-guarantor subsidiaries.

As of June 30, 2007, we had outstanding on a consolidated basis approximately $3 million of indebtedness secured by assets. Such indebtedness ranks senior to the notes in right of payment to the extent of the value of the assets securing the indebtedness. As of June 30, 2007, our non-guarantor subsidiaries had approximately $28 million of liabilities. The indenture does not limit the amount of indebtedness we or our subsidiaries may incur.

Subsidiary guarantees

Our subsidiary guarantors (as defined below), jointly and severally, fully and unconditionally guarantee on a senior unsecured basis the performance and full and punctual payment when due, whether at stated maturity, by acceleration, by redemption, by repurchase or otherwise, all of our obligations under the indenture (including obligations to the trustee) and the notes, whether for payment of principal of or interest on or additional interest, if any, in respect of the notes, expenses, indemnification or otherwise (all such guaranteed obligations are referred to as “guaranteed obligations”). The subsidiary guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the trustee or you in enforcing any right under the subsidiary guarantees. The subsidiary guarantees with respect to a note will automatically terminate immediately prior to the conversion of such note. Under the terms of the full and unconditional guarantees, holders of the notes are not required to exercise their remedies against us before they proceed directly against the subsidiary guarantors. In certain cases, the subsidiary guarantees may be voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk factors—Risks related to the notes and our common stock—Federal or state laws allow courts, under specific circumstances, to void debts, including subsidiary guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantors.”

“Subsidiary guarantors” mean all of our existing and future domestic subsidiaries that are currently a party to or become a party to our revolving credit facility (as defined below), whether as a borrower, co-borrower or guarantor.

“Revolving credit facility” means (i) the Credit Agreement, dated as of August 18, 2006, among the Company, Calgon Carbon Investments, Inc., as co-borrower, certain other borrowers, the guarantors named therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein, and (ii) any amendment, modification, renewal, extension or refinancing thereof.

A subsidiary guarantee of any subsidiary guarantor will be released and relieved from all of its obligations under the subsidiary guarantee in the following circumstances:

•	upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting power of the capital stock or other interests of such subsidiary guarantor (other than to us or any affiliate); or

•	upon the sale or disposition of all or substantially all the assets of such subsidiary guarantor (other than to us or any affiliate).

Optional redemption

Prior to August 20, 2011, the notes are not redeemable. On or after August 20, 2011, we may redeem for cash all or a portion of the notes, upon not less than 45 nor more than 60 calendar days’ notice before the redemption date to the trustee, the paying agent and each holder of notes, at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date (unless the redemption date is between a regular record date and the interest payment date to which it relates, in which case we will pay any accrued and unpaid interest and any additional interest to the holder of record on such regular record date).

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to

•	issue, register the transfer of or exchange any note during a period of 15 calendar days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

No sinking fund is provided for the notes.

Conversion rights

General

Prior to June 15, 2011, holders may convert their notes only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon satisfaction of trading price condition” and “—Conversion upon specified corporate transactions.” On or after June 15, 2011, holders may convert their notes, without regard to such conditions, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date.

Subject to the preceding paragraph, holders may convert each of their notes based on an initial conversion rate of 196.0784 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $5.10 per share of common stock).

Upon conversion of a note, we will pay cash and deliver shares of our common stock, if any, based on a “daily conversion value” (as defined under “—Conversion procedures—Settlement upon conversion”) calculated on a proportionate basis for each trading day of the 25 trading-day “observation period” (as defined under “—Conversion procedures—Settlement upon conversion”). The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. The conversion price at any given time is computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.

If we call notes for redemption, a holder may convert notes only until 5:00 p.m., New York City time, on the third scheduled trading day prior to the redemption date unless we fail to pay the redemption price. If a holder of notes has submitted notes for purchase upon a fundamental change, the holder may convert those notes only if that holder withdraws the fundamental change purchase notice submitted by that holder in accordance with the terms of the indenture. Similarly, if a holder of notes exercises the option to require us to purchase those notes other than upon a fundamental change, those notes may be converted only if that holder withdraws the purchase notice submitted by that holder in accordance with the terms of the indenture.

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary U.S. national securities exchange or market on which our common stock is listed or admitted for trading.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the “daily VWAP” (as defined under “—Conversion procedures—Settlement upon conversion”) of the common stock on the last day of the observation period. Our delivery to you of cash or a combination of cash and the full number of shares of our common stock, if applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a redemption date that is after a record date and on or prior to the third trading day after the corresponding interest payment date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to the third trading day after the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Prior to June 15, 2011, holders may surrender their notes for conversion only under the circumstances described below.

For purposes of determining whether the conversion contingencies have been triggered, “trading day” means a day during which:

•	trading in our common stock generally occurs on the primary U.S. national securities exchange or market on which our common stock is listed or admitted for trading;

•	there is no market disruption event; and

•	a last reported sale price is available on the primary U.S. national securities exchange or market on which our common stock is listed or admitted for trading.

For purposes of determining whether the conversion contingencies have been triggered, “market disruption event” means, if our common stock is listed on the NYSE or another U.S. national or regional securities exchange, or is quoted on the Nasdaq Global Select Market or the Nasdaq Global Market, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

Conversion upon satisfaction of sale price condition

A holder may surrender all or a portion of its notes for conversion during any calendar quarter (and only during such calendar quarter) commencing after September 30, 2006 if the last reported sale price of the common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 120% of the applicable conversion price on such last trading day.

The “last reported sale price” of our common stock on any date means:

•	the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on the NYSE on that date (or, if no closing sale price is reported, the last reported sale price);

•	if our common stock is not listed for trading on the NYSE, the closing sale price (or, if no closing sale price is reported, the last reported sale price) as reported on that date in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is listed;

•	if our common stock is not so listed on a U.S. national or regional securities exchange, the last sale price of our common stock on that date as reported by the Nasdaq Global Select Market or the Nasdaq Global Market (to the extent that the Nasdaq Global Select Market or the Nasdaq Global Market is not at such time a U.S. national or regional securities exchange);

•	if our common stock is not so reported by the Nasdaq Global Select Market or the Nasdaq Global Market (to the extent that the Nasdaq Global Select Market or the Nasdaq Global Market is not at such time a U.S. national or regional securities exchange), the last quoted bid price for our common stock on that date in the over-the-counter market as reported by Pink Sheets LLC or similar organization; or

•	if our common stock is not so quoted by Pink Sheets LLC or similar organization, the average of the mid-point of the last bid and ask prices for our common stock on that date from a nationally recognized independent investment banking firm selected by us for this purpose.

Conversion upon satisfaction of trading price condition

A holder of notes may surrender all or a portion of its notes for conversion during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” (as defined below) of a note, as determined following a request by a holder of notes in accordance with the procedures described below, for each day in the measurement period was less than 103% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The “trading price” of a note on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5,000,000 aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if only two such bids can reasonably be obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 aggregate principal amount of the notes, then, for purposes of the trading price condition only, the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the last reported sale price of our common stock and the applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the last reported sale price of our common stock and applicable conversion rate. The trustee will initially act as the bid solicitation agent.

Conversion upon specified corporate transactions

Certain distributions

If we elect to

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 calendar days after the date of the distribution, shares of our common stock at less than the average of the last reported sale prices of a share of our common stock for the 10 consecutive trading-day period ending on the business day preceding the announcement of such issuance; or

•	distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share fair market value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the trustee, the conversion agent and the holders of the notes at least 35 scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender all or a portion of their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

Certain corporate events

If we are party to a transaction described in clause (2) of the definition of fundamental change (without giving effect to the paragraph following that definition), we must notify the trustee, the conversion agent and holders of the notes at least 35 scheduled trading days prior to the anticipated effective date for such transaction. Once we have given such notice, holders may surrender all or a portion of their notes for conversion at any time until 35 calendar days after the actual effective date of such transaction (or if such transaction also constitutes a fundamental change, the related fundamental change purchase date).

In addition, holders may surrender all or a portion of their notes for conversion if a fundamental change of the type described in clauses (1) and (5) of the definition of fundamental change occurs. In such event, we will provide a notice to the trustee, the conversion agent and the holders of notes on or before the 20th calendar day after the occurrence of such fundamental change. Once we have given such notice, holders may surrender all or a portion of their notes for conversion at any time beginning on the actual effective date of such fundamental change until and including the later of (i) the date which is 30 calendar days after the actual effective date of such transaction and (ii) the fundamental change purchase date.

Conversion procedures

Once a conversion condition has been satisfied, we will provide a notice to the trustee, the conversion agent and the holders of notes promptly, unless otherwise provided. Simultaneously with providing such notice, we will publish a notice containing this information on our website or through such other public medium as we may use at that time.

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the “conversion date” under the indenture.

If we call notes for redemption, a holder may convert notes only until 5:00 p.m., New York City time, on the third scheduled trading day prior to the redemption date unless we fail to pay the redemption price. If a holder has already delivered a purchase notice as described under “—Purchase of notes by us at the option of the holder” or a fundamental change purchase notice as described under “—Fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the terms of the indenture.

Settlement upon conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted, a “settlement amount” of cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts for each of the 25 trading days during the observation period.

“Daily settlement amount,” for each of the 25 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $40 and the daily conversion value relating to such day; and

•	to the extent the daily conversion value exceeds $40, a number of shares equal to, (A) the difference between the daily conversion value and $40, divided by (B) the daily VWAP of our common stock (or the consideration into which our common stock has been exchanged in connection with certain corporate transactions) on such day.

“Daily conversion value” means, for each of the 25 consecutive trading days during the observation period, one-twenty-fifth (1/25) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such day.

“Daily VWAP” of our common stock means, for each of the 25 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg Financial Markets page “CCC.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm selected by us for this purpose).

“Observation period” with respect to any note means the 25 consecutive trading-day period beginning on and including the second trading day after the related conversion date, except that with respect to any related conversion date occurring after the date of issuance of a notice of redemption as described under “—Optional redemption,” the “observation period” means the 25 consecutive trading-day period beginning on and including the 28th scheduled trading day prior to the applicable redemption date.

For the purposes of determining settlement upon conversion, “trading day” means a day during which:

•	trading in our common stock generally occurs on the primary U.S. national securities exchange or market on which our common stock is listed or admitted for trading; and

•	there is no market disruption event.

For the purposes of determining settlement upon conversion, “market disruption event” means:

•	a failure by the primary U.S. national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session; or

•	the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

We will generally deliver the settlement amount to converting holders on the third business day immediately following the last day of the observation period.

We will deliver cash in lieu of any fractional share of common stock issuable in connection with settlement of a conversion of notes based on the daily VWAP on our common stock on the last day of the observation period.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0×	OS’

OS0

where,

CR0 =	the conversion rate in effect immediately prior to such event

CR’ =	the conversion rate in effect immediately after such event

OS0 =	the number of shares of our common stock outstanding immediately prior to such event

OS’ =	the number of shares of our common stock outstanding immediately after such event

(2)	If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the business day immediately preceding the date of announcement of the issuance of such rights, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR0 ×	OS0 + X

OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to such event

CR’ = the conversion rate in effect immediately after such event

OS0 =	the number of shares of our common stock outstanding immediately prior to such event

X  = the total number of shares of our common stock issuable pursuant to such rights

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the business day immediately preceding the date of announcement of the issuance of such rights

(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions paid exclusively in cash; then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0

SP0 – FMV

where,

CR0 = the conversion rate in effect immediately prior to such distribution

CR’ = the conversion rate in effect immediately after such distribution

SP0 =	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the business day immediately preceding the ex-dividend date for such distribution

FMV =	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’ = CR0 ×	FMV0 + MP0

MP0

          where,

          CR0  = the conversion rate in effect immediately prior to such distribution

          CR’  = the conversion rate in effect immediately after such distribution

FMV0 =	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period after the effective date of the spin-off

MP0 =	the average of the last reported sale prices of our common stock over the first 10 consecutive trading-day period after the effective date of the spin-off

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off.

(4)	If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0

SP0 – C

where,

CR0 =	the conversion rate in effect immediately prior to the record date for such distribution

CR’ =	the conversion rate in effect immediately after the record date for such distribution

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such distribution;

C  = the amount in cash per share we distribute to holders of our common stock.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 ×	AC + (SP’ x OS’)

OS0 x SP’

where,

CR0 =	the conversion rate in effect on the date such tender offer or exchange offer expires

CR’ =	the conversion rate in effect on the day next succeeding the date such tender offer or exchange offer expires

AC =	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender offer or exchange offer

OS0 =	the number of shares of our common stock outstanding immediately prior to the date such tender offer or exchange offer expires

OS’ =	the number of shares of our common stock outstanding immediately after the date such tender offer or exchange offer expires

SP’ =	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender offer or exchange offer expires

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. federal income and estate tax consequences.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all or substantially all holders of our common stock, shares of our capital stock, evidences of indebtedness or other assets or property of ours as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. Except as described above in this section, we will not adjust the conversion rate.

Recapitalizations, reclassifications and changes of our common stock

In the case of

•	any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a conveyance, transfer, sale, lease or other disposition to a third party of all or substantially all of the property and assets of ours and our subsidiaries; or

•	any statutory share exchange,

in which holders of our common stock received cash, securities or other property in exchange for their shares of our common stock, the notes will become convertible into the kind and amount of consideration that holders of our common stock received in such transaction (the “reference property”) upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the kind and amount of consideration received by the holders of our common stock that affirmatively make such an election. In all cases, the provisions above under “Settlement upon conversion” relating to the satisfaction of the conversion obligation shall continue to apply with respect to the calculation of the settlement amount. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of average prices

Whenever any provision of the indenture requires us to calculate an average of last reported prices or daily VWAP over multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which the average is to be calculated.

Adjustment to shares delivered upon conversion upon certain fundamental changes

If you elect to convert your notes as described above under “Conversion upon specified corporate transactions—Certain corporate events,” and such fundamental change pursuant to clause (1), (2) or (5) of the definition of “fundamental change” occurs on or prior to August 15,

2011, in certain circumstances described below, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. Any conversion will be deemed to have occurred in connection with such fundamental change only if such notes are surrendered for conversion at a time when the notes would be convertible in light of the expected or actual occurrence of a fundamental change and notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied or no condition to conversion exists.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If the fundamental change is a transaction described in clause (2) of the definition thereof and holders of our common stock receive only cash in that fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of shares by which the conversion rate will be increased per $1,000 principal amount of notes:

	Stock Price
Effective Date	$4.25	$5.25	$6.25	$7.25	$8.25	$9.25	$10.25	$11.25	$12.25	$13.25	$14.25	$15.25	$16.25	$17.25

August 18, 2006	39.2157	31.6481	22.8662	17.2623	13.4283	10.6597	8.5806	6.9704	5.6942	4.6646	3.8228	3.1278	2.5492	2.0655
August 15, 2007	39.2157	29.6073	20.8726	15.5139	11.9576	9.4472	7.5876	6.1590	5.0314	4.1221	3.3780	2.7624	2.2492	1.8182
August 15, 2008	39.2157	26.8382	18.1392	13.1267	9.9679	7.8204	6.2667	5.0879	4.1619	3.4145	2.8012	2.2912	1.8630	1.5027
August 15, 2009	39.2157	22.9568	14.3091	9.8507	7.3024	5.6859	4.5633	3.7259	3.0689	2.5356	2.0931	1.7204	1.4041	1.1343
August 15, 2010	39.2157	16.9913	8.6349	5.3064	3.8035	2.9780	2.4316	2.0210	1.6901	1.4136	1.1777	0.9741	0.7971	0.6426
August 15, 2011	39.2157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $17.25 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $4.25 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 235.2941 per $1,000 principal amount of notes (which number shall equal the quotient obtained by dividing the principal amount per note by $4.25), subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Settlement of conversions related to a fundamental change pursuant to clause (2) as to which the conversion rate will be increased by additional shares

As described above, in the case of a transaction that is a fundamental change pursuant to clause (2) in the definition thereof, upon effectiveness of such fundamental change, the notes will be convertible into the consideration the holders of our common stock received in such transaction. If, as described above, we are required to increase the conversion rate as a result of such fundamental change, notes surrendered for conversion that would otherwise be settled in cash and shares of our common stock, if any, as described above under “—Settlement upon conversion,” will be settled as follows:

•	If the last day of the observation period related to notes surrendered for conversion is on or prior to the fourth trading day immediately preceding the effective date of such fundamental change, we will settle such conversion as described under “—Settlement upon conversion” above by delivering the settlement amount (based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third business day immediately following the last day of the observation period. As soon as practicable following the effective date of such fundamental change, we will deliver the increase in the settlement amount as if the conversion rate had been increased by such number of additional shares during the observation period (and based upon the daily VWAP prices during such observation period).

•	If the last day of the observation period related to notes surrendered for conversion is after the fourth trading day immediately preceding the effective date of such fundamental change, we will settle such conversion as described under “—Settlement upon conversion” above by delivering the settlement amount (based on the increased conversion rate) on the later to occur of (x) the business day following the effective date and (y) the third business day immediately following the last day of the observation period.

Purchase of notes by us at the option of the holder

Holders have the right to require us to purchase all or a portion of their notes on August 15, 2011, August 15, 2016 and August 15, 2026 (each, a “purchase date”). We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from 9:00 a.m., New York City time, on the date that is 20 business days prior to the relevant purchase date until 5:00 p.m., New York City time, on the business day immediately preceding the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk factors” under the caption “We may not have sufficient funds necessary to settle conversion of the notes or to purchase the notes upon a fundamental change or other purchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or purchase of the notes.”

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but not including, such purchase date. The accrued and unpaid interest, including any additional interest, will be paid to the holder of record on such regular record date. Any notes purchased by us will be paid for in cash.

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things

•	the last date on which a holder may exercise the purchase right;

•	the purchase price;

•	the purchase date;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in New York City or publish a notice containing this information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver by 5:00 p.m., New York City time, on the business day immediately preceding the purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice entitled “Form of Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. A purchase notice must state

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the purchase date. The notice of withdrawal must state

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes tendered for purchase on each purchase date. You will receive payment of the purchase price promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then

•	the notes will cease to be outstanding and interest, including any additional interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid interest, and additional interest, upon delivery or transfer of the notes).

We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, holders will have the right to require us to purchase all or a portion of their notes. The fundamental change purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but not including, the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay any accrued and unpaid interest and any additional interest to the holder of record on such regular record date). The fundamental change purchase date will be a date specified by us no later than the 35th calendar day following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs

(1)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the ordinary voting power of our common equity;

(2)	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any conveyance, transfer, sale, lease or disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3)	continuing directors cease to constitute at least a majority of our board of directors;

(4)	our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5)	our common stock (or other common stock into which the notes are then convertible) ceases to be listed on a national securities exchange or quoted on the Nasdaq Global Select Market or the Nasdaq Global Market (to the extent that the Nasdaq Global Select Market or the Nasdaq Global Market is not at such time a U.S. national securities exchange) or another established automated over-the-counter trading market in the United States.

A fundamental change will not be deemed to have occurred, however if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq Global Select Market or the Nasdaq Global Market (to the extent that the Nasdaq Global Select Market or the Nasdaq Global Market is not at such time a U.S. national securities exchange) or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities.

“Continuing director” means a director who either was a member of our board of directors on August 14, 2006 or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

On or before the 20th calendar day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting fundamental change purchase right. Such notice shall state, among other things

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the conversion rights of the holders with respect to the notes and the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in New York City or publish a notice containing this information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, by 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. A fundamental change purchase notice must state

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any fundamental change purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change purchase date. The notice of withdrawal must state

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the fundamental change purchase notice.

We will be required to purchase the notes tendered for purchase on the fundamental change purchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest, and additional interest, upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature is, however, not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of the consolidated assets of us and our subsidiaries, taken as a whole. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk factors” under the caption “We may not have sufficient funds necessary to settle conversion of the notes or to purchase the notes upon a fundamental change or other purchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

Consolidation, merger and sale of assets

The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer, sell, lease or dispose of all or substantially all of our properties and assets to, another person (if we are not the resulting, surviving or transferee person), unless:

•	the resulting, surviving or transferee person is a corporation or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity expressly assumes by supplemental indenture all of our obligations under the notes and the indenture and, to the extent then still operative, by supplemental agreement all of our obligations under the registration rights agreement;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer, sale, lease or disposition complies with these requirements.

Upon any such consolidation, merger, conveyance, transfer, sale, lease or disposition, the resulting, surviving or transferee person (if not us) shall succeed to, and may exercise every right and power of, ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined under “—Fundamental change permits holders to require us to purchase notes”) permitting each holder to require us to purchase the notes of such holder as described above.

The indenture also provides that any of the subsidiary guarantors may consolidate with or merge with or into, or convey, transfer, sell, lease or dispose of all or substantially all of its properties and assets to, another person (if such subsidiary guarantor is not the resulting, surviving or transferee person), provided that:

•	the resulting, surviving or transferee person is a corporation or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of such subsidiary guarantor under the subsidiary guarantee and the indenture and, to the extent then still operative, by supplemental agreement all of the obligations of such subsidiary guarantor under the registration rights agreement;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the indenture; and

•	the subsidiary guarantor has delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, conveyance, transfer, sale, lease or disposition complies with these requirements.

A subsidiary guarantor will be released and relieved from all of its obligations under the subsidiary guarantee in the following circumstances:

•	upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting power of the capital stock or other interests of such subsidiary guarantor (other than to us or any affiliate); or

•	upon the sale or disposition of all or substantially all the assets of such subsidiary guarantor (other than to us or any affiliate).

Events of default

Each of the following is an event of default:

(1)	default in any payment of interest, including any additional interest (as required by the registration rights agreement described in “Registration rights”) on any note when due and payable and the default continues for a period of 30 calendar days;

(2)	default in the payment of principal of any note when due and payable at its stated maturity, upon optional redemption, upon required purchase, upon declaration or otherwise;

(3)	our failure to comply with our obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right and such failure continues for a period of five calendar days;

(4)	our failure to give a fundamental change notice or notice of a specified corporate transaction as described under “—Conversion upon specified corporate transactions,” in each case on a timely basis as required under the indenture;

(5)	our failure to comply with our obligations under “Consolidation, merger and sale of assets;”

(6)	our failure to comply for 60 calendar days after written notice from the trustee or from the holders of at least 25% in principal amount of the notes then outstanding with any of our other agreements contained in the notes or the indenture;

(7)	the failure by us or any of our subsidiaries to pay any indebtedness for borrowed money within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default if the total amount of such indebtedness unpaid or accelerated exceeds $10,000,000 in the aggregate, and such failure continues for ten calendar days after written notice from the trustee or from the holders of at least 25% in principal amount of the notes then outstanding;

(8)	a subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or a subsidiary guarantor denies or disaffirms its obligations under its subsidiary guarantee;

(9)	a final judgment for the payment of $10,000,000 or more rendered against us or any subsidiary, which judgment is not discharged or stayed within 60 calendar days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(10)	certain events of bankruptcy, insolvency or reorganization involving us or significant subsidiaries.

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on the notes to be due and payable. In case of certain events of bankruptcy, insolvency or reorganization, involving us or a significant subsidiary, 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on the notes will automatically become due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest, will be due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest or with respect to a provision that cannot be amended without the consent of each holder affected) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest, including additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 calendar days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-calendar-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 calendar days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee’s board of directors, a committee of the trustee’s board of directors or a committee of the trustee’s trust officers in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 calendar days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We also are required to deliver to the trustee, within 30 calendar days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or proposes to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected (in addition to the majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment of the indenture or to waive any past defaults;

(2)	reduce the rate of or extend the stated time for payment of interest, including additional interest, on any note;

(3)	reduce the principal of or extend the stated maturity of any note;

(4)	make any change that impairs or adversely affects the conversion rights of any notes;

(5)	reduce the redemption price, the purchase price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	make any note payable in money other than that stated in the note;

(7)	impair the right of any holder to receive payment of principal and interest, including additional interest, on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(9)	terminate any subsidiary guarantees with respect to the notes (unless expressly permitted under the indenture).

Without the consent of any holder, we, the subsidiary guarantors and the trustee may amend the indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation or limited liability company of our or a subsidiary guarantor’s obligations under the indenture;

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6)	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7)	make any change that does not materially adversely affect the rights of any holder; or

(8)	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated

maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Repurchase and cancellation

We may, to the extent permitted by law, repurchase any notes in the open market or by tender offer at any price or by private agreement. Any notes repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us.

Calculations in respect of notes

Except as otherwise provided above, we are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

The Bank of New York is the trustee, security registrar, paying agent, conversion agent and bid solicitation agent. The Bank of New York, in each of its capacities, including without limitation as trustee, security registrar, paying agent, conversion agent and bid solicitation agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

Governing law

The indenture provides that it, the notes and the subsidiary guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Description of capital stock

The following summary of certain provisions of our capital stock is not complete and may not contain all the information you should consider before investing in the notes. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;

•	our Restated Certificate of Incorporation, as it may be amended or restated from time to time; and

•	our By-laws, as they may be amended and restated from time to time.

General

Our Certificate of Incorporation, as amended, authorizes the issuance of a total of 100,000,000 shares of common stock, having one vote per share, and Class A stock, having ten votes per share (collectively, the “Common Shares”) and 5,000,000 shares of Preferred Stock (“Preferred Stock”). The Common Shares and Preferred Stock each have a par value of $.01 per share. Subject to the maximum number of authorized shares, the number of shares of authorized common stock and Class A stock shall be as established from time to time by our Board of Directors in its discretion. Without a separate class vote of the holders of common stock approving the same, we may not issue additional shares of Class A stock if the number of shares of Class A stock which would be outstanding immediately after such issuance would exceed 55% of the number of shares of common stock which would be outstanding immediately after such issuance.

Except as otherwise provided in this prospectus, all shares of common stock and Class A stock are identical and the holders thereof are entitled to the same rights and privileges. As of the date of this prospectus, we have only common stock outstanding.

Voting rights

General

Each share of common stock is entitled to one vote on all matters submitted to stockholders and each share of Class A stock is entitled to ten votes on all such matters. Except as otherwise provided by law, the holders of common stock and Class A stock will vote as a single class on all matters submitted to a vote of stockholders.

Directors

Our by-laws provide that our Board of Directors will be divided into three classes, each comprising approximately one-third of the members of the Board of Directors. The classes of directors serve staggered three-year terms. There is no cumulative voting for the election of directors.

Dividends and other distributions

The holders of common stock and Class A stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor;

subject, however, to the rights of the holders of any preferred stock. The holders of common stock, together with the holders of Class A stock, will have equal rights in any assets available for distribution to stockholders upon any liquidation of the Company, after satisfaction of the liquidation preference of any preferred stock then outstanding.

The common stock and the Class A stock are treated as a single series for purposes of dividends, so that no dividend may be paid on either class unless an equal dividend per share is paid on the other. However, payment of dividends on Common Shares (whether common stock or Class A stock) is subject to certain restrictions contained in the agreements under which our long-term indebtedness is outstanding. Under those agreements, we may not declare or pay any cash dividends on our Common Shares, or return any capital to the holders of Common Shares or authorize or make any other distribution, payment or delivery of property or cash to such holders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration any Common Shares (any such action being referred to as a “Dividend”), except within the limitations specified in those agreements.

No preemptive rights

The holders of fully-paid shares of common stock have no preemptive rights or rights to convert their stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of common stock are, and the shares offered hereby by the Company upon issuance and sale will be, fully paid and non-assessable. There are no sinking fund provisions or redemption provisions applicable to the common stock.

Preferred stock

We may elect to issue shares of our Preferred Stock, $.01 par value, from time to time in one or more series. Shares of our Preferred Stock may have dividend, redemption, voting and liquidation rights taking priority over our common stock and Class A stock, and shares of Preferred Stock may be convertible into our common stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and Class A stock and could adversely affect the rights and powers, including voting rights, of holders of shares of common stock and Class A stock. The existence of authorized and undesignated shares of Preferred Stock may also have an adverse effect on the market price of our common stock. In addition, the issuance of any shares of Preferred Stock could have the effect of delaying, deferring or preventing a change of control.

Our Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series without any approval of our stockholders. Our Board of Directors determines the rights, qualifications, restrictions and limitations relating to each series of our Preferred Stock at the time of issuance, and such rights, qualifications, restrictions and limitations may differ with respect to those of shares of Preferred Stock of a different series. Our Certificate of Incorporation, as amended, authorizes our Board of Directors, without further stockholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in one or more series. As of the date of this prospectus, 100,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), and no other shares of Preferred Stock have been designated. No shares of Preferred Stock are issued and outstanding as of the date of this prospectus. We may amend from time to time our Certificate of Incorporation to increase the number of authorized shares of Preferred Stock.

For a complete description of any series of Preferred Stock issued by us, you should refer to the applicable Certificate of Amendment to our Restated Certificate of Incorporation or the applicable certificate of designations, as the case may be, establishing a particular series of preferred stock, in either case which will be filed with the Secretary of State of the State of Delaware.

The Preferred Stock will, when issued, be fully paid and nonassessable.

Dividend rights

The Preferred Stock will be preferred over our common stock and Class A stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on our common stock will be declared and set apart for payment or paid, the holders of shares of each series of Preferred Stock will be entitled to receive dividends when, as and if declared by our Board of Directors. We will pay those dividends either in cash, shares of common stock or Preferred Stock or otherwise, at the rate and on the date or dates set forth in the applicable prospectus supplement. With respect to each series of Preferred Stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless another date is set forth in the applicable terms of the series of Preferred Stock. Accruals of dividends will not bear interest.

Rights upon liquidation

The Preferred Stock will be preferred over our common stock and Class A stock as to assets so that the holders of each series of Preferred Stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of Preferred Stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding Preferred Stock are entitled, our entire remaining net assets will be distributed among the holders of each series of Preferred Stock in amounts proportional to the full amounts to which the holders of each series are entitled.

Redemption

All shares of any series of Preferred Stock will be redeemable to the extent set forth in the applicable terms of the series of Preferred Stock. All shares of any series of Preferred Stock will be convertible into shares of our common stock or into shares of any other series of Preferred Stock to the extent set forth in the applicable terms of the series of Preferred Stock.

Voting rights

Except as indicated in the applicable terms of the series of Preferred Stock, the holders of Preferred Stock will be entitled to one vote for each share of Preferred Stock held by them on all matters properly presented to stockholders. The holders of common stock, Class A stock and the holders of all series of Preferred Stock will vote together as one class.

Rights to purchase Series A Junior Participating Preferred Stock

On January 27, 2005, our Board of Directors approved the execution of a Rights Agreement dated as of January 27, 2005 (the “Rights Agreement”), between Calgon Carbon and StockTrans, Inc., as Rights Agent (the “Rights Agent”). In connection with the implementation of the Rights Agreement, on January 27, 2005, our Board of Directors declared a dividend distribution of one Right to Purchase Series A Junior Participating Preferred Stock (a “Right”) for each outstanding share of our common stock. The distribution was payable to the stockholders of record at the close of business on February 3, 2005, and was effective simultaneous with the expiration of the common stock acquisition rights granted under the Rights Agreement dated as of February 3, 1995, between Calgon Carbon and First Chicago Trust Company of New York, as Rights Agent.

Each Right entitles the registered holder to purchase from us one ten-thousandth of a share of a series of our preferred stock designated as Series A Preferred Stock at a price of $35.00 per one ten-thousandth of a share (the “Purchase Price”), subject to adjustment.

Initially, the Rights are attached to all common stock certificates representing shares outstanding, and no separate Rights certificates have been distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and a distribution of Rights will occur upon the earlier of

•	ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding shares of common stock (15% or more, in the case of certain institutional investors, as described below) or

•	ten business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Notwithstanding the foregoing, a person will not be deemed to be an Acquiring Person if, among other things:

•	such person acquires beneficial ownership of in excess of 10% of the outstanding common stock as a result of repurchases of common stock by us, provided such person does not subsequently acquire any additional shares of common stock;

•	such person beneficially owns more than 10% of the outstanding common stock, but not more than 15% of the outstanding common stock, and reports such beneficial ownership on Schedule 13G; or

•	such person was a holder of 10% or more of the outstanding shares of common stock as of December 27, 2004, provided such person does not subsequently acquire beneficial ownership of additional shares representing 1% or more of the outstanding common stock, other than through inadvertence or under certain other circumstances.

Until the distribution of Rights, the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates. New common stock certificates issued after February 3, 2005 will contain a notation incorporating the Rights Agreement by reference. The surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

Pursuant to the Rights Agreement, we reserve the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

The Rights are not exercisable until the distribution date and will expire at 5:00 P.M. (New York City time) on February 3, 2015, unless such date is extended or the Rights are earlier redeemed or exchanged by us as described below.

As soon as practicable after the distribution date, Rights certificates will be mailed to holders of record of the common stock as of the close of business on the distribution date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of common stock issued prior to the distribution date will be issued with Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other of our securities) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by us as set forth below. For example, at an exercise price of $35.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following any one of the events set forth in the preceding paragraph would entitle its holder to purchase $70.00 worth of common stock (or other consideration, as noted above) for $35.00. Assuming that the common stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase seven shares of common stock for $35.00.

In the event that, at any time following the date on which a person or group becomes an Acquiring Person (a “Stock Acquisition Date”):

•	we engage in a merger or other business combination transaction in which we are not the surviving corporation;

•	we engage in a merger or other business combination transaction in which we are the surviving corporation and our common stock is changed or exchanged; or

•	50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Up to and including the tenth business day after a Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, rounded to the nearest $0.01, but not less than $0.01. Promptly upon the action of our Board of Directors electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 Redemption Price.

If, at any time that the Rights become exercisable for common stock, we have insufficient authorized but unissued common stock to permit the issuance of all of the shares of common stock the holders of the Rights would be entitled to purchase, the Board of Directors may provide the holders of the Rights (other than the Acquiring Person) with cash, other equity securities or debt securities, take action to reduce the Purchase Price of the Rights or do any combination of the foregoing to ensure that holders of the Rights receive the intended benefits of the Rights.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for common stock at an exchange ratio of one share of common stock, or one ten-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Calgon Carbon, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

The holder of each share of our common stock outstanding at the close of business on February 3, 2005, received one Right. So long as the Rights are attached to the common stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of common stock issued or transferred by us in the future. In addition, following the distribution date and prior to the expiration or redemption of the Rights, we may issue Rights when we issue common stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of common stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain of our securities. One hundred thousand (100,000) shares of Series A Preferred Stock were initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us in a manner which causes the Rights to become exercisable. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and otherwise in the best interest of us and our stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until 10 business days following the Stock Acquisition Date redeem the then outstanding Rights at the Redemption Price or take other action to exempt such a transaction under the Rights Agreement.

Possible anti-takeover effect

Certain of the provisions of our Restated Certificate of Incorporation and provisions of the Delaware General Corporation Law, either independent from or in conjunction with the Rights Agreement may be considered as having an anti-takeover effect. For instance, under certain circumstances, the Board of Directors could cause additional shares of common stock or shares of Preferred Stock to be issued or cause rights to purchase common stock or Preferred Stock to be issued to create voting impediments or to frustrate persons seeking to effect a takeover or gain control of the Company. The additional shares of common stock, shares of Preferred Stock or rights could be issued without any additional action by stockholders. Shares could be privately placed with purchasers who might join with the Board of Directors in opposing a hostile takeover bid or could be sold with or without an option or requirement on the part of the Company to repurchase the shares. The Board of Directors could also authorize holders of the Preferred Stock to vote as a class either separately or with the holders of common stock on any merger, sale or exchange of assets by the Company or any other extraordinary corporate transaction.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides in general that an interested stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•	prior to such date the corporation’s board of directors approve either the business combination or the transaction in which the stockholder became an interested stockholder; or

•	the business combination is approved by the corporation’s board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Transfer agent and registrar

The Transfer Agent and Registrar for the common stock is StockTrans, Inc., Ardmore, Pennsylvania.

Registration rights

We and the subsidiary guarantors entered into a registration rights agreement with the initial purchaser of the notes concurrently with the issuance of the notes.

Pursuant to the registration rights agreement, we agreed for the benefit of the holders of the notes, the subsidiary guarantees and the common stock issuable upon conversion of the notes that we will, at our cost, subject to certain rights to suspend use of the shelf registration statement of which this prospectus is a part, use reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the date there are no longer any registrable securities.

“Registrable securities” means:

•	any notes and the subsidiary guarantees until the earliest of (i) their effective registration under the Securities Act and the resale of all such notes and subsidiary guarantees in accordance with the shelf registration statement, (ii) the date on which such notes and subsidiary guarantees are (A) sold pursuant to Rule 144 under circumstances in which any legend borne by such notes and subsidiary guarantees relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed or (B) freely transferable without restriction under Rule 144(k) or (iii) the date on which such notes have been converted (and the related subsidiary guarantees have been terminated) or otherwise cease to be outstanding;

•	the shares of common stock, if any, issuable upon conversion of the notes, until the earliest of (i) their effective registration under the Securities Act and the resale of all such shares in accordance with the shelf registration statement, (ii) the date on which such shares are (A) sold pursuant to Rule 144 under circumstances in which any legend borne by such shares relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed or (B) freely transferable without restriction under Rule 144(k) or (iii) the date on which such shares cease to be outstanding.

We are permitted to suspend the effectiveness of the shelf registration statement of which this prospectus is a part or the use of this prospectus during specified periods (not to exceed 120 days in the aggregate in any 12 month period) in specified circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.

The following requirements and restrictions generally apply to a holder selling the securities pursuant to this prospectus:

•	the holder is required to be named as this selling securityholder in this prospectus;

•	the holder is required to deliver this prospectus to purchasers;

•	the holder is subject to some of the civil liability provisions under the Securities Act in connection with any sales; and

•	the holder is bound by the provisions of the registration rights agreement which are applicable to the holder (including indemnification obligations).

We and the subsidiary guarantors agreed to pay predetermined additional interest as described herein (“additional interest”) to holders of the notes if this prospectus is unavailable for periods in excess of that permitted above. The additional interest will accrue until the unavailability is cured at a rate per year equal to 0.25% for the first 90 calendar days after the occurrence of the event and 0.5% thereafter of the outstanding principal amount thereof; provided that no additional interest will accrue with respect to any period after the second anniversary of the original issuance of the notes; and provided further that, if this prospectus is unavailable for periods in excess of that permitted above, additional interest shall accrue on only those notes that are registrable securities. No additional interest or other additional amounts will be payable in respect of shares of common stock which have been issued upon conversion of notes and are required to bear a restrictive legend in relation to any registration default.

The additional interest will accrue from and including the date on which any registration default occurs to but excluding the date on which all registration defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance.

We will provide to each registered holder copies of this prospectus and take other actions that are required to permit, subject to the foregoing, unrestricted resales of the notes, the subsidiary guarantees and the shares of common stock issued upon conversion of the notes.

The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request as described under “Available information.”

Selling securityholders

The notes were originally issued by us in an offering exempt from the registration requirements of the Securities Act to initial purchasers who represented to us that they were qualified institutional buyers. Each initial purchaser and institution that purchased the notes from the initial purchaser and who has provided us with a completed questionnaire setting forth the information specified below, and that selling securityholder’s transferees, pledgees, donees and other successors which we refer to collectively as the “selling securityholders,” may from time to time offer and sell pursuant to this prospectus or any applicable prospectus supplement, any or all of the notes held by that selling securityholder, including the related guarantee, and common stock into which the notes are convertible.

The following table sets forth, to our knowledge, information as of November 1, 2007, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes, including the related guarantee, or shares of common stock without furnishing to us a questionnaire setting forth the information specified below.

The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling securityholder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling securityholders’ notes, and no selling securityholder has had any material relationship with us or our affiliates within the past three years, except as otherwise indicated in the table below.

Information concerning the selling securityholders may change from time to time, and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in the event of stock splits, stock dividends, reorganizations and similar events described in this prospectus.

			Maximum
	Principal		Number of
	Amount of	Percentage of	Shares of	Percentage of
	Notes That	Notes	Common Stock	Common Stock
	May be Sold	Outstanding	That May be	Outstanding
Name of Selling Securityholder	(1)	(1)	Sold (1)(2)	(1)(3)

Aristeia International Limited(4)	$4,510,000	6.01%	884,313	2.14%
Aristeia Partners LP(5)	615,000	*	120,588	*
Aristeia Special Investments Master LP(4)	511,000	*	100,196	*
Citadel Equity Fund, Ltd.(6)	7,500,000	10.00%	1,470,588	3.51%
CNH CA Master Account, L.P.(7)	7,500,000	10.00%	1,470,588	3.51%
DBAG London(8)	7,500,000	10.00%	1,470,588	3.51%
Ellington Overseas Partners, LTD(9)	250,000	*	49,019	*
Guggenheim Portfolio Company XXXI, LLC(10)	854,000	1.14%	167,450	*
HFR RVA Combined Master Trust(11)	502,000	*	98,431	*
Highbridge International LLC(12)	8,125,000	10.83%	1,593,137	3.79%
J.P. Morgan Securities Inc.(13)	1,625,000	2.17%	318,627	*
Linden Capital LP(14)	12,000,000	16.00%	2,352,940	5.50%
Mohican VCA Master Fund, Ltd.(15)	1,500,000	2.00%	294,117	*
Morgan Stanley & Co. Incorporated(16)	12,000,000	16.00%	2,352,940	5.50%
Polygon Global Opportunities Master Fund (17)	11,000,000	14.67%	2,156,862	5.07%
Vicis Capital Master Fund(18)	3,000,000	4.00%	588,235	1.44%
Whitebox Convertible Arbitrage Partners, L.P.(19)	7,444,000	9.93%	1,459,607	3.49%
Whitebox Diversified Convertible Arbitrage Partners, L.P.(19)	1,200,000	1.60%	235,294	*

Total(1)	$75,000,000	100.00%	14,705,880	26.68%

*	Less than 1%.

(1)	The maximum principal amount of notes, including the related guarantee, and underlying shares of common stock that may be sold by selling securityholders pursuant to this prospectus may not exceed $75,000,000 and 14,705,880 shares of common stock issuable upon conversion of the notes. The sum of the principal amount of notes beneficially owned by selling securityholders that are included in this prospectus is more than $75,000,000 because certain of the selling securityholders may have transferred their notes in transactions exempt from the registration requirements of the Securities Act, or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result, we have received beneficial ownership information from additional selling securityholders with respect to the same notes or shares of underlying common stock. Accordingly, there also may be additional holders of notes who have not yet returned a questionnaire to us.

(2)	Assumes conversion of all of the selling securityholder’s notes at the initial conversion rate of 196.0784 shares of common stock per $1,000 principal amount of the notes. However, the conversion rate will be subject to adjustment as described under “Description of the notes — Conversion rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on 40,403,439 shares of common stock outstanding as of August 8, 2007. In calculating these percentages for each holder of notes, we also treated as outstanding that number of shares of common stock issuable upon conversion of the holder’s notes. However, we did not assume the conversion of any other securities held by a different holder.

(4)	Aristeia Capital LLC is the investment manager for the selling securityholder. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(5)	Aristeia Advisors LLC is the general partner for the selling securityholder. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(6)	Citadel Limited Partnership is the trading manager of the selling securityholder and consequently has investment discretion over securities held by the selling securityholder. Citadel Investment Group, L.L.C. controls Citadel Limited Partnership. Kenneth C. Griffin controls Citadel Investment Group, L.L.C. and therefore has ultimate investment discretion over securities held by the selling securityholder. Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Kenneth C. Griffin each disclaim beneficial ownership of the shares held by the selling securityholder. The selling securityholder has identified itself as an affiliate of a broker-dealer registered pursuant to section 15 of the Exchange Act. The selling securityholder has advised us that it purchased the securities reflected in this table as being owned by it in the ordinary course of business and, at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

(7)	CNH Partners, LLC is Investment Advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principles for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(8)	Patrick Corrigan, a registered investment advisor under the Investment Advisors Act of 1940, has investment or voting power with respect to the securities listed for the selling securityholder but disclaims beneficial ownership of such securities. The selling securityholder has identified itself as an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act. The selling securityholder has advised us that it purchased the securities reflected in this table as being owned by it in the ordinary course of business and, at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

(9)	Ellington Management Group, LLC is the investment adviser of the selling securityholder. Michael Vranos, as principal of Ellington Management Group, LLC, has voting and investment control over these securities. Mr. Vranos disclaims beneficial ownership over these securities except to the extent of any indirect ownership interest he may have in such securities through his economic participation in the selling securityholder.

(10)	Andrew Redleaf, managing member, exercises voting control and dispositive power with respect to the securities held by the selling securityholder.

(11)	Whitebox Advisors, LLC, as managing member of the selling securityholder, and Andrew Redleaf, as managing member of Whitebox Advisors, LLC, share voting and investment powers with respect to securities held by the selling securityholder.

(12)	Highbridge Capital Management, LLC is the trading manager of the selling securityholder and has voting control and investment discretion over the securities held by the selling securityholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Capital Management, LLC. Each of Highbridge Capital Management, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by the selling securityholder.

(13)	The selling securityholder is an SEC-reporting company. The selling securityholder has identified itself as a registered broker-dealer pursuant to Section 15 of the Exchange Act and is therefore deemed to be an “underwriter” within the meaning of the Securities Act with respect to the securities being offered. Please see “Plan of Distribution” for required disclosure regarding the effect of classification as an underwriter. The selling securityholder was the sole book-running manager for the private offering of notes in August 2006.

(14)	Linden GP LLC is the general partner of the selling securityholder. Siu Min Wong, managing member of Linden GP LLC, has voting and investment powers with respect to these securities.

(15)	Mohican Financial Mgmt., LLC holds voting and investment power with respect to the securities held by the selling securityholder. Eric Hage and Daniel Hage are the sole members of Mohican Financial Mgmt., LLC.

(16)	The selling securityholder is a majority-owned subsidiary of Morgan Stanley, an SEC reporting company. The selling securityholder has identified itself as a registered broker-dealer pursuant to Section 15 of the Exchange Act and therefore may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to these securities. Please see “Plan of Distribution” for required disclosure regarding the effect of classification as an underwriter.

(17)	Polygon Investment Partners LLP and Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power over the securities held by the selling securityholder. Polygon Investment Partners LLP and Polygon Investment Partners LP, Polygon Investments Ltd., Reade E. Griffith and Patrick G. G. Dear disclaim beneficial ownership of the securities held by the selling securityholder.

(18)	Vicis Capital LLC is the investment advisor of the selling securityholder and exercises voting and investment control over these securities. Shad Stastney, Sky Lucas and John Succo control Vicis Capital LLC but disclaim individual ownership of the securities.

(19)	Whitebox Convertible Arbitrage Advisors, LLC is the general partner of the selling securityholder. Whitebox Advisors LLC and Andrew Redleaf are managing members of Whitebox Convertible Arbitrage Advisors, LLC and share voting and investment powers with respect to these securities.

With respect to selling securityholders that have identified themselves as affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement or a prospectus supplement to this prospectus, to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise disclosed in the footnotes to the table, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the above table. Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Material U.S. federal income and estate tax consequences

The following general discussion represents the opinion of our counsel, Kirkpatrick & Lockhart Preston Gates Ellis LLP, as to the material U.S. federal income and estate tax consequences of the ownership of notes and the shares of common stock into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a holder who purchased the notes on original issuance at its initial offering price, and does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income or estate tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a U.S. person whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “non-U.S. holder” means a beneficial owner of a note or share of common stock (other than a partnership) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. holders

The following discussion is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes.

Payment of interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Sale, exchange, redemption, or other disposition of notes

Except as provided below under “Conversion of notes into common stock, cash or a combination thereof” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to preferential rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of notes into common stock, cash or a combination thereof

If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the notes in a taxable disposition (as described above under “Sale, exchange, redemption or other disposition of notes”). If a combination of cash and common stock is received in exchange for your notes upon conversion or repurchase, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion and the ownership of our common stock.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and as discussed in “Registration rights” and in “Description of notes—Adjustment to shares delivered upon conversion upon certain fundamental changes”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made and such adjustments do not qualify as being made pursuant to a bona fide reasonable adjustment formula, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to a non-corporate holder would be eligible for the preferential rates of U.S. federal income tax. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service (the “IRS”).

Non-U.S. holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock.

Payments of interest

The 30% U.S. federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest rule” provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “Payments of interest” are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Dividends and constructive dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “U.S. holders—Constructive distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, exchange, redemption, conversion or other disposition of notes or shares of common stock

Any gain recognized on the sale, exchange, redemption or other taxable disposition of a note or share of common stock and as well as upon the conversion of a note into cash or into a combination of cash and common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Any common stock which you receive on the sale, exchange, redemption, conversion or other disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Payments of interest.”

We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. federal estate tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “Payments of interest” without regard to the statement requirement described in the last bullet point. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “Payments of interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Plan of distribution

We will not receive any of the proceeds of the sale of the notes, including the related guarantee, and the common stock issuable upon conversion of the notes offered by this prospectus. The notes, including the related guarantees, and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by the selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the underlying common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver the notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that, in turn, may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock issuable upon conversion of the notes by the selling securityholders. The selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes and the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

Our common stock is currently traded on the New York Stock Exchange under the ticker symbol “CCC.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. The notes originally issued in the private offering are eligible for trading on The PORTALsm Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The PORTALsm Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any other persons participating in the distribution of the notes or the common stock issuable upon conversion of the notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market-making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement entered into with the initial purchasers of the notes issued in the private offering, we agreed to, at our expense, use commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

•	the date when the holders of transfer restricted notes and shares of common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction under Rule 144(k) under the Securities Act;

•	the date when all transfer restricted notes and shares of common stock issuable upon conversion of the notes are registered under the registration statement of which this prospectus is a part and sold pursuant to such registration statement; and

•	the date when all transfer restricted notes and shares of common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if

•	the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing, and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of the notes, agrees to hold any communication by us in confidence.

Under the registration rights agreement we entered into in connection with the issuance of the notes, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We also agreed to pay liquidated damages to certain holders of the notes and the shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the common stock issuable upon conversion of the notes to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

Legal matters

The validity of the issuance of the notes, including the related guarantees and the common stock issuable upon conversion of the notes, will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Pittsburgh, Pennsylvania.

Experts

Except as noted below for Chemviron Carbon Limited and subsidiaries (“Chemviron UK”) as of December 31, 2005 and for the years ended December 31, 2005 and 2004, the consolidated financial statements of Calgon Carbon Corporation and subsidiaries (the “Company”), as of December 31, 2006 and December 31, 2005, and for each of the three years in the period ended December 31, 2006 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006, appearing herein and the related financial statement schedule incorporated by reference in this prospectus from the Company’s annual report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche, LLP as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph regarding the Company’s adoption of two new accounting standards, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting). The financial statements of Chemviron UK as of December 31, 2005 and for the years ended December 31, 2005 and 2004 (consolidated within those of the Company) have been audited by KPMG LLP as stated in their report appearing herein. Such financial statements of the Company are included herein and the financial statement schedule is incorporated by reference herein in reliance upon the respective reports of such firms given their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

Available information

We file annual, quarterly and special reports, proxy statements, and other documents with the SEC under the Exchange Act. Our SEC filings and exhibits thereto are available to the public at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s website (www.sec.gov).

Incorporation of certain documents by reference

This prospectus “incorporates by reference” certain information we file with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to these filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement.

We incorporate by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K (except for Item 8), including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our Annual Meeting of Stockholders to be held on May 17, 2007, for the fiscal year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2007;

•	our Current Reports on Form 8-K filed on January 30, February 26, March 7, 21 and 30, April 26, May 18, June 25 and 27, July 5 and 26, August 8 and October 4, 2007;

•	the description of our common stock contained in our Current Report on Form 8-K filed on February 16, 1996; and

•	our Registration Statement on Form 8-A filed with the SEC on January 28, 2005.

In addition, we incorporate by reference any future filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until all of the notes to which this prospectus relates have been sold or the offering is otherwise terminated. We will provide free copies of any of those documents, if you write or telephone us at: Calgon Carbon Corporation, Attention: Dennis Sheedy, Esq., P.O. Box 717, Pittsburgh, Pennsylvania 15230-0717.

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus.

Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Explanatory note

Effective December 31, 2006, we adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R) (“SFAS 158”). SFAS 158 required us to record a transition adjustment to recognize the funded status of postretirement defined benefit plans, measured as the difference between the fair value of plan assets and the benefit obligations, in our balance sheet after adjusting for derecognition of our minimum pension liability as of December 31, 2006. We complied with the provisions of SFAS 158; however, we incorrectly presented the effect of this transition adjustment as part of 2006 comprehensive income on our Consolidated Statements of Income and Comprehensive Income (Loss) included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The impact of removing the SFAS 158 transition adjustment from the 2006 Consolidated Statements of Income and Comprehensive Income (Loss) changes the reported comprehensive income (loss) from $(3,935,000) to $1,440,000. The Consolidated Statements of Income and Comprehensive Income (Loss) set forth in this prospectus on page F-8 correctly presents 2006 comprehensive income (loss) excluding the SFAS 158 transition adjustment. The reported net loss of $(7,798,000) for 2006 and the related loss per share of $(.20) are unaffected by this change. There are no other changes to the Consolidated Statements of Income and Comprehensive Income (Loss) included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, other than this correction of 2006 comprehensive income.

Report of management

Responsibility for Preparation of the Financial Statements and Establishing and Maintaining Adequate Internal Control Over Financial Reporting

Responsibility for financial statements

Management is responsible for the preparation of the financial statements included in this Annual Report. The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The Notes to the Consolidated Financial Statements contained within this Annual Report are consistent with the Consolidated Financial Statements.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system is designed to provide reasonable assurance concerning the reliability of the financial data used in the preparation of the Company’s financial statements, as well as reasonable assurance with respect to safeguarding the Company’s assets from unauthorized use or disposition. However, no matter how well designed and operated, an internal control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s evaluation included reviewing the documentation of our controls, evaluating the design effectiveness of controls, and testing their operating effectiveness. Based on this evaluation, management believes that, as of December 31, 2006, the Company’s internal controls over financial reporting were effective and provide reasonable assurance that the accompanying financial statements do not contain any material misstatement.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who also audited our consolidated financial statements. Deloitte & Touche LLP’s attestation report on management’s assessment of our internal control over financial reporting appears below.

Material weakness previously identified

As previously reported in our quarterly report on Form 10-Q for the period ended September 30, 2006, on October 30, 2006, management and the Audit Committee of the Company determined that as of September 30, 2006, a material weakness existed in internal control over financial reporting related to the calculation of the Company’s interim tax provision. This determination resulted from errors identified in the quarterly tax provision calculation for the quarters ended March 31 and June 30, 2006, respectively.

Changes in internal control

During the most recent fiscal quarter ended December 31, 2006, the Company completed its remediation related to the material weakness identified above related to the calculation of the Company’s interim tax provision. Pursuant to Exchange Act Rule 13a-15(d), this effort constituted a material change to the internal control structure.

Internal controls—report of independent registered
public accounting firm

To the Board of Directors and Stockholders of
Calgon Carbon Corporation
Pittsburgh, Pennsylvania

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in the Report of Management, that Calgon Carbon Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated April 24, 2007 (July 5, 2007 as to Note 1) expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company’s adoption of two new accounting standards.

DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
April 24, 2007

Financial statements—report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Calgon Carbon Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the consolidated financial statements of Chemviron Carbon Ltd. and subsidiaries (“Chemviron UK”) as of and for the years ending December 31, 2005 and 2004, which statements reflect total assets constituting 9 percent of consolidated total assets as of December 31, 2005, and total revenues constituting 12 percent and 11 percent of consolidated total revenues for the years ended December 31, 2005 and 2004, respectively. Those consolidated financial statements were audited by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary Chemviron UK, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Calgon Carbon Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment and on December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
April 24, 2007 (July 5, 2007 as to Note 1)

Financial statements—report of independent registered public accounting firm

The Board of Directors and Stockholders
Chemviron Carbon Limited

We have audited the accompanying consolidated balance sheet of Chemviron Carbon Limited and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemviron Carbon Limited and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Manchester, United Kingdom
April 24, 2007

Consolidated statements of income and
comprehensive income (loss)
Calgon Carbon Corporation

	Years ended December 31,
(Dollars in thousands except per share data)	2006	2005	2004

Net Sales	$316,122	$290,835	$295,877

Cost of products sold (excluding depreciation)	236,673	215,330	207,523
Depreciation and amortization	18,933	21,042	22,004
Selling, general and administrative expenses	62,003	59,547	54,543
Research and development exercises	4,248	4,506	3,801
(Gain) loss from insurance settlement (Note 3)	(8,072)	1,000	–
Goodwill impairment charge (Note 8)	6,940	–	–
Gulf Coast facility impairment charge (Note 7)	–	2,158	–
Restructuring charges (Note 4)	7	412	–

	320,732	303,995	287,871

Income (loss) from operations	(4,610)	(13,160)	8,006
Interest income	822	719	697
Interest expense	(5,977)	(4,891)	(3,409)
Other expense—net	(2,209)	(2,138)	(3,238)

Income (loss) from continuing operations before income taxes, equity in income (loss), and minority interest	(11,974)	(19,470)	2,056
Income tax benefit (Note 15)	(2,676)	(9,688)	(846)

Income (loss) from continuing operations before equity in income (loss) and minority interest	(9,298)	(9,782)	2,902
Equity in income (loss) of equity investments	286	(725)	1,000
Minority interest	–	–	66

Income (loss) from continuing operations	(9,012)	(10,507)	3,968
Income from discontinued operations (Note 5)	1,214	3,091	1,920

Net income (loss)	(7,798)	(7,416)	5,888
Other comprehensive income (loss), net of tax provision (benefit) of $2,752, ($3,019), and ($816), respectively	9,238	(9,811)	3,939

Comprehensive income (loss) (2006 restated, see Note 1)	$1,440	$(17,227)	$9,827

Basic and diluted income (loss) from continuing operations per common share	$(.23)	$(.27)	$.10
Income from discontinued operations per common share	.03	.08	.05

Basic and diluted net income (loss) per common share	$(.20)	$(.19)	$.15

Weighted average shares outstanding, in thousands
Basic	39,927	39,615	39,054
Diluted	39,927	39,615	39,456

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets
Calgon Carbon Corporation

	December 31,
(Dollars in thousands except per share data)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$5,631	$5,446
Receivables, net of allowance for losses of $1,981 and $2,172	55,036	51,224
Revenue recognized in excess of billings on uncompleted contracts	7,576	5,443
Inventories	70,339	67,655
Deferred income taxes—current	5,761	8,448
Other current assets	4,369	6,044
Assets held for sale (Note 5)	–	21,340

Total current assets	148,712	165,600
Property, plant and equipment, net	106,101	108,745
Equity investments	6,971	7,219
Intangibles	8,521	10,049
Goodwill	27,497	33,874
Deferred income taxes—long term	20,225	18,684
Other assets	4,337	3,697

Total assets	$322,364	$347,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	36,614	36,479
Billings in excess of revenue recognized on uncompleted contracts	2,516	3,933
Accrued interest	1,440	23
Payroll and benefits payable	6,533	11,396
Accrued income taxes	8,423	10,783
Liabilities held for sale (Note 5)	–	6,683

Total current liabilities	55,526	69,297
Long-term debt	74,836	83,925
Deferred income taxes—long term	1,679	1,389
Accrued pension and other liabilities	42,450	42,697

Total liabilities	174,491	197,308

Commitments and contingencies (Notes 11 and 20)
Shareholders’ equity:
Common shares, $.01 par value, 100,000,000 shares authorized, 42,550,290 and 42,459,733 shares issued	425	425
Additional paid-in capital	70,851	69,906
Retained earnings	94,035	101,833
Accumulated other comprehensive income	10,305	6,442
Deferred compensation	(506)	(917)

	175,110	177,689
Treasury stock, at cost, 2,819,690 and 2,787,258 shares	(27,237)	(27,129)

Total shareholders’ equity	147,873	150,560

Total liabilities and shareholders’ equity	$322,364	$347,868

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
Calgon Carbon Corporation

	Year ended December 31,
(Dollars in thousands)	2006	2005	2004

Cash flows from operating activities
Net income (loss)	$(7,798)	$(7,416)	$5,888
Adjustments to reconcile net income (loss) to net cash (used in)
provided by operating activities:
Gain on insurance settlement	(8,072)	–	–
Gain from divestitures	(6,719)	–	–
Depreciation and amortization	18,935	22,062	23,126
Noncash impairment and restructuring charge	7,728	2,976	–
Equity in (income) loss from equity investments	(286)	725	(1,000)
Distributions received from equity investments	–	254	–
Employee benefit plan provisions	3,285	4,046	4,580
Changes in assets and liabilities—net of effects from purchase of businesses and foreign exchange:
Decrease (increase) in receivables	3,232	4,273	(3,469)
Increase in inventories	(1,508)	(13,009)	(2,076)
Decrease in revenue in excess of billings on uncompleted contracts and other current assets	2,800	2,787	1,410
Decrease in restructuring reserve	(293)	(498)	(336)
(Decrease) increase in accounts payable and accrued liabilities	(6,631)	5,346	(2,606)
Decrease in long-term deferred income taxes	(973)	(6,284)	(2,373)
Decrease in accrued pensions and other liabilities	(11,395)	(4,532)	(4,908)
Other items—net	1,910	2,110	1,838

Net cash (used in) provided by operating activities	(5,785)	12,840	20,074

Cash flows from investing activities
Purchase of businesses (net of cash)	–	(856)	(35,250)
Purchase of intangible assets	–	–	(687)
Proceeds from divestitures	21,265	–	–
Property, plant and equipment expenditures	(12,855)	(15,996)	(12,413)
Proceeds from insurance settlement for property and equipment	4,595	–	–
Proceeds from disposals of property, plant and equipment	1,205	1,356	1,527

Net cash provided by (used in) investing activities	14,210	(15,496)	(46,823)

Cash flows from financing activities
Proceeds from borrowings	156,517	108,821	171,900
Repayments of borrowings	(165,606)	(109,496)	(141,561)
Treasury stock purchased	(108)	–	–
Common stock dividends	–	(3,555)	(4,685)
Common stock issued	464	3,050	856

Net cash (used in) provided by financing activities	(8,733)	(1,180)	26,510

Effect of exchange rate changes on cash	493	502	65

Increase (decrease) in cash and cash equivalents	185	(3,334)	(174)

Cash and cash equivalents, beginning of year	5,446	8,780	8,954

Cash and cash equivalents, end of year	5,631	$5,446	$8,780

Noncash transactions from investing activities:
Purchase of an additional 20% interest in Datong Carbon Corporation	$–	$–	$745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of shareholders’ equity
Calgon Carbon Corporation

						Accumulated
	Common		Additional		Deferred	other
(Dollars in thousands,	shares	Common	paid-in	Retained	compen-	comprehensive		Treasury stock
except per share data)	issued	shares	capital	earnings	sation	income	Sub-total	Shares	Amount	Total

Balance, December 31, 2003	41,793,683	$418	$64,669	$111,601	$–	$12,314	$189,002	2,787,258	$(27,129)	$161,873

2004
Net income	–	–	–	5,888	–	–	5,888	–	–	5,888
Employee and director stock plans	165,250	2	854	–	–	–	856	–	–	856
Common stock dividends Cash ($0.12 per share)	–	–	–	(4,685)	–	–	(4,685)	–	–	(4,685)
Translation adjustments, net of tax	–	–	–	–	–	5,421	5,421	–	–	5,421
Additional minimum pension liability, net of tax	–	–	–	–	–	(1,380)	(1,380)	–	–	(1,380)
Unrecognized loss on derivatives, net of tax	–	–	–	–	–	(102)	(102)	–	–	(102)

Balance, December 31, 2004	41,958,933	$420	$65,523	$112,804	$–	$16,253	$195,000	2,787,258	$(27,129)	$167,871

2005
Net loss	–	–	–	(7,416)	–	–	(7,416)	–	–	(7,416)
Employee and director stock plans	500,800	5	4,383	–	(1,338)	–	3,050	–	–	3,050
Employee and director deferred compensation	–	–	–	–	421	–	421	–	–	421
Common stock dividends Cash ($0.06 per share)	–	–	–	(3,555)	–	–	(3,555)	–	–	(3,555)
Translation adjustments, net of tax	–	–	–	–	–	(4,799)	(4,799)	–	–	(4,799)
Additional minimum pension liability, net of tax	–	–	–	–	–	(4,856)	(4,856)	–	–	(4,856)
Unrecognized loss on derivatives, net of tax	–	–	–	–	–	(156)	(156)	–	–	(156)

Balance, December 31, 2005	42,459,733	$425	$69,906	$101,833	$(917)	$6,442	$177,689	2,787,258	$(27,129)	$150,560

2006
Net loss	–	–	–	(7,798)	–	–	(7,798)	–	–	(7,798)
Translation adjustments, net of tax	–	–	–	–	–	4,644	4,644	–	–	4,644
Additional minimum pension liability, net of tax (See Note 14)	–	–	–	–	–	4,790	4,790	–	–	4,790
Unrecognized loss on derivatives, net of tax	–	–	–	–	–	(196)	(196)	–	–	(196)
Cumulative effect adjustment due to the adoption of SFAS No. 158, net of tax (See Note 14)	–	–	–	–	–	(5,375)	(5,375)	–	–	(5,375)
Employee and director stock plans	90,557	–	945	–	–	–	945	–	–	945
Employee and director deferred compensation	–	–	–	–	411	–	411	–	–	411
Treasury stock purchased	–	–	–	–	–	–	–	32,432	(108)	(108)

Balance, December 31, 2006	42,550,290	$425	$70,851	$94,035	$(506)	$10,305	$175,110	2,819,690	$(27,237)	$147,873

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
Calgon Carbon Corporation

1.	Summary of accounting policies

Operations

Calgon Carbon Corporation (the “Company”) is a global leader in services and solutions for purifying water and air, food, beverage, and industrial process streams. The Company’s operations are principally conducted in three business segments: Activated Carbon and Service, Equipment, and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segment relies on activated carbon as a base material, while Equipment relies on a variety of other methods and materials which involve other materials in addition to activated carbon. The Consumer segment brings the Company’s purification technologies directly to the consumer in the form of products and services. The Company’s largest markets are in the United States, Europe, and Japan. The Company also markets in Africa, Canada, India, Latin America, and Asia.

Principles of consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Ltd., Advanced Separation Technologies Inc., Calgon Carbon (Tianjin) Co., Ltd., Calgon Carbon Asia Ltd., Waterlink UK Holdings Ltd., Sutcliffe Croftshaw Ltd., Sutcliffe Speakman Ltd., Sutcliffe Speakman Carbons Ltd., Lakeland Processing Ltd., and Sutcliffe Speakmanco 5 Ltd. In December 2004, the Company increased its equity ownership in Datong Carbon Corporation from 80% to 100% for a purchase price of $0.7 million which resulted in the Company recording additional goodwill of $0.4 million. The Company has a 49% ownership stake in a joint venture with Mitsubishi Chemical Corporation named Calgon Mitsubishi Chemical Corporation (CMCC). CMCC is accounted for in the Company’s financial statements under the equity method. In May 2005, the Company formed a joint venture company with C. Gigantic Carbon. The joint venture company was named Calgon Carbon (Thailand) Ltd. and is 20% owned by the Company which is accounted for in the Company’s financial statements under the equity method. Intercompany accounts and transactions have been eliminated. Certain of the Company’s international operations in Europe are owned directly by the Company and are operated as branches.

Foreign currency

Substantially all assets and liabilities of the Company’s international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income or loss and are accumulated in a separate component of shareholders’ equity, net of tax effects. Transaction gains and losses are included in other expense-net.

Revenue recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers provided that ownership and risk of loss have passed to the customer. Revenue for major equipment projects is recognized under the percentage of completion method. The Company’s major equipment projects generally have a long project life cycle from bid solicitation to project completion. The nature of the contracts are generally fixed price with milestone billings. The Company recognizes revenue for these projects based on the fixed sales prices multiplied by the percentage of completion. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of total costs incurred to date divided by the total estimated costs at completion. As changes in the estimates of total costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. The Company has a history of making reasonably dependable estimates of costs at completion on contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from estimates. The principal components of costs include material, direct labor, subcontracts, and allocated indirect costs. Indirect costs primarily consist of administrative labor and associated operating expenses, which are allocated to the respective projects on actual hours charged to the project utilizing a standard hourly rate.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The amount of allowance recorded is based upon a quarterly review of specific customer transactions that remain outstanding at least three months beyond their respective due dates.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (“FIFO”) method.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 10 to 30 years for land improvements and buildings including leasehold improvements, 5 to 30 years for furniture, and machinery and equipment, 10 to 15 years for customer capital, 5 to 15 years for transportation equipment, and 5 to 10 years for computer hardware and software.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment. None of the Company’s identifiable intangible assets other than goodwill have indefinite lives.

The Company tests goodwill for impairment at least annually by initially comparing the fair value of each of the Company’s reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of the goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of the assets and liabilities of the unit and then computing the excess of the unit’s fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and the Company recognizes such impairment accordingly. Fair values are estimated using discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. The Company considers such factors as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements.

The Company’s identifiable intangible assets other than goodwill have finite lives. Certain of these intangible assets, such as customer relationships, are amortized using an accelerated methodology while others, such as patents, are amortized on a straight-line basis over their estimated useful lives. In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable, as prescribed by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

Long-lived assets

The Company evaluates long-lived assets under the provisions of SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges. A long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. A long-lived asset or group of assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

Income taxes

The Company provides an estimate for income taxes based on an evaluation of the underlying accounts, its tax filing positions, and interpretations of existing law. The Company also provides for estimated income tax exposure associated with uncertainty in tax positions taken by the

Company when it is probable that the Company’s tax position will not be sustained upon examination by tax authorities. The Company believes that its primary exposures for uncertain tax positions involve intercompany loans owed to a Controlled Foreign Corporation (“CFC”) for periods prior to 2005, differing computation methodologies for the extraterritorial income exclusion and research and development tax credits, which have not yet been utilized for tax purposes. While the Company believes that its tax positions have merit, it has accrued for its estimated exposure accordingly. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. The Company does not believe that the resolution of existing unresolved tax matters will have a material impact on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statement of income and comprehensive income for a particular future period and on the Company’s effective tax rate.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company assesses its ability to realize deferred tax assets based on normalized historical performance and on projections of future taxable income in the relevant tax jurisdictions. Normalized historical performance for purposes of this assessment includes adjustments for those income and expense items that are unusual and non-recurring in nature and are not expected to affect results in future periods. Such unusual and non-recurring items include the effects of discontinued operations, legal fees or settlements associated with specific litigation matters, pension curtailment costs, and restructuring costs. The Company’s projections of future taxable income consider known or pending events, such as the passage of legislation, and do not reflect a general growth assumption. Such projections do not include taxable income from the reversal of deferred tax liabilities. The Company’s estimates of future taxable income are reviewed annually or whenever events or changes in circumstances indicate that such projections may require modification.

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries because these earnings are deemed permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

Pensions

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. In determining the expected return on plan assets, the Company evaluates long-term actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns.

Net income (loss) per common share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all potential dilutive common shares outstanding during the period. Potential dilutive common shares outstanding excludes those shares that are antidilutive. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the potential dilutive common shares outstanding. The treasury stock method is also used for the Company’s convertible senior notes when the average stock price exceeds the conversion price.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Derivative instruments

The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates or interest rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company does not hold derivative financial instruments for trading purposes or any fair value hedges.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Labor agreements

Collective bargaining agreements cover approximately 33% of the Company’s labor force at December 31, 2006 under agreements which expire in 2007, 2008, 2009, and 2010.

Stock-based compensation

The Company has various stock-based compensation plans which are described more fully in Note 13. Through December 31, 2005, the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. No stock-based compensation cost was reflected in net income for stock options at the date of grant, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Deferred compensation for restricted stock under the Company’s stock-based compensation plans was charged to equity when the restricted stock was granted and expensed over the vesting period as contingencies of the restricted stock grant were met and adjusted if not met.

The Company adopted SFAS No. 123(R), “Share-based Payments” (“SFAS 123(R)”), on January 1, 2006 using the modified prospective application method. See further discussion in Note 13. Under this transition method, compensation cost recognized for the year ended December 31, 2006 includes the applicable amounts of compensation cost of all stock-based payments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the pro forma footnote disclosures). Compensation cost in the future will also include stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for prior periods have not been restated. Prior to the adoption of SFAS No. 123(R), no compensation cost was reflected in net income for stock options or stock appreciation rights (“SARs”) as all options and SARs granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with SFAS No. 123(R), compensation expense for stock options and SARs is now recorded over the vesting period using the fair value on the date of grant, as calculated by the Company using the Black-Scholes model. The nonvested restricted stock grant date fair value, which is the market price of the underlying common stock, is expensed over the vesting period.

The following pro forma information is provided for comparative purposes and illustrates the pro forma effect on net income and earnings per share as if the fair value recognition provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), had been applied to stock-based compensation prior to January 1, 2006:

	Year ended December 31,
(Dollars in thousands except per share data)	2005	2004

Net income (loss)
As reported	$(7,416)	$5,888
Stock-based employee compensation expense included in reported net income (loss), net of tax effect	256	–
Stock-based compensation at fair value, net of tax effects	(769)	(979)

Pro forma net income (loss)	$(7,929)	$4,909

Net income (loss) per common share
Basic
As reported	$(.19)	$15
Pro forma	$(.20)	$.13
Diluted
As reported	$(.19)	$.15
Pro forma	$(.20)	$.12

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and customer receivables. The Company places its cash with high credit quality financial institutions and invests in low-risk, highly liquid instruments. With respect to customer receivables, the Company believes that it has no significant concentration of credit risk with its largest customer receivable comprising less than 3% of total receivables as of December 31, 2006.

Fair value of financial instruments excluding derivative instruments

The Company’s financial instruments, excluding derivative instruments, consist primarily of cash and cash equivalents and long-term debt. The fair value of the cash and cash equivalents approximates their carrying value because of the short-term maturity of the instruments. See Note 10 for a discussion of the fair value of the Company’s long-term debt.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires recognition of the funded status of a benefit plan on the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from gains and losses in the current period. The Company adopted SFAS No. 158 on December 31, 2006 as required, and the related adjustments are reflected in these financial statements. The Company incorrectly presented the effect of this transition adjustment as part of 2006 comprehensive income on its Consolidated Statements of Income and Comprehensive Income (Loss) for the fiscal year ended December 31, 2006. The Consolidated Statements of Income and Comprehensive Income (Loss) have been restated to present 2006 comprehensive income excluding the SFAS No. 158 transition adjustment. The impact of removing the SFAS No. 158 transition adjustment from the 2006 Consolidated Statements of Income and Comprehensive Income (Loss) changed the reported comprehensive income (loss) from $(3,935,000) to $1,440,000. See Note 14 for additional disclosures including the effects of adoption.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 was effective during fiscal year 2006 and had no material impact on the financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48, which is effective for fiscal years beginning after December 15, 2006, will be adopted by the Company effective January 1, 2007 as required. The Company is in the process of evaluating the effect that the adoption of this interpretation will have on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS No. 157 as required for the fiscal year 2008 and expects that adoption will not have a material impact on the financial statements.

In December 2006, the FASB issued EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“EITF 00-19-2”). This FASB Staff Position (“FSP”) addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies” (“SFAS No. 5”). The guidance in this FSP amends SFAS No. 133, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The Company has adopted EITF 00-19-2 on January 1, 2007 as required and is in the process of evaluating the effects on the Company’s financial statements. The Company expects this liability to be approximately $0.2 million.

Reclassifications

Certain amounts from prior years have been reclassified to conform to 2006 presentation.

2.	Acquisitions

On February 18, 2004, the Company acquired substantially all of the assets of Waterlink, Incorporated’s (“WSP”) United States-based subsidiary Barnebey Sutcliffe Corporation, and 100% of the outstanding common shares of Waterlink (UK) Limited, a holding company that owns 100% of the outstanding common shares of Waterlink’s operating subsidiaries in the United Kingdom.

The aggregate purchase price, including direct acquisition costs and net of cash acquired, was $35.3 million, plus the assumption of certain non-working capital liabilities amounting to $14.2 million. The Company funded approximately $33.3 million of the purchase price through borrowings from its refinanced U.S. revolving credit facility.

In December 2004, the Company entered into an agreement to purchase the additional 20% interest of the then 80% owned Datong Carbon Corporation for a purchase price of $0.7 million, which was paid in 2005. The purchase resulted in the Company recording additional goodwill of $0.4 million in 2004 related to the purchase.

In May 2005, the Company formed a joint venture company with C. Gigantic Carbon to provide carbon reactivation services to the Thailand market. The joint venture company was named Calgon Carbon (Thailand) Ltd. and is 20% owned by the Company after an initial investment of $0.2 million and exchange of technology. It is accounted for in the Company’s financial statements under the equity method.

3.	Gain or loss on insurance settlement

In August 2005, the Company’s plant located in Pearlington, Mississippi was damaged by Hurricane Katrina, and the Company recorded $1.0 million of non-reimbursable expense in the year ended December 31, 2005. In accordance with FIN No. 30, “Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets,” the Company wrote off the net book value of the destroyed inventory and property totaling $1.8 million. The replacement value of the inventory and property exceeded its net book value by approximately $4.9 million, which was recorded as a gain on insurance settlement in the year ended December 31, 2006. The Company also settled its business interruption insurance claim with its insurance company for $3.8 million. This amount, net of costs related to business interruption of $0.6 million, was recorded as a gain on insurance settlement in the year ended December 31, 2006.

4.	Restructuring of operations

On February 4, 2005, the Company’s Board of Directors approved a re-engineering plan. The plan included the closure of two small manufacturing facilities, the potential divestiture of two non-core businesses, and the elimination of approximately 70 employee positions globally. All activities related to these components of the re-engineering plan other than the divestitures were completed by year-end 2005. At December 31, 2006, the Company has no remaining restructuring reserves.

The restructuring charges for the years ended December 31, 2006, 2005, and 2004 were:

	Year ended December 31,
(Dollars in thousands)	2006	2005	2004

Pension curtailment charge	$–	$215	$–
Closure of manufacturing facility	7	197	–

Total	$7	$412	$–

5.	Discontinued operations and assets held for sale

The Company’s financial statements for all periods presented were significantly impacted by activities relating to the divestiture of two of the Company’s businesses.

On February 4, 2005, the Company’s Board of Directors approved a re-engineering plan. The plan included the divestiture of two non-core businesses in order to allow the Company to focus on its core activated carbon and service related businesses. In the fourth quarter of 2005, management concluded that such divestitures were probable.

The Company reclassified the following businesses from continuing operations to discontinued operations and assets held for sale for all periods presented: Charcoal/Liquid in Bodenfelde, Germany and Solvent Recovery in Columbus, Ohio; Vero Beach, Florida; and Ashton, United

Kingdom. The Charcoal/Liquid and Solvent Recovery businesses were reported in the Company’s Consumer and Equipment segments, respectively.

On February 17, 2006, Calgon Carbon Corporation, through its wholly owned subsidiary Chemviron Carbon GmbH, executed an agreement (the “Charcoal Sale Agreement”) with proFagus GmbH, proFagus Grundstuecksverwaltungs GmbH and proFagus Beteiligungen GmbH (as Guarantor) to sell, and sold, substantially all the assets, real estate, and specified liabilities of the Bodenfelde, Germany facility (the Charcoal/Liquid business). The facility includes the production of charcoal for consumer use and liquids that are recovered during charcoal production. The products are sold to retail and industrial markets. The aggregate sales price, based on an exchange rate of 1.19 Dollars per Euro, consisted of $20.4 million of cash which included a final working capital adjustment of $1.3 million. The Company provided guarantees to the buyer related to pre-divestiture tax liabilities, future environmental remediation costs related to pre-divestiture activities and other contingencies. Management believes the ultimate cost of such guarantees is not material. An additional $5.0 million could be received contingent upon the business meeting certain earnings targets over the next three years. As of the year ended December 31, 2006, the Company has recorded a pre-tax gain of $4.8 million or $1.7 million, net of tax, on the sale of the Charcoal/Liquid divestiture.

On April 24, 2006, the Company completed the sale of the assets of its Solvent Recovery business to MEGTEC Systems, Inc. (“MEGTEC”), a subsidiary of Sequa Corporation. The Solvent Recovery unit provides turnkey on-site regenerable solvent recovery systems, distillation systems, on-site regenerable volatile organic compound concentrators, vapor-phase biological oxidation systems, and related services on a worldwide basis. The sale price of $1.8 million included cash proceeds of approximately $0.8 million and $0.7 million of assumed liabilities, primarily accounts payable. The transaction was also subject to a pre-tax working capital adjustment of $0.4 million, which management finalized and recorded in the fourth quarter of 2006. As of the year ended December 31, 2006, the Company recorded a pre-tax gain of $63 thousand, or $41 thousand, net of tax, on the sale of the Solvent Recovery business.

The following table details selected financial information for the businesses included within the discontinued operations in the Consolidated Statements of Income and Comprehensive Income (Loss):

	Charcoal/Liquid			Solvent Recovery
	Year ended December 31,			Year ended December 31,
(Thousands)	2006	2005	2004	2006	2005	2004

Net sales	$1,375	$30,037	$25,160	$2,775	$13,916	$15,530
Income (loss) from operations	(589)	2,973	2,080	(161)	1,709	789
Other income—net	4,715	44	67	63	–	–

Income (loss) before income taxes	4,126	3,017	2,147	(98)	1,709	789
Provision (benefit) for income taxes	2,848	1,044	743	(34)	591	273

Income (loss) from discontinued operations	$1,278	1,973	$1,404	(64)	$1,118	$516

The major classes of assets and liabilities of operations held for sale in the Consolidated Balance Sheets are as follows:

	Charcoal/Liquid		Solvent Recovery
	Year ended December 31,		Year ended December 31,
(Thousands)	2006	2005	2006	2005

Assets:
Receivables	$–	$1,059	$–	$4,018
Inventories	–	6,924	–	113
Property, plant and equipment, net	–	7,310	–	42
Goodwill	–	–	–	1,000
Other assets	–	181	–	693

Total assets held for sale	$–	$15,474	$–	$5,866

Liabilities:
Accounts payable and accrued liabilities	–	2,604	–	3,157
Accrued pensions and other liabilities	–	922	–	–

Total liabilities held for sale	$–	$3,526	$–	$3,157

6.	Inventories

	December 31,
(Thousands)	2006	2005

Raw materials	$16,587	$16,501
Finished goods	53,752	51,154

Total	$70,339	$67,655

Inventories at December 31, 2006 and 2005 are recorded net of adjustments of $1.4 million and $1.5 million, respectively, for obsolete and slow-moving items.

7.	Property, plant and equipment

	December 31,
(Thousands)	2006	2005

Land and improvements	$12,960	$10,581
Buildings	28,247	27,836
Machinery, equipment and customer capital	296,433	286,753
Computer hardware and software	18,874	18,191
Furniture and vehicles	7,812	7,368
Construction-in-progress	11,631	11,640

	375,957	362,369
Less accumulated depreciation	(269,856)	(253,624)

Net	$106,101	$108,745

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 totaled $17.2 million, $19.1 million and $20.0 million, respectively.

In 2003, the Company temporarily suspended construction of a new facility in the Gulf Coast region of the United States as it evaluated strategic alternatives. On March 22, 2005, the Company concluded, and the Board of Directors approved, that cancellation of this project was warranted and that construction of such a facility should be suspended for the foreseeable future. Accordingly, the Company recorded an impairment charge of $2.2 million in 2005.

Also in 2003, the Company partially discontinued operation of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install pollution abatement equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming full operation of this line. In the fourth quarter of 2006, management approved for preliminary engineering work to be performed to more accurately assess the costs and length of time to make the idled activated carbon line operational again in anticipation of a favorable ruling by the International Trade Commission (“ITC”) on the Company’s antidumping petition for steam activated carbon imported into the United States from China and subsequent demand of U.S. manufactured products. Management expects to complete its assessment regarding the start-up of this idled activated carbon line to address potential future market opportunities in 2007. If at any point it is determined that a shutdown of the full operation of the activated carbon line for other than a temporary period is warranted, the impact to current operating results would be insignificant.

In January 2006, the Company announced the temporary idling of its reactivation facility in Blue Lake, California in an effort to reduce operating costs and to more efficiently utilize the capacity at its other existing locations. The Company conducted an impairment review of the plant’s assets having a net book value of $1.3 million in connection with the temporary idling of the facility and concluded that the assets were not impaired. It is management’s intention to resume operation of the plant in late 2007 if market conditions warrant it. If management should conclude that the idling of the plant beyond 2007 is necessary, operating results may be adversely affected by impairment charges.

8.	Goodwill and other identifiable intangible assets

The Company has elected to do the annual impairment test of its goodwill, as required by SFAS No. 142, on December 31 of each year. For purposes of the test, the Company has identified reporting units, as defined within SFAS No. 142, at a regional level for the Activated Carbon and Service segment and at the technology level for the Equipment segment and has allocated goodwill to these reporting units accordingly. The goodwill associated with the Consumer segment is not material and has not been allocated below the segment level.

The following is a table showing the results of the annual impairment tests at December 31, 2006 and 2005:

	At December 31, 2006			At December 31, 2005
	Fair	Carrying	Carrying	Fair	Carrying	Carrying
(Thousands)	value of	value of	value of	value of	value of	value of
Reporting unit	unit	unit*	goodwill	unit	unit	goodwill

Activated Carbon and Service Segment:
Americas/Asia	$187,000	$141,740	$16,768	$129,447	$113,906	$16,768
Europe	56,800	43,306	4,288	53,052	42,148	3,766

Equipment Segment:
ISEP equipment (ISEP)	22,900	4,668	4,419	20,985	5,475	4,419
Ultraviolet light equipment (UV)	14,445	9,222	1,962	61,888	14,676	8,861

Consumer Segment	N/A	N/A	60	N/A	N/A	60

Total			$27,497			$33,874

*	After recognition of impairment for UV reporting unit.

On November 14, 2006, the Federal Court of Canada found that the Company’s patent for the use of ultraviolet light to prevent infection from cryptosporidium in drinking water is invalid. As a result, the Company’s estimate of future royalties used in determining the fair value of the UV reporting unit as of December 31, 2006 declined substantially from the prior year resulting in goodwill impairment of $6.9 million. This impairment represents the difference between the implied fair value of goodwill for the UV reporting unit and the carrying value of the goodwill before recognition of the impairment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2005 are as follows:

	Activated
	Carbon and	Equipment	Consumer
(Thousands)	Service Segment	Segment	Segment	Total

Balance as of January 1, 2005	$20,983	$13,028	$60	$34,071
Foreign currency translation	(449)	252	–	(197)

Balance as of December 31, 2005	20,534	13,280	60	33,874
Impairment	–	(6,940)	–	(6,940)
Foreign currency translation	522	41	–	563

Balance as of December 31, 2006	$21,056	$6,381	$60	$27,497

The following is a summary of the Company’s identifiable intangible assets as of December 31, 2006 and 2005, respectively:

	December 31, 2006
	Weighted
	average	Gross			Net
	amortization	carrying	Foreign	Accumulated	carrying
(Dollars in thousands)	period	amount	exchange	amortization	amount

Amortized intangible assets:
Patents	15.4 Years	$1,369	$–	$(793)	$576
Customer relationships	17.0 Years	9,323	11	(3,596)	5,738
Customer contracts	2.8 Years	664	(20)	(644)	–
License agreement	5.0 Years	500	–	(317)	183
Product certification	7.9 Years	665	–	(321)	344
Unpatented technology	20.0 Years	2,875	–	(1,195)	1,680

Total	16.0 Years	$15,396	$(9)	$(6,866)	$8,521

	December 31, 2005
	Weighted
	average	Gross			Net
	amortization	carrying	Foreign	Accumulated	carrying
(Dollars in thousands)	period	amount	exchange	amortization	amount

Amortized intangible assets:
Patents	15.4 Years	$1,369	$–	$(711)	$658
Customer relationships	17.0 Years	9,323	(206)	(2,316)	6,801
Customer contracts	2.8 Years	664	(19)	(577)	68
License agreement	5.0 Years	500	–	(217)	283
Product certification	7.9 Years	665	–	(270)	395
Unpatented technology	20.0 Years	2,875	–	(1,031)	1,844

Total	16.0 Years	$15,396	$(225)	$(5,122)	$10,049

For the years ended December 31, 2006, 2005 and 2004, the Company recognized $1.7 million, $1.9 million, and $2.0 million, respectively, of amortization expense related to intangible assets for continuing operations. The Company estimates amortization expense to be recognized during the next five years as follows (thousands):

For the year ending December 31,

2007	$1,530
2008	1,330
2009	1,057
2010	914
2011	795

9.	Product warranties

The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves.

Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date. The change in the warranty reserve, which is included in accounts payable and accrued liabilities in the consolidated balance sheets, is as follows:

	December 31,
(Thousands)	2006	2005	2004

Beginning balance	$1,028	$1,184	$1,985
Payment and replacement product	(184)	(468)	(426)
Additions to warranty reserve for warranties issued during the period	476	515	497
Change in the warranty reserve for pre-existing warranties	(187)	(203)	(872)

Ending balance	$1,133	$1,028	$1,184

10.	Borrowing arrangements

Long-Term Debt

	December 31,
(Thousands)	2006	2005

United States credit facilities	$–	$81,000
Convertible Senior Notes	75,000	–
Industrial revenue bonds	2,925	2,925

Total	77,925	83,925
Less current maturities of long-term debt	–	–

Less debt discount	(3,089)	–

Net	$74,836	$83,925

On August 18, 2006, the Company issued $75.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due in 2036 (the “Notes”) and entered into a new revolving credit facility (the “Credit Facility”). The Company used $68.4 million of the net proceeds from its offering of the Notes to fully repay indebtedness under the Company’s prior revolving credit facility. Accordingly, all parties completed their obligations under the Amended and Restated Credit Agreement, dated as of January 30, 2006 (the “Old Credit Facility”). The material terms of the Notes, the Credit Facility, and the Old Credit Facility are described below.

5.00% Convertible Senior Notes due 2036

The Company initially issued $65.0 million in aggregate principal amount of 5.00% Notes due in 2036 and granted the initial purchaser a 30-day option to purchase up to an additional $10.0 million principal amount of Notes solely to cover over-allotments, if any. The initial purchaser exercised this option in full. Accordingly, $75.0 million in aggregate principal amount of Notes were issued and sold on August 18, 2006. The Notes accrue interest at the rate of 5.00% per annum and are payable in cash semi-annually in arrears on each February 15 and August 15, which commenced February 15, 2007. The Notes will mature on August 15, 2036.

The Notes can be converted under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after September 30, 2006, if the last reported sale price of the Company’s common stock is greater than or equal to 120% of the conversion price of the Notes for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) during the five business day period after any 10 consecutive trading-day period (the “measurement period”) in which the trading price per Note for each day in the measurement period was less than 103% of the product of the last reported sale price of the Company’s common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in the Offering Memorandum. On or after June 15, 2011, holders may convert their Notes at any time on the business day immediately preceding the maturity date. Upon conversion, the Company will pay cash for the principal amount of the Notes and shares of its common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 25 trading-day observation period.

For the quarter ended March 31, 2007, the last reported sale price of the Company’s common stock was greater than 120% of the conversion price of the Notes for at least 20 trading days in the period of 30 consecutive trading days ended March 31, 2007. As a result, as of March 31, 2007, the holders of the Notes have the right to convert the Notes into cash and shares of common stock. Although the Company does not anticipate that a significant amount of these Notes will be converted, if any, as of March 31, 2007, the Company will be required to reclassify as a current liability, that portion of the Notes that cannot be refinanced on a long-term basis as provided by SFAS No. 6, “Classification of Short-Term Obligations Expected to be Refinanced.”

The initial conversion rate is 196.0784 shares of the Company’s common stock per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $5.10 per share of common stock. The conversion rate is subject to adjustment in some events, including the payment of a dividend on the Company’s common stock, but will not be adjusted for accrued interest, including any additional interest. In addition, following certain fundamental changes that occur prior to August 15, 2011, the Company will increase the conversion rate for holders who elect to convert Notes in connection with such fundamental changes in certain circumstances. The Company considered EITF 00-27, “Application of Issue No. 98.5 to Certain Convertible Instruments,” Issue 7, which indicates that if a reset of the conversion rate due to a contingent event occurs the Company would need to calculate if there is a beneficial conversion and record if applicable. Through December 31, 2006, no contingent events have occurred.

The Company may not redeem the Notes before August 20, 2011. On or after that date, the Company may redeem all or a portion of the Notes at any time. Any redemption of the Notes will be for cash at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, including any additional interest to, but excluding, the redemption date.

Holders may require the Company to purchase all or a portion of their Notes on each of August 15, 2011, August 15, 2016, and August 15, 2026. In addition, if the Company experiences specified types of fundamental changes, holders may require it to purchase the Notes. Any repurchase of the Notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest, including any additional interest to, but excluding, the purchase date.

The Notes are the Company’s senior unsecured obligations, and rank equally in right of payment with all of its other existing and future senior indebtedness. The Notes are guaranteed by certain of the Company’s domestic subsidiaries on a senior unsecured basis (“Subsidiary

Guarantees”). The Subsidiary Guarantees are general unsecured senior obligations of the subsidiary guarantors (“Subsidiary Guarantors”) and rank equally in right of payment with all of the existing and future senior indebtedness of the Subsidiary Guarantors. If the Company fails to make payment on the Notes, the Subsidiary Guarantors must make them instead. The Notes are effectively subordinated to any indebtedness of the Company’s non-guarantor subsidiaries. The Notes are effectively junior to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Company sold the Notes to the original purchaser at a discount of $3.3 million that will be amortized over a period of five years. The discount will be reflected as a deduction from the face amount of the debt. The Company recorded interest expense of $1.8 million, of which $0.2 million related to the amortization of the discount and $1.6 million related to the Notes. The Company incurred issuance costs of $1.5 million which were deferred and are being amortized over a five year period.

The Notes and the Subsidiary Guarantees were sold only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the Subsidiary Guarantees, and the common stock issuable upon conversion of the Notes have not been registered. The offering was conducted in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. The Company and the Subsidiary Guarantors have agreed, however, to use reasonable best efforts to file a shelf registration statement with the SEC within 90 days of the issue date, and to use reasonable efforts to cause such registration statement to become effective within 240 days from the issue date, in order to register resales of the Notes, the Subsidiary Guarantees and common stock issuable upon conversion of the Notes under the Securities Act. The 90-day period expired on November 16, 2006. The Company did not file a registration statement within the time period and, as a result, is obligated to pay predetermined additional interest to holders of the Notes as described in the registration rights agreement. Since the Company did not file its Registration Statement by the 90th day following the transaction, the Company accrued 45 days of penalty interest as of December 31, 2006, which was not material.

Credit facility

The Credit Facility was initially a $50.0 million facility and included a separate U.K. sub-facility and a separate Belgian sub-facility. On February 5, 2007, the Credit Facility was amended to increase the commitment amount to $55.0 million and was syndicated to include one additional lender. The facility permits the total revolving credit commitment to be increased up to $75.0 million. The facility matures on May 15, 2011. The terms of the syndicated Credit Facility were not materially different than the original facility prior to the February 5, 2007 syndication. Availability for domestic borrowings under the Credit Facility is based upon the value of eligible inventory, accounts receivable and property, plant and equipment, with separate borrowing bases to be established for foreign borrowings under a separate U.K. sub-facility and a separate Belgian sub-facility. Availability under the Credit Facility is conditioned upon various customary conditions.

The Credit Facility is secured by a first perfected security interest in substantially all of the Company’s assets, with limitations under certain circumstances in the case of capital stock of foreign subsidiaries. Certain of the Company’s domestic subsidiaries unconditionally guarantee all indebtedness and obligations related to domestic borrowings under the Credit Facility. The

Company and certain of its domestic subsidiaries also unconditionally guarantee all indebtedness and obligations under the U.K. sub-facility.

As of December 31, 2006, the carrying amount of assets pledged as collateral was $52.6 million. The carrying amount as of December 31, 2006 for domestic, U.K., and Belgian borrowers were $42.4 million, $5.7 million, and $4.5 million, respectively. The Credit Facility contains a fixed charge coverage ratio covenant which becomes effective when total domestic availability falls below $11.0 million. As of December 31, 2006, total availability was $34.6 million. Availability as of December 31, 2006 for domestic, U.K., and Belgian borrowers were $30.2 million, $4.4 million, and zero, respectively. The Company can issue letters of credit up to $20 million of the available commitment amount under the Credit Facility. Sub-limits for letters of credit under the U.K. sub-facility and the Belgian sub-facility are $2.0 million and $6.0 million, respectively. Letters of credit outstanding at December 31, 2006 totaled $17.3 million.

The Credit Facility interest rate is based upon Euro-based (“LIBOR”) rates with other interest rate options available. The applicable Euro Dollar margin in effect when the Company is in compliance with the terms of the facility ranges from 1.25% to 2.25% and is based upon the Company’s overall availability under the Credit Facility. The unused commitment fee is equal to 0.375% per annum and is based upon the unused portion of the revolving commitment.

The Company incurred debt issuance costs of $0.5 million which were deferred and are being amortized over a five year period. The Company had no borrowings under the Credit Facility as of December 31, 2006.

The Credit Facility contains a number of affirmative and negative covenants. Because of delays in filing its Annual Report on Form 10-K for the year ended December 31, 2006, the Company was in violation of the affirmative covenant requiring audited financial statements to be provided to the lender within 90 days after the end of the Company’s fiscal year as well as the covenant requiring the Company to provide certain financial plan information for 2007 through 2009. The Company received a formal compliance waiver related to these covenant breaches to extend the due date for delivery of audited financial statements until April 30, 2007 and the financial plan information until April 15, 2007. The Company has notified its lenders that it will provide such financial information by the extension dates. The lenders continue to fund the Company under the Credit Facility. Although currently not anticipated by the Company, the tendering by holders of a substantial portion of the Notes as described above would increase the risk of financial covenant violation resulting from the increased borrowing under the Credit Facility.

The negative covenants provide for certain restrictions on possible acts by the Company related to matters such as additional indebtedness, certain liens, fundamental changes in the business, certain investments or loans, asset sales and other customary requirements. The Company was in compliance with all such negative covenants as of December 31, 2006 and is currently in compliance with such covenants.

Management cannot be assured that, after the December 31, 2006 audited financial statements have been provided to the lenders, there will not be any violation in future periods of the covenants contained in the Credit Facility.

Old credit facility

The Company’s Old Credit Facility consisted of a $100.0 million revolving loan and an $18.0 million term loan. This facility was secured by a blanket security interest in favor of the lenders and a pledge agreement in favor of the lenders with respect to the stock of certain subsidiaries. Included in the Old Credit facility was a letter of credit sub-facility that could not exceed $30.0 million. The interest rate was based upon LIBOR with other interest rate options available. The applicable Euro Dollar margin in effect when the Company was in compliance with the terms of the facility ranged from 1.25% to 2.50%, along with an unused commitment fee that ranged from 0.25% to 0.50% that was based upon the Company’s ratio of debt to earnings before interest, income tax, depreciation and amortization (“EBITDA”). During periods of default, the lenders had the option of increasing both the Euro Dollar margin and the unused commitment fee by as much as 2.00%. The Old Credit Facility’s covenants imposed financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, EBITDA to cash outlays (cash outlays as defined by the agreement include payments for income tax, interest, debt principal, dividends, and capital expenses), operating assets to debt, and minimum net worth. In addition, the Old Credit Facility imposed gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The Old Credit Facility also contained mandatory prepayment provisions for the term loan and proceeds in excess of pre-established amounts for certain events as defined within the loan agreement.

On February 23, 2006, the Company, as required by the Old Credit Facility, repaid the $18.0 million term loan with the proceeds from the sale of the Company’s Charcoal/Liquid business. As part of the repayment, the Company wrote off $0.3 million of deferred financing fees as well as $0.1 million of fees associated with the repayment.

The Old Credit Facility amended and restated the Company’s then existing $125.0 million revolving credit facility on January 30, 2006. Borrowings under this predecessor credit facility were being charged a weighted average interest rate of 6.24% at December 31, 2005.

As of June 30 and March 31, 2006 and as of September 30, 2005, the Company was not in compliance with certain financial covenants of the Old Credit Facility and its predecessor credit facility. During these time periods, the then existing lenders had the right, but did not exercise their right, to call the debt without further notice at any time during the period of violation.

In March 2006, the Company amended the Old Credit Facility to clarify elements of certain covenants and to finalize amounts used for one of the add-back provisions of the covenants that were required to be met at December 31, 2005. The Company was in compliance with the covenants as of December 31, 2005, as amended. The Company classified the amounts outstanding on its Old Credit Facility at December 31, 2005 as long-term debt in accordance with the provisions of SFAS No. 6, “Classification of Short-Term Obligations Expected to be Refinanced.”

Industrial revenue bonds

The Mississippi Industrial Revenue Bonds totaling $2.9 million at December 31, 2006 and 2005, respectively, bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2006 was 4.05%. These bonds were issued to finance certain equipment acquisitions at the Company’s Pearlington, Mississippi plant.

Belgian credit facility

The Company maintains a Belgian credit facility totaling 4.0 million Euros which is secured by a U.S. letter of credit provided under the Credit Facility. There are no financial covenants, and the Company had no outstanding borrowings under the Belgian credit facility as of December 31, 2006. Bank guarantees of 2.7 million Euros were issued as of December 31, 2006. The maturity date of this facility is December 15, 2007. Availability under this facility was 1.3 million Euros at December 31, 2006.

United Kingdom credit facilities

The Company maintains a United Kingdom unsecured overdraft facility totaling 200,000 British Pounds Sterling. There are no financial covenants and the Company had no outstanding borrowings under this overdraft facility as of December 31, 2006. This facility is reviewed annually. The bank, in its sole discretion, may cancel at any time its commitment to provide this facility.

The Company also maintains a United Kingdom unsecured bonds, guarantees and indemnities facility totaling 500,000 British Pounds Sterling. The bank, in its sole discretion, may cancel at any time its commitment to provide this facility. This facility was fully utilized at December 31, 2006.

Fair value of long-term debt

Substantially all of the Company’s outstanding long-term debt at December 31, 2006 consists of $75.0 million of Notes that were entered into in August 2006. The fair value of these Notes at December 31, 2006 was $102.2 million. The increase in value is primarily due to the increase in the Company’s common stock price and its impact on the conversion features of the Notes.

Short-term debt

At December 31, 2006, the Company had no short-term debt.

Maturities of debt

The Company is obligated to make principal payments on long-term debt outstanding at December 31, 2006 of $2.9 million in 2009 and $75.0 million in 2011. See also the 5.00% Convertible Senior Notes due 2036 section related to the holders’ optional conversion as of March 31, 2007.

11.	Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $4.1 million in 2007, $3.1 million in 2008, $2.7 million in 2009, $2.4 million in 2010, $2.0 million in 2011, and $10.6 million thereafter. Total rental expenses on all operating leases were $6.6 million, $8.2 million, and $4.9 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company has in place long-term supply contracts for the purchase of raw materials, transportation, and information system services. The following table represents the total payments made for the purchases under the aforementioned supply contracts:

	December 31,
(Thousands)	2006	2005	2004

Raw and other materials	$28,519	$26,101	$11,667
Transportation	4,494	4,297	3,983
Information system services	2,503	2,427	3,370

Total payments	$35,516	$32,825	$19,020

Future minimum purchase requirements under the terms of the aforementioned contracts are as follows:

	Due in
(Thousands)	2007	2008	2009	2010	2011	Thereafter

Raw materials	$23,245	$16,086	$7,689	$5,711	$5,711	$–
Transportation	1,694	1,725	288	–	–	–
Information system services	2,042	2,042	2,042	2,042	–	–

Total contractual cash obligations	$26,981	$19,853	$10,019	$7,753	$5,711	$–

12.	Shareholders’ equity

The Company’s Board of Directors in 2000 authorized the purchase of up to 500,000 shares of the Company’s stock. As of December 31, 2006, 11,300 shares have been purchased under this stock buy back program.

The Board of Directors adopted a new Stockholder Rights Plan (“Rights Plan”) in February 2005 designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their share or (2) the accumulation of a substantial block of stock without offering to pay stockholders a fair control premium. The Rights Plan will not prevent takeovers, but is designed to preserve the Board’s bargaining power and flexibility to deal with third-party acquirers and to otherwise seek to maximize value for all stockholders. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 3, 2005 and thereafter. Each right entitles the holder to purchase from the Company one unit of one ten-thousandth of a share of a newly created series of preferred stock at a purchase price of $35 per unit. The Rights will be exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company’s outstanding common stock (15% or more in the case of certain institutional investors) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of the Company’s common stock (“Acquiring Person”). If one of those events occurs, each stockholder (with the exception of the acquiring person or group) can purchase stock of the Company or the acquiring person at a 50% discount. The Rights can be redeemed by the Board of Directors under certain circumstances, in which case the Rights will not be exchangeable for shares.

13.	Stock compensation plans

At December 31, 2006, the Company had two stock-based compensation plans that are described below.

Employee stock option plan

The Company has an Employee Stock Option Plan for officers and other key employees of the Company which permits grants of up to 8,238,640 shares of the Company’s common stock. Stock options may be “nonstatutory” or “incentive” with a purchase price of not less than 100% of the fair market value on the date of grant, “restricted,” or “restricted performance.” Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option. “Incentive” stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant.

Non-employee directors’ stock option plan

The 1993 Non-Employee Directors’ Stock Option Plan, as last amended in 2005, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant.

Prior to January 1, 2006, the Company accounted for awards granted under the aforementioned plans following the recognition and measurement principles of APB No. 25 and related interpretations. The Company adopted SFAS No. 123(R)on January 1, 2006 using the modified prospective application method.

Stock-based compensation expense

The following table summarizes the total compensation expense recognized for stock-based compensation awards:

Year ended
December 31,
(Dollars in thousands except per share data)	2006

Stock-based compensation expense recognized:
Selling, general and administrative expenses	$1,309
Tax effect	515

Increase in net loss	$794

Increase in basic and diluted loss per share	$0.02

The disclosures of the effect of stock-based compensation expense for the years ended December 31, 2005 and 2004, respectively, and the pro forma effect as if SFAS No. 123(R) had been applied to the years ended December 31, 2005 and 2004, respectively, are based on the fair value of stock option awards estimated on the date of grant using the Black-Scholes option valuation model with the assumptions listed below:

	Year ended December 31,
	2006	2005	2004

Average grant date exercise price per share of stock appreciation rights	$6.19	$0.00	$0.00
Average grant date exercise price per share of unvested awards—options	$7.55	$7.51	$6.95
Dividend yield	.00%	.70%-1.79%	1.56%-2.45%
Expected volatility	34%-37%	37%-46%	43%-46%
Risk-free interest rates	3.62%-5.20%	3.03%-3.62%	2.68%-3.26%
Expected lives of options	3-6 years	5 years	5 years
Average grant date fair value per share of stock appreciation rights	$1.85	$0.00	$0.00
Average grant date fair value per share of unvested option awards	$3.03	$2.81	$2.65

The Dividend yield is based on the latest annualized dividend rate and the current market price of the underlying common stock at the date of grant.

Expected volatility is based on the historical volatility of the Company’s stock and the implied volatility calculated from traded options on the Company’s stock.

The Risk-free interest rates are based on the U.S. Treasury strip rate for the expected life of the option.

The Expected lives of options are determined from primarily historical stock option exercise data. The Company applied the simplified method in accordance with Staff Accounting Bulletin No. 107, “Share-Based Payment.”

Stock appreciation rights

Stock appreciation rights granted to employees are valued at the grant date fair value, which is the market price of common stock on the date of grant, and are remeasured each period. The grants vest over a service period of three years and are payable in cash. The following table shows a summary of the status and activity of stock appreciation rights for the year ended December 31, 2006:

Weighted-
		Weighted-	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Shares	price	term	value

			(In years)	(In thousands)

Outstanding at beginning of year	–	$–
Granted	37,000	6.19
Exercised	–	–
Canceled	(37,000)	6.19

Outstanding at December 31, 2006	–	$–	–	$–

Exercisable at December 31, 2006	–	$–	–	$–

The weighted-average grant-date fair value of employee stock appreciation rights granted during the year ended December 31, 2006 was $1.85 per share or $0.1 million.

Stock option activity

The following tables show a summary of the status and activity of stock options for the year ended December 31, 2006:

Employee stock option plan:

			Weighted-
		Weighted-	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Shares	price	term	value

			(In years)	(In thousands)

Outstanding at beginning of year	2,138,900	$6.67
Granted	120,700	7.07
Exercised	(5,250)	5.07
Canceled	(272,350)	6.74

Outstanding at December 31, 2006	1,982,000	$6.69	6.06	$748

Exercisable at December 31, 2006	1,813,000	$6.61	5.79	$702

The weighted-average grant-date fair value of employee stock options granted during the years ended December 31, 2006, 2005 and 2004 was $2.99 per share, $3.14 per share, and $2.69 per share, or $0.4 million, $0.3 million, and $1.5 million, respectively. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $2.70 per share, $2.25 per share, and $2.24 per share, or $0.7 million, $1.3 million and $1.5 million, respectively.

Non-employee directors’ stock option plan:

			Weighted-
		Weighted-	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Shares	price	term	value

			(In years)	(In thousands)

Outstanding at beginning of year	450,737	$7.14
Granted	59,520	7.28
Exercised	–	–
Canceled	–	–

Outstanding at December 31, 2006	510,257	$7.16	5.87	$110

Exercisable at December 31, 2006	510,257	$7.16	5.87	$110

The weighted-average grant-date fair value of non-employee director stock options granted during the years ended December 31, 2006, 2005 and 2004 was $3.15 per share, $2.99 per share, and $2.47 per share, or $0.2 million, $0.2 million, and $0.1 million, respectively. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $3.06 per share, $2.99 per share, and $2.47 per share, or $0.2 million, $0.2 million, and $0.1 million respectively.

During the years ended December 31, 2006, 2005 and 2004, the total intrinsic value of stock options exercised (i.e., the difference between the market price at exercise and the price paid by the employee to exercise the option) was $11 thousand, $1.2 million, and $0.3 million, respectively. The total amount of cash received from the exercise of options was $27 thousand, $2.8 million, and $0.8 million, respectively.

Nonvested restricted stock activity

Nonvested restricted stock with a zero exercise price granted to employees under the Company’s Employee Stock Option Plan is valued at the grant date fair value, which is the market price of the underlying common stock, and vests over service periods that range from one to three years.

The following table shows a summary of the status and activity of nonvested restricted stock grants for the year ended December 31, 2006:

		Weighted-
		average
		grant date
		fair-value
	Shares	(per share)

Nonvested at January 1, 2006	240,800	$7.10
Granted	194,400	5.91
Vested	(49,903)	6.91
Canceled	(56,972)	6.46

Nonvested at December 31, 2006	328,325	$6.48

Compensation expense related to nonvested restricted stock totaled $0.6 million for the year ended December 31, 2006. The related net tax benefit related to restricted awards was immaterial for the year ended December 31, 2006.

Total shareholder return (“TSR”) performance stock awards

Performance stock awards vest, subject to the satisfaction of performance goals, at the end of a three-year performance period. The number of performance stock awards that are scheduled to vest is a function of TSR performance. Under the terms of the TSR performance stock award, the Company’s actual TSR for the performance period is compared to the results of its peer companies for the same period with the Company’s relative position in the group determined by percentile rank. The actual award payout is determined by multiplying the target award by the performance factor percentage provided for the Company’s percentile ranking and can vest at between zero and 200 percent of the target award. The value of the TSR performance stock is determined using a Monte Carlo simulation model. The following significant assumptions were used: dividend rate of 0%, volatility of 45.6%, risk-free interest rate of 4.69%, and a term of three years. The Monte Carlo value is expensed on a straight-line basis over the three-year performance period.

The following table shows a summary of the TSR performance stock awards granted during the twelve months ended December 31, 2006 and outstanding as of December 31, 2006:

Unrecognized
	compensation		Minimum	Shares	Maximum
Performance period	fair value	Expense	shares	target	shares

(In thousands)		(In thousands)

2006-2008	$798	$581	–	62,800	125,600

As of December 31, 2006, there was $3.0 million of total future compensation cost related to all share-based compensation arrangements, and the weighted-average period over which this cost is expected to be recognized is approximately three years.

14.	Pensions

The Company sponsors defined benefit plans covering substantially all employees. The Company uses a measurement date of December 31 for all of its pension plans. The Company adopted SFAS No. 158 effective December 31, 2006. SFAS No. 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Following the adoption of SFAS No. 158, additional minimum pension liabilities (“AML”) and related intangible assets are no longer recognized. The provisions of SFAS No. 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated.

For U.S. plans, the incremental change due to the adoption of SFAS No. 158 at December 31, 2006 is as follows:

	Balance		Balance
	prior to		after
	SFAS 158	SFAS 158	SFAS 158
(Thousands)	adjustments	adjustments	adjustments

Intangible pension asset	$1,040	$(1,040)	$–
Accrued and minimum pension liability	$(12,626)	$(5,478)	$(18,104)

Accumulated other comprehensive income, pre tax	$2,495	$5,478	$7,972
Deferred tax assets	982	2,156	3,138

Accumulated other comprehensive income, net of tax	$1,513	$3,322	$4,834

For all U.S. plans, at December 31, 2006 and 2005 the projected benefit obligation and accumulated benefit obligation each exceed plan assets.

For U.S. plans, the following table provides a reconciliation of changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2006 and the funded status as of December 31 of both years:

Benefit obligations

(Thousands)	2006	2005

Reconciliation of projected benefit obligations
Projected benefit obligations at January 1	$88,537	$79,470
Service cost	2,459	2,954
Interest cost	4,884	4,714
Amendments	–	(299)
Actuarial (gain) loss	(5,626)	6,899
Benefits paid	(2,227)	(2,999)
Settlement	(3,432)	–
Curtailment	(4,707)	(2,202)

Projected benefit obligations at December 31	$79,888	$88,537

Plan assets

(Thousands)	2006	2005

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$51,488	$49,957
Actuarial return on plan assets	6,742	2,136
Employer contributions	9,213	2,394
Settlement	(3,432)	–
Benefits paid	(2,227)	(2,999)

Fair value of plan assets	$61,784	$51,488

Funded status

	December 31,
(Thousands)	2006	2005

Funded status of plans	$(18,104)	$(37,049)
Unrecognized net actuarial losses*	–	20,318
Unrecognized prior service cost*	–	2,288

Accrued pension cost	$(18,104)	$(14,443)

Amounts Recognized in the Balance Sheets:
Accrued benefit liability (included in accrued pension and other liabilities)	$(18,104)	$(25,551)
Intangible pension asset (included in other assets)*	–	2,288
Accumulated other comprehensive loss*	–	8,820

Net amount recognized	$(18,104)	$(14,443)

*	Disclosure is not appropriate for 2006 as a result of SFAS No. 158 as these amounts have been recognized in accumulated other comprehensive income.

Amounts recognized in Accumulated Other Comprehensive Income:
Accumulated prior service cost	$1,390	$–
Accumulated net actuarial loss	6,582	–

Net amount recognized, before tax effect	$7,972	$–

The 2006 settlement was primarily the result of the Company freezing the benefits under its U.S. salaried plan as of December 31, 2006 as well a reduction in workforce that occurred during the period. The 2006 curtailment was as a result of lump sum payments made to plan participants as of the period ended December 31, 2006. The 2005 curtailment primarily related to a reduction in workforce and the amendment of two of the Company’s U.S. plans in order to allow non-union employees a one-time choice between continued accrual of benefits under the existing plan as of December 31, 2005 or to begin accruing benefits under the Retirement Savings Plan effective January 1, 2006.

The accumulated benefit obligation at the end of 2006 and 2005 was $73.9 million and $76.6 million, respectively. The accumulated benefit obligations for all U.S. plans exceeded the fair value of plan assets.

For U.S. plans, the assumptions used to determine benefit obligations are shown in the following table:

	2006	2005

Weighted average actuarial assumptions at December 31:
Discount rate	5.86%	5.60%
Rate of increase in compensation levels	4.00%	4.00%

The asset allocation for the Company’s pension plans at the end of 2006 and 2005, and the target allocation for 2006, by asset category, follows.

	Target
	allocation	Percentage of plan assets at year end
Asset category	2007	2006	2005

Equity securities	75.0%	73.5%	73.4%
Debt securities	25.0	24.5	25.9
Other	–	2.0	0.7

Total	100.0%	100.0%	100.0%

The Company’s investment strategy is to earn the highest possible long-term total rate of return and minimize risk to ensure the preservation of the plan assets for the provision of benefits to participants and their beneficiaries. This is accomplished by active management of a diversified portfolio by fund managers, fund styles, asset types, risk characteristics and investment holdings.

Information about the expected cash flows for the U.S. pension plans follows:

Year	Pension benefits

(Thousands)

Employer contributions
2007	$3,155
Benefit Payments
2007	$3,411
2008	3,617
2009	4,515
2010	4,703
2011	5,121
2012-2016	28,907

For U.S. plans, the following table provides the components of net periodic pension cost for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
(Thousands)	2006	2005	2004

Service cost	$2,459	$2,954	$2,777
Interest cost	4,884	4,714	4,424
Expected return on assets	(4,375)	(4,154)	(3,831)
Prior service cost	303	459	472
Net amortization	842	634	355
Curtailment	788	818	–

Net periodic pension cost	$4,901	$5,425	$4,197

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2007 are as follows:

Prior service cost	$248
Net actuarial loss	249

Total	$497

For U.S. plans, the assumptions used in the measurement of net periodic pension cost are shown in the following table:

	2006	2005	2004

Weighted average actuarial assumptions at December 31:
Discount rate	5.60%	5.75%	6.25%
Expected annual return on plan assets	8.25%	8.50%	8.75%
Rate of increase in compensation levels	4.00%	3.22-4.00%	2.00-4.00%

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance based on its portfolio mix of 75% equity and 25% debt securities. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable. While the Company’s historical 10-year compounded return of 7.53% is below 2006’s expected annual return on plan assets of 8.25%, the Company also strongly considered the fact that the 10 and 15 year average return on its benchmark portfolio was 8.2% and 9.4%, respectively, which is at least comparable if not better than 8.25%.

For European plans, the change due to the adoption of SFAS 158 at December 31, 2006 is as follows:

	Balance		Balance
	prior to		after
	SFAS 158	SFAS 158	SFAS 158
(Thousands)	adjustments	adjustments	adjustments

Intangible pension asset	$78	$(78)	$–
Accrued and minimum pension liability	$(14,344)	$(2,636)	$(16,980)

Accumulated other comprehensive income, pre-tax	$2,284	$2,636	$4,920
Deferred tax assets	766	583	1,349

Accumulated other comprehensive income, net of tax	$1,518	$2,053	$3,571

For European plans, the following tables provide a reconciliation of changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2006 and the funded status as of December 31 of both years:

Benefit obligations

(Thousands)	2006	2005

Reconciliation of projected benefit obligations
Projected benefit obligations at January 1	$34,322	$34,749
Service cost	871	864
Interest cost	1,560	1,583
Employee contributions	176	244
Actuarial (gain) loss	(1,519)	4,949
Benefits paid	(1,185)	(3,562)
Curtailment	(1,044)	–
Foreign currency exchange rate changes	3,641	(4,505)

Projected benefit obligations at December 31	$36,822	$34,322

Plan assets

(Thousands)	2006	2005

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$15,790	$16,908
Actuarial return on plan assets	1,300	2,096
Employer contributions	2,182	2,137
Employee contributions	176	244
Benefits paid	(1,185)	(3,562)
Foreign currency exchange rate changes	1,579	(2,033)

Fair value of plan assets	$19,842	$15,790

Funded status

	December 31,
(Thousands)	2006	2005

Funded status of plans	$(16,980)	$(18,532)
Unrecognized net actuarial losses*	–	6,204
Unrecognized net transition obligation*	–	208

Accrued pension cost	$(16,980)	$(12,120)

Amounts Recognized in the Balance Sheets:
Accrued benefit liability (included in accrued pension and other liabilities)	$(16,980)	$(15,933)
Intangible pension asset (included in other assets)*	–	88
Accumulated other comprehensive loss*	–	3,725

Net amount recognized	$(16,980)	$(12,120)

*	Disclosure is not appropriate for 2006 as a result of SFAS No. 158 as these amounts have been recognized in other comprehensive income.

Amounts recognized in accumulated other comprehensive income:
Accumulated net actuarial loss	$4,751	$–
Accumulated transition obligation	169	–

Net amount recognized, before tax effect	$4,920	$–

The 2006 curtailment is due to the reduction in workforce and future service years under the German plan as a result of the February 2006 divestiture of the Charcoal/Liquid business.

The accumulated benefit obligation at the end of 2006 and 2005 was $33.1 million and $31.1 million, respectively.

For European plans, the assumptions used to determine end of year benefit obligations are shown in the following table:

	2006	2005

Weighted average actuarial assumptions at December 31:
Discount rate	4.89%	4.45%
Rate of increase in compensation levels	4.03%	3.75%

The asset allocation for the Company’s pension plans at the end of 2006 and 2005, and the target allocation for 2007, by asset category, follows:

	Target
	allocation	Percentage of plan assets at year end
Asset category	2007	2006	2005

Equity securities	60.0%	68.5%	50.4%
Debt securities	40.0	29.2	39.6
Other	–	2.3	10.0

Total	100.0%	100.0%	100.0%

At the end of 2006 and 2005, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for European pension plans with a projected benefit obligation in excess of plan assets, and for pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	Projected benefit obligation exceeds the fair value of plan’s assets		Accumulated benefit obligation exceeds the fair value of plan’s assets
(Thousands)	2006	2005	2006	2005

Projected benefit obligation	$36,822	$34,322	$32,131	$29,561
Accumulated benefit obligation	33,127	31,065	29,267	27,147
Fair value of plan assets	19,842	15,790	15,491	11,554

Information about the expected cash flows for the European pension plans follows:

Year	Pension benefits

(Thousands)

Employer contributions
2007	$2,320
Benefit Payments
2007	$994
2008	1,105
2009	1,532
2010	1,541
2011	1,830
2012-2016	9,095

Total benefits expected to be paid include both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plan.

For European plans, the following table provides the components of net periodic pension cost for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
(Thousands)	2006	2005	2004

Service cost	$871	$864	$867
Interest cost	1,560	1,583	1,528
Expected return on assets	(1,128)	(1,739)	(1,126)
Net amortization	226	820	228

Net periodic pension cost	$1,529	$1,528	$1,497

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2007 are as follows:

Net transition obligation	$43
Net actuarial loss	107

Total	$150

For European plans, the assumptions used in the measurement of the net periodic pension cost are shown in the following table:

	2006	2005	2004

Weighted average actuarial assumptions at December 31:
Discount rate	4.45%	4.98%	5.43%
Expected annual return on plan assets	6.71%	7.16%	6.99%
Rate of increase in compensation levels	3.75%	3.22%	3.31%

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable. In 2006, the Company’s portfolio contained a heavier equity weighting than what the Company would typically target. The Company plans to reduce its exposure to equities in 2007 as it rebalances its portfolio to its target allocation, which is expected to reduce the plan’s expected return on plan assets to levels that are lower than recent years. As a result of the expected change in portfolio to a lower weighting in equities, the Company reduced its historical 10-year compounded return of 7.24% in estimating expected return on plan assets.

The non-current portion of $35.3 million and $37.3 million at December 31, 2006 and 2005, respectively, for the U.S. and European pension liabilities is included in other liabilities.

The Company also sponsors a defined contribution pension plan for certain U.S. employees that permits employee contributions of up to 50% of eligible compensation in accordance with Internal Revenue Service guidance. In September 2006, the Company announced the freezing of its defined benefit pension plans for all U.S. salaried employees replacing it with a defined contribution plan. Under this defined contribution plan, the Company makes a fixed contribution of 2% of eligible employee compensation and matches contributions made by each participant in an amount equal to 100% of the employee contribution up to a maximum of 2% of employee compensation. In addition, each of these employees is eligible for an additional Company contribution of up to 4% of employee compensation based upon annual Company performance at the discretion of the Company’s Board of Directors. For all other U.S. employees, the Company makes matching contributions on behalf of each participant in an amount equal to 25% of the employee contribution up to a maximum of 4% of eligible employee compensation. Employer matching contributions vest immediately. Total expenses related to this defined contribution plan as of December 31, 2006 and 2005 were $0.4 million and $0.2 million, respectively.

15.	Benefit for income taxes

The components of the provision (benefit) for income taxes for continuing operations were as follows:

	Year ended December 31,
(Thousands)	2006	2005	2004

Current
Federal	$(1,090)	$(2,167)	$51
State and local	19	(7)	39
Foreign	801	304	575

	(270)	(1,870)	665

Deferred
Federal	(1,762)	(8,800)	(1,794)
State and local	(978)	(1,027)	(649)
Foreign	334	1,713	932

	(2,406)	(8,114)	(1,511)

Tax expense on repatriation	–	296	–

Benefit for income taxes for continuing operations	$(2,676)	$(9,688)	$(846)

Income from continuing operations before income taxes, equity in income (loss), and minority interest includes a loss of $1.1 million for 2006 and income of $9.4 million and $7.1 million for 2005 and 2004, respectively, generated by operations outside the United States.

The difference between the U.S. federal statutory tax rate and the Company’s effective income tax rate for continuing operations is as follows:

	Year ended December 31,
	2006	2005	2004

U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	5.2	3.4	(19.3)
Non-deductible goodwill impairment	(17.1)	–	–
Tax rate differential on foreign income	(5.9)	0.7	23.7
Expense (benefit) of extraterritorial income exclusion	4.8	(0.2)	(58.6)
Expense (benefit) of foreign tax credits	(1.0)	2.0	(11.2)
Revision of prior year’s accruals	–	–	(16.8)
Tax statue expiration	3.8	11.1	–
Other—net	(2.4)	(2.2)	6.1

Effective income tax rate for continuing operations	22.4%	49.8%	(41.1% )

In 2006 and 2005, the Company reversed tax accruals of $0.5 million and $2.2 million, respectively, due to the expiration of the statute of limitations on certain contingency items. The 2006 adjustment relates primarily to statute expirations for tax benefits associated with the extraterritorial income exclusion. The 2005 adjustment resulted primarily from statute expirations related to the gain calculation on the sale of a facility. Tax accruals for potential tax exposure totaled $4.3 million and $4.7 million at December 31, 2006 and 2005, respectively, related primarily to intercompany loans owed to a controlled foreign corporation (“CFC”) for periods prior to 2005, differing computation methodologies for the extraterritorial income exclusion, and research and development tax credits, which have not yet been utilized for tax purposes. No amounts were added to the Company’s contingency accruals in 2006 or 2005.

In 2005, the Company repatriated certain foreign earnings under a new law that reduced the federal income tax rate for a one-year period to 5.25% on earnings distributed from non-U.S. based subsidiaries. The Company repatriated a total of $4.9 million from two of its wholly owned subsidiaries ($1.7 million from Calgon Carbon Canada, Inc. and $3.2 million from Chemviron Carbon Ltd.). The current income tax expense included in the 2005 provision for this repatriation is $0.3 million. The Company has not changed its policy of permanent reinvestment under APB No. 23, “Accounting for Income Taxes—Special Areas,” as a result of this one-time repatriation of earnings.

In 2004, the Company adjusted certain prior year tax accruals resulting in a decrease of 16.8% in the effective tax rate. This adjustment involves a reclassification of $0.3 million related to a joint venture’s profit in inventory.

The Company’s total provision (benefit) for income taxes is shown below:

	Year ended December 31,
(Thousands)	2006	2005	2004

Continuing operations	$(2,676)	$(9,688)	$(846)
Discontinued operations	2,814	1,635	1,016
Other comprehensive income	2,752	(3,019)	(816)
Cumulative effect of change in accounting principle	(2,739)	–	–

Total provision (benefit) for income taxes	$151	$(11,072)	$(646)

The Company has the following gross operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2006:

		Expiration
Type	Amount	date

	(Thousands)

Tax credits—domestic	$6,557	2009-2022
Tax credits—domestic	661	None
Operating loss carryforwards—federal	19,993	2019-2026
Operating loss carryforwards—state*	75,672	2007-2026
Operating loss carryforwards—foreign	32,645	None

*	Of the total state operating loss carryforwards, 81% expire in 2018 or later.

The Company’s 2002 U.S. federal income tax returns were examined by the Internal Revenue Service and no changes were made to the tax reported.

The components of deferred taxes consist of the following:

	December 31,
(Thousands)	2006	2005

Deferred tax assets
Foreign tax loss and credit carryforwards	$5,568	$12,393
U.S. net operating loss and credit carryforwards	17,369	14,757
Accruals	7,325	5,015
Inventories	1,151	1,087
Pensions	10,236	11,385
Goodwill and other intangible assets	3,820	4,897
Valuation allowance	(5,742)	(3,382)

Total deferred tax assets	39,727	46,152

Deferred tax liabilities
Property, plant and equipment	12,253	17,929
U.S. liability on Belgian net deferred tax assets	836	1,232
U.S. liability on German net deferred tax assets	1,030	1,101
U.S. liability on deferred foreign income	820	695
Cumulative translation adjustment	481	(548)

Total deferred tax liabilities	15,420	20,409

Net deferred tax asset	$24,307	$25,743

A valuation allowance is established when it is more likely than not that a portion of the deferred tax assets will not be realized. The valuation allowance is adjusted based on the changing facts and circumstances, such as the expected expiration of an operating loss carryforward.

The Company’s valuation allowance consists of the following:

		State	Foreign
	U.S. foreign	operating	operating	Total
	tax	loss	loss	valuation
(Thousands)	credits	carryforwards	carryforwards	allowance

Balance as of January 1, 2005	$1,508	$401	$1,630	$3,539
Adjustment of expected benefits	(171)	188	–	17
Effect of exchange rate changes	–	–	(174)	(174)

	1,337	589	1,456	3,382
Balance as of December 31, 2005	2,140	19	–	2,159
Increase due to uncertainty in realization of tax benefits	–	–	201	201

Balance as of December 31, 2006	$3,477	$608	$1,657	$5,742

The increase in the valuation allowance in 2006 relates primarily to foreign tax credits from 2006 income generated in Germany. The adjustment represents the reduction in the benefit available to the Company if the foreign taxes are utilized as deductions instead of as tax credits due to potential expiration.

As of December 31, 2006, the Company has recognized a net tax benefit of $17.2 million for foreign and domestic operating loss and credit carryforwards. Approximately 75% of the net benefit relates to federal operating loss carryforwards, which do not begin to expire until 2019; state operating loss carryforwards, of which 81% will not expire until 2018 or later; and foreign tax credits. The remaining 25% of the net tax benefit relates to foreign operating loss carryforwards, which generally have unlimited carryforward periods but may be subject to limitations based on specific types of income. The Company believes that it is more likely than not that its future taxable income in the relevant tax jurisdictions will be sufficient to enable the realization of these tax benefits.

16.	Accumulated other comprehensive income (loss)

				Accumulated
	Currency	Pension		other
	translation	benefit		comprehensive
	adjustment	adjustments	Other	income (loss)

Balance, January 1, 2004	$14,013	$(1,585)	$(114)	$12,314
Net Change	5,421	(1,380)	(102)	3,939

Balance, December 31, 2004	19,434	(2,965)	(216)	16,253
Net Change	(4,799)	(4,856)	(156)	(9,811)

Balance, December 31, 2005	14,635	(7,821)	(372)	6,442
Net Change	4,644	(585)	(196)	3,863

Balance, December 31, 2006	$19,279	$(8,406)	$(568)	$10,305

Foreign currency translation adjustments exclude income tax expense (benefit) for the earnings of the Company’s non-U.S. subsidiaries as management believes these earnings will be reinvested for an indefinite period of time. An estimate of the amount of unrecognized deferred tax liability is currently not practicable.

The income tax effect included in accumulated other comprehensive income (loss) for other non-U.S. subsidiaries was $0.2 million at December 31, 2006, 2005, and 2004, respectively. The income tax benefit associated with SFAS No. 158 included in accumulated other comprehensive income was $4.5 million at December 31, 2006, and the income tax benefit associated with the additional minimum pension liability at December 31, 2005 and 2004 was $4.7 million and $1.7 million, respectively.

17.	Other information

Repair and maintenance expenses were $7.8 million, $9.3 million, and $9.8 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Other expense—net includes a net foreign currency transaction gain of $42,000 for the year ended December 31, 2006 and net foreign currency transaction losses of $139,000, and $1,002,000 for the years ended December 31, 2005, and 2004, tax expense other than on income of $620,000, $743,000, and $920,000 for the years ended December 31, 2006, 2005, and 2004, and a derivative gain of $0, $0, and $16,000 for the years ended December 31, 2006, 2005, and 2004.

Deferred tax expense (benefit) included in the currency translation adjustments for 2006, 2005, and 2004 was $170,000, ($1,491,000), and ($800,000), respectively.

18.	Supplemental cash flow information

(Thousands)	2006	2005	2004

Cash paid during the year for:
Interest	$4,560	$5,074	$3,348
Income taxes—net	$665	$362	$1,457

19.	Derivative instruments

The Company accounts for its derivative instruments under SFAS No. 133, as amended. This standard requires recognition of all derivatives as either assets or liabilities at fair value and may result in additional volatility in both current period earnings and other comprehensive income as a result of recording recognized and unrecognized gains and losses from changes in the fair value of derivative instruments.

The Company’s corporate and foreign subsidiaries use forward exchange contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables, and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations.

At December 31, 2006, the Company had fourteen derivative instruments outstanding of which one was a foreign currency swap, ten were foreign currency forward exchange contracts, and three were cash flow hedges for forecasted purchases of natural gas. The Company applied hedge accounting treatment for the foreign currency swap and the three cash flow hedges for forecasted natural gas purchases. The Company did not apply hedge accounting treatment for the foreign currency forward exchange contracts and recorded an immaterial gain in other income. At December 31, 2005, the Company had thirteen derivative instruments outstanding of which one was a foreign currency swap and twelve were foreign currency forward exchange contracts. The Company applied hedge accounting treatment for the foreign currency swap and two of the foreign currency forward exchange contracts and recorded an immaterial gain in other income for the remaining ten foreign currency forward exchange contracts. The two foreign currency forward exchange contracts held at December 31, 2005, which received hedge accounting treatment, were treated as foreign exchange cash flow hedges regarding the payment for inventory purchases and were released into operations during the year based on the timing of the sales of the underlying inventory.

On April 26, 2004, the Company entered into a ten-year foreign currency swap agreement to fix the foreign exchange rate on a $6.5 million intercompany loan between the Company and its foreign subsidiary, Chemviron Carbon Ltd. Since its inception, the foreign currency swap has been treated as a foreign exchange cash flow hedge. Accordingly, the changes in the fair value of the effective hedge portion of the foreign currency swap of $0.4 million and ($0.2) million, respectively, for the years ended December 31, 2006 and 2005, and was recorded in other comprehensive income (loss). The balance of the effective hedge portion of the foreign currency swap recorded in other long-term liabilities was $0.9 million and $0.2 million, respectively, as of December 31, 2006 and 2005. The change in fair value and the balance of the effective hedge portion of the cash flow hedges for the forecasted purchase of natural gas recorded in long-term liabilities was $1.0 million, net of tax, as of December 31, 2006.

No component of the derivative gains or losses has been excluded from the assessment of hedge effectiveness. For the years ended December 31, 2006 and 2005, the net gain or loss recognized due to the amount of hedge ineffectiveness was insignificant.

Management’s policy for managing foreign currency risk is to use derivatives to hedge up to 75% of the forecasted intercompany sales to its European subsidiaries. The hedges involving foreign currency derivative instruments do not span a period greater than one year from the contract inception date. Management uses various hedging instruments including, but not limited to, foreign currency forward contracts, foreign currency option contracts and foreign currency swaps. Hedge effectiveness is measured on a quarterly basis, and any portion of ineffectiveness is recorded directly to the Company’s earnings.

20.	Litigation

The Company purchased the common stock of Advanced Separation Technologies Incorporated (“AST”) from Progress Capital Holdings, Inc. and Potomac Capital Investment Corporation on December 31, 1996. On January 12, 1998, the Company filed a claim for damages in the United States District Court for the Western District of Pennsylvania alleging among other things that Progress Capital Holdings and Potomac Capital Investment Corporation materially breached various AST financial and operational representations and warranties included in the Stock Purchase Agreement and had defrauded the Company. On January 26, 2007, a jury returned a verdict in favor of the Company and against the defendants in the amount of $10.0 million, which has not been recorded in operations as of December 31, 2006. The defendants have filed post trial motions seeking to overturn the verdict. The Company has filed a motion for an award of prejudgment interest, which may be awarded in the discretion of the trial judge at the rate of 6% per annum (simple) from the date the complaint was filed. If the post-trial motions of the defendants are denied, the defendants will be entitled to appeal to the United States Circuit Court of Appeals for the Third Circuit.

The Company is a party in three cases involving challenges to the validity of its U.S. Patent No. 6,129,893 and U.S. Patent No. 6,565,803 B1 (“U.S. Patents”) and its Canadian Patent No. 2,331,525 (the “Canadian Patent”) for the method of preventing infection from cryptosporidium found in drinking water. In the first case, Wedeco Ideal Horizons, Inc. filed suit against the Company in the United States District Court for the District of New Jersey seeking a declaratory judgment that it does not infringe the Company’s U.S. Patents on the grounds that the U.S. Patents are invalid and alleging unfair competition by the Company. On June 30, 2006, the District Court granted Wedeco’s motion for summary judgment on the issue of validity of the U.S. Patents, denied the Company’s motion for summary judgment on infringement on the ground that there can be no infringement where there is no valid patent and granted the Company’s motion for summary judgment on Wedeco’s claim of unfair competition. The

Company appealed the Court’s decision against it to the United States Circuit Court of Appeals for the Federal Circuit. Briefing was completed and the Court heard oral argument on April 3, 2007. On April 24, 2007, the Court affirmed the lower court’s judgment that was appealed. The Company is currently evaluating its options regarding further action.

In the second case, the Company filed suit against the Town of Ontario, New York, Trojan Technologies, Inc. (“Trojan”) and Robert Wykle, et al. in the United States District Court for the Western District of New York alleging that the defendant is practicing the method claimed within the U.S. Patents without a license. In the third case, the Company filed suit against the City of North Bay, Ontario, Canada (“North Bay”) and Trojan in the Federal Court of Canada alleging infringement of the Canadian Patent by North Bay and inducement of infringement by Trojan. After a bench trial, on November 14, 2006 the Court dismissed the Company’s claim for a declaration that the defendants infringed the Canadian Patent and the Company’s claims for an injunction, compensation, damages, interest, and costs and declared that the Canadian Patent is invalid. In March 2007, the Company and Trojan entered into a settlement whereby in exchange for a nominal cash payment and relief from legal fees due, Calgon Carbon granted Trojan worldwide immunity from all current and future legal action related to the Calgon Carbon UV Patents.

The Pennsylvania Department of Environmental Protection (“PADEP”) demanded that the Company reimburse the PADEP for response costs of that agency in respect of a site owned by a third party and located in Allegheny County, Pennsylvania (“Site”). On August 31, 2006, the Company and the PADEP entered into a Consent Order and Settlement in which the Company agreed to pay $515,000 in three installments to resolve the matter. This amount was charged to earnings for the second quarter ended June 30, 2006. On January 11, 2007, the PADEP notified the Company that the Consent Order and Agreement is final.

In conjunction with the February 2004 purchase of substantially all of Waterlink’s operating assets and the stock of Waterlink’s U.K. subsidiary, several environmental studies were performed on Waterlink’s Columbus, Ohio property by environmental consulting firms which identified and characterized areas of contamination. In addition, these firms identified alternative methods of remediating the property, identified feasible alternatives and prepared cost evaluations of the various alternatives. The Company concluded from the information in the studies that a loss at this property is probable and recorded the liability as a component of noncurrent other liabilities in the Company’s consolidated balance sheet. At December 31, 2005, the balance recorded was $5.3 million. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, and the remediation experience of other companies. During the first four months of 2006, the Company undertook a process of evaluating contractors and securing bids to perform the remediation work on the Columbus, Ohio property. As a result of the evaluation of the additional information gathered during that process, the Company reduced its estimate of its liability by $1.3 million to $4.0 million as of March 31, 2006. The reduction of the liability was recorded as a reduction of selling, general and administrative expenses on the Company’s condensed consolidated statement of operations and retained earnings for the three months ended March 31, 2006. The Company has not incurred any environmental remediation expense for the year ended December 31, 2006 and has incurred a total of $0.2 million of environmental remediation expense to date. It is reasonably possible that a change in the estimate of this obligation will occur as remediation preparation and remediation activity commences over the upcoming months. The ultimate remediation costs are dependent upon, among other things, the requirements of any state or federal environmental agencies, the remediation methods employed, the final scope of work being determined, and the extent and types of contamination which will not be fully determined until experience is gained through remediation and related activities. The accrued amounts are expected to be paid out over the course of several years once work has commenced. The Company has yet to make a determination that it will proceed with remediation efforts in 2007.

In January 2007, the Company received an NOV from the EPA, Region 4, alleging multiple violations of the federal Resource Conservation and Recovery Act and corresponding EPA and KYDEP hazardous waste management rules and regulations. The alleged violations are based on information provided by the Company during and after a Multi Media Compliance Evaluation inspection of the Company’s Big Sandy Plant, located in Catlettsburg, Kentucky, conducted by EPA and KYDEP in September 2005, and concern the hazardous waste spent activated carbon regeneration facility located at the Big Sandy Plant. The Company is evaluating the NOV. EPA has not yet indicated whether or not it will take formal enforcement action, or whether such action would involve the assessment of civil penalties, and has not specified a monetary amount of any such civil penalties it might pursue in connection with this matter. At this time the Company can not predict with any certainty the outcome of this matter.

The Company owns a 49% interest in a joint venture, Calgon Mitsubishi Chemical Corporation, which was formed on October 1, 2002. At December 31, 2006, Calgon Mitsubishi Chemical Corporation had $12.0 million in borrowings from an affiliate of the majority owner of the joint venture. The Company has agreed with the joint venture and the lender that, upon request by the lender, the Company will execute a guarantee for up to 49% of such borrowings. At December 31, 2006, the lender had not requested, and the Company has not provided, such guarantee.

In addition to the matters described above, the Company is involved in various other legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the loss amount is reasonably estimable. Management believes, after consulting with counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated liquidity or financial position of the Company, but an adverse outcome could be material to the results of operations in a particular period in which a liability is recognized.

21.	Basic and diluted net income (loss) from continuing operations per common share

Computation of basic and diluted net income (loss) per common share from continuing operations is performed as follows:

	For the year ended December 31,
(Dollars in thousands, except per share amounts)	2006	2005	2004

Income (loss) from continuing operations available to common shareholders	$(9,012)	$(10,507)	$3,968
Weighted average shares outstanding
Basic	39,926,572	39,615,117	39,054,142
Effect of dilutive securities	–	–	402,043

Diluted	39,926,572	39,615,117	39,456,185

Basic and diluted net income (loss) from continuing operations per common share	$(.23)	$(.27)	$.10

For the years ended December 31, 2006, 2005, and 2004, there were 1,832,513, 1,045,479, and 943,700 options that were excluded from the dilutive calculations as the effect would have been antidilutive.

The Company’s obligation under its Notes is to settle the par value of the Notes in cash and to settle the amount in excess of par value in its common shares. Therefore, the Company is not required to include any shares underlying the Notes in its diluted weighted average shares outstanding until the average stock price per share for the quarter exceeds the $5.10 conversion price. At such time, only the number of shares that would be issuable (under the “treasury stock” method of accounting for share dilution) will be included, which is based upon the amount by which the average stock price exceeds the conversion price. For the first $0.50 per share that the Company’s average stock price exceeds the $5.10 conversion price of the Notes, it will include approximately 1,300,000 additional shares in its diluted share count. For the second $0.50 per share that the Company’s average stock price exceeds the $5.10 conversion price, it will include approximately 1,100,000 additional shares, for a total of approximately 2,400,000 shares, in its diluted share count, and so on, with the additional shares’ dilution decreasing for each $1 per share that the Company’s average stock price exceeds $5.10 if the stock price rises further above $5.10 (see table below). As of December 31, 2006, the average stock price was $5.09, which was lower than the conversion price of $5.10, therefore zero shares were included in the dilutive share calculation for the period of time the Notes were outstanding for the year ended December 31, 2006.

“Treasury Stock” Method of Accounting for Share Dilution

Conversion price:	$5.10
Number of underlying shares:	14,705,880
Principal amount:	$75,000,000
Formula:	Number of extra dilutive shares = ((Stock Price* Underlying Shares) − Principal)/Stock Price
Condition:	Only applies when share price exceeds $5.10

				Share dilution
	Conversion	Price	Included in	per price
Stock Price	price	difference	share count	difference

$5.10	$5.10	$0.00	–	–
$5.60	$5.10	$0.50	1,313,023	2,626,046
$6.10	$5.10	$1.00	2,410,798	2,410,798
$7.10	$5.10	$2.00	4,142,500	2,071,250
$8.10	$5.10	$3.00	5,446,621	1,815,540
$9.10	$5.10	$4.00	6,464,122	1,616,031
$10.10	$5.10	$5.00	7,280,137	1,456,027

22.  Segment information

The Company’s management has identified three segments based on product line and associated services. Those segments include Activated Carbon and Service, Equipment, and Consumer. The Company’s chief operating decision maker, its chief executive officer, John S. Stanik, receives and reviews financial information in this format. The Activated Carbon and Service segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water, and air. This segment also consists of services related to activated carbon including reactivation of spent carbon and the leasing, monitoring, and maintenance of carbon fills at customer sites. The service portion of this segment also includes services related to the Company’s ion exchange technologies for treatment of groundwater and process streams. The Equipment segment provides solutions to customers’ air and water process problems through the design, fabrication, and operation of systems that utilize the Company’s enabling technologies: carbon adsorption, ultraviolet light, and advanced ion exchange separation. The Consumer segment brings the Company’s purification technologies directly to the consumer in the form of products and services including carbon cloth and activated carbon for household odors. The following segment information represents the results of continuing operations:

	For the year ended December 31,
(Thousands)	2006	2005	2004

Net sales
Activated Carbon and Service	$265,279	$241,934	$245,500
Equipment	37,884	36,867	39,936
Consumer	12,959	12,034	10,441

Consolidated net sales	$316,122	$290,835	$295,877

	For the year ended December 31,
(Thousands)	2006	2005	2004

Income (loss) from continuing operations before amortization, impairment, restructuring charges, and other items
Activated Carbon and Service	$8,482	$(1,584)	$14,249
Equipment	(5,748)	(6,217)	(3,582)
Consumer	1,347	(883)	(657)

	$4,081	$(8,684)	$10,010
Reconciling items:
Goodwill impairment charge	(6,940)	–	–
Gulf Coast impairment charge	–	(2,158)	–
Restructuring charges	(7)	(412)	–
Amortization	(1,744)	(1,906)	(2,004)
Interest income	822	719	697
Interest expense	(5,977)	(4,891)	(3,409)
Other expense—net	(2,209)	(2,138)	(3,238)

Consolidated income (loss) from continuing operations before income taxes, equity in income (loss), and minority interest	$(11,974)	$(19,470)	$2,056

	For the year ended December 31,
(Thousands)	2006	2005	2004

Depreciation
Activated Carbon and Service	$16,220	$17,593	$18,068
Equipment	687	962	1,373
Consumer	282	581	559

	17,189	19,136	20,000
Amortization	1,744	1,906	2,004

Consolidated depreciation and amortization	$18,933	$21,042	$22,004

	For the year ended December 31,
(Thousands)	2006	2005	2004

Total assets
Activated Carbon and Service	$277,134	$267,408	$268,241
Equipment	34,031	44,607	55,135
Consumer	11,199	14,513	14,705

Total assets from continuing operations	322,364	326,528	338,081
Assets held for sale	–	21,340	25,817

Consolidated total assets	$322,364	$347,868	$363,898

	For the year ended December 31,
(Thousands)	2006	2005	2004

Property, plant and equipment expenditures
Activated Carbon and Service	$11,728	$14,608	$10,317
Equipment	1,127	1,120	1,640
Consumer	–	9	98

Property, plant and equipment expenditures from continuing operations	12,855	15,737	12,055
Assets held for sale	–	259	358

Consolidated property, plant and equipment expenditures	$12,855	$15,996	$12,413

Net sales by product:	For the year ended December 31,
(Thousands)	2006	2005	2004

Carbon Products	$241,974	$217,504	$224,716
Capital equipment	28,119	29,533	35,275
Equipment leasing	14,789	14,805	14,318
Spare parts	9,765	7,334	4,661
Carbon cloth products	8,639	8,240	7,668
Home consumer products	4,320	3,794	2,773
Other services	8,516	9,625	6,466

Total sales	$316,122	$290,835	$295,877

Geographic information

	For The year ended December 31,
(Thousands)	2006	2005	2004

Net sales
United States	$175,649	$167,329	$178,101
United Kingdom	26,121	23,577	29,570
Germany	16,039	17,121	12,965
France	11,249	11,423	10,585
Canada	10,439	10,105	10,602
Japan	9,689	4,485	4,742
Belgium	7,860	6,970	7,492
Spain	5,600	2,809	2,730
Mexico	5,047	4,273	1,770
Switzerland	3,985	4,894	5,609
Netherlands	3,813	5,230	2,730
Other	40,631	32,619	28,981

Consolidated net sales	$316,122	$290,835	$295,877

Net sales are attributable to countries based on location of customer.

	For the year ended December 31,
(Thousands)	2006	2005	2004

Long-lived assets
United States	$103,256	$113,213	$123,041
Belgium	21,216	16,665	18,947
United Kingdom	12,096	11,309	14,053
Japan	6,783	7,034	8,135
Canada	2,873	8,010	7,358
China	7,129	7,327	6,614
Germany	59	21	30
France	15	5	26

	153,427	163,584	178,204
Deferred Taxes	20,225	18,684	16,405

Consolidated long-lived assets	$173,652	$182,268	$194,609

23.	Related party transactions

Net sales to related parties and receivables from related parties primarily reflect sales of activated carbon products to equity investees. Generally, transactions are conducted under long-term contractual arrangements. Related party sales transactions were $9.4 million, $4.4 million, and $4.2 million for the years ended 2006, 2005, and 2004, respectively. Receivables from equity investees amounted to $1.8 million and $1.7 million at December 31, 2006 and 2005, respectively. Accounts payable to related parties primarily relates to sales and management support and amounted to $0.2 million and $0.2 million for the years ended December 31, 2006 and 2005, respectively.

24.	Other financial information

As described in Note 10, the Company has issued $75.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due in 2036. The Notes are fully and unconditionally guaranteed by certain domestic subsidiaries on a senior unsecured basis. All of the Subsidiary Guarantors are 100% owned by the parent company and the guarantees are joint and several. The Subsidiary Guarantees are general unsecured senior obligations of the Subsidiary Guarantors and rank equally in right of payment with all of the existing and future senior indebtedness of the Subsidiary Guarantors. If the Company fails to make payment on the Notes, the Subsidiary Guarantors must make them instead. The Notes are effectively subordinated to any indebtedness of the Company’s non-guarantor subsidiaries. The Notes are effectively junior to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Condensed consolidating financial information for Calgon Carbon Corporation (issuer); Calgon Carbon Investments Inc., Chemviron Carbon Ltd., Waterlink (UK) Holdings Ltd., Sutcliffe Speakman Ltd., Lakeland Processing Ltd., Charcoal Cloth (International) Ltd., BSC Columbus LLC, and CCC Columbus LLC (Guarantor Subsidiaries); and the non-guarantor subsidiaries are as follows:

Condensed consolidating statements of operations
Year ended December 31, 2006

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net sales	$278,914	$43,106	$41,986	$(47,884)	$316,122
Cost of products sold	214,570	35,711	34,276	(47,884)	236,673
Depreciation and amortization	15,708	1,123	2,102	–	18,933
Selling, general and administrative expense	46,754	3,558	3,619	–	53,931
Research and development expense	3,890	358	–	–	4,248
Restructuring/impairment charges	1,097	–	5,850	–	6,947
Interest (income) expense—net	20,579	(14,684)	(740)	–	5,155
Other (income) expense—net	1,707	1,254	(752)	–	2,209

Benefit for income taxes	(2,271)	(191)	(214)	–	(2,676)
Results of affiliates’ operations	15,306	(635)	–	(14,671)	–
Equity in income from equity investments	–	–	283	3	286

Income (loss) from continuing operations	(7,814)	15,342	(1,872)	(14,668)	(9,012)
Income (loss) from discontinued operations	16	(79)	2,265	(988)	1,214

Net income (loss)	$(7,798)	$15,263	$393	$(15,656)	$(7,798)

Condensed consolidating statements of operations
Year ended December 31, 2005

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net sales	$257,863	$41,735	$35,469	$(44,232)	$290,835
Cost of products sold	195,218	33,431	30,913	(44,232)	215,330
Depreciation and amortization	19,041	1,639	362	–	21,042
Selling, general and administrative expense	52,610	4,867	3,070	–	60,547
Research and development expense	4,153	353	–	–	4,506
Restructuring/impairment charges	2,570	–	–	–	2,570
Interest (income) expense—net	16,418	(12,101)	(145)	–	4,172
Other expense—net	663	527	948	–	2,138

Provision (benefit) for income taxes	(10,016)	68	260	–	(9,688)
Results of affiliates’ operations	14,698	2,278	–	(16,976)	–
Equity in loss from equity investments	–	–	(725)	–	(725)

Income (loss) from continuing operations	(8,096)	15,229	(644)	(16,976)	(10,507)
Income from discontinued operations	680	438	1,973	–	3,091

Net income (loss)	$(7,416)	$15,667	$1,309	$(16,976)	$(7,416)

Condensed consolidating statements of operations
Year ended December 31, 2004

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net sales	$263,355	$20,888	$44,338	$(32,704)	$295,877
Cost of products sold	188,684	16,299	35,244	(32,704)	207,523
Depreciation and amortization	18,506	1,139	2,359	–	22,004
Selling, general and administrative expense	47,072	4,696	2,775	–	54,543
Research and development expense	3,801	–	–	–	3,801
Interest (income) expense—net	12,656	(9,811)	(133)	–	2,712
Other (income) expense—net	3,214	1,127	(1,103)	–	3,238

Provision (benefit) for income taxes	(1,509)	301	362	–	(846)
Results of affiliates’ operations	14,548	1,928	–	(16,476)	–
Equity in income from equity investments	–	–	1,000	–	1,000
Minority interest	–	–	–	66	66

Income (loss) from continuing operations	5,479	9,065	5,834	(16,410)	3,968
Income from discontinued operations	409	107	1,404	–	1,920

Net income (loss)	$5,888	$9,172	$7,238	$(16,410)	$5,888

Condensed consolidating balance sheets
December 31, 2006

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Cash and cash equivalents	$–	$2,507	$19,556	$(16,432)	$5,631
Receivables	44,741	15,014	5,187	(9,906)	55,036
Inventories	57,143	7,323	5,840	33	70,339
Other current assets	14,927	1,549	1,230	–	17,706

Total current assets	116,811	26,393	31,813	(26,305)	148,712
Intercompany accounts receivable	54,887	157,438	384	(212,709)	–
Property, plant, and equipment, net	91,670	6,986	7,445	–	106,101
Intangibles	4,835	3,686	–	–	8,521
Goodwill	16,674	8,281	2,542	–	27,497
Equity investments	218,957	101,376	6,786	(320,148)	6,971
Other assets	17,156	3,870	3,536	–	24,562

Total assets	$520,990	$308,030	$52,506	$(559,162)	$322,364

Accounts payable	$30,807	$18,626	$4,164	$(14,467)	$39,130
Other current liabilities	31,256	666	3,424	(18,950)	16,396

Total current liabilities	62,063	19,292	7,588	(33,417)	55,526
Intercompany accounts payable	146,151	48,611	10,867	(205,629)	–
Long-term debt	74,836	–	–	–	74,836
Other non-current liabilities	90,067	12,292	9,539	(67,769)	44,129
Shareholders’ equity	147,873	227,835	24,512	(252,347)	147,873

Total liabilities and shareholders equity	$520,990	$308,030	$52,506	$(559,162)	$322,364

Condensed consolidating balance sheets
December 31, 2005

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Cash and cash equivalents	$3,048	$3,681	$9,837	$(11,120)	$5,446
Receivables	45,802	15,307	3,486	(13,371)	51,224
Inventories	57,099	6,713	3,810	33	67,655
Other current assets	17,100	1,921	914	–	19,935
Assets held for sale	5,165	702	15,473	–	21,340

Total current assets	128,214	28,324	33,520	(24,458)	165,600
Intercompany accounts receivable	51,085	139,772	436	(191,293)	–
Property, plant, and equipment, net	91,088	6,952	5,099	5,606	108,745
Intangibles	5,991	4,058	–	–	10,049
Goodwill	17,764	7,757	8,353	–	33,874
Equity investments	213,606	103,005	7,034	(316,426)	7,219
Other assets	11,798	6,864	3,719	–	22,381

Total assets	$519,546	$296,732	$58,161	$(526,571)	$347,868

Accounts payable	$33,820	$16,777	$1,571	$(11,733)	$40,435
Other current liabilities	28,660	7,060	991	(14,532)	22,179
Liabilities held for sale	2,156	1,001	3,526	–	6,683

Total current liabilities	64,636	24,838	6,088	(26,265)	69,297
Intercompany accounts payable	129,654	47,665	8,440	(185,759)	–
Long-term debt	83,925	–	–	–	83,925
Other non-current liabilities	90,771	11,253	10,000	(67,938)	44,086
Shareholders’ equity	150,560	212,976	33,633	(246,609)	150,560

Total liabilities and shareholders equity	$519,546	$296,732	$58,161	$(526,571)	$347,868

Condensed consolidating statements of cash flows
Year ended December 31, 2006

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net cash (used in) provided by operating activities	$(19,366)	$16,235	$(1,865)	$(789)	$(5,785)

Investing activities:
Proceeds from insurance settlement for property and equipment	4,595	–	–	–	4,595
Proceeds from divestitures	830	–	20,435	–	21,265
Property, plant and equipment expenditures	(12,005)	(223)	(627)	–	(12,855)
Investment from (in) affiliates	11,217	(1,284)	(9,933)	–	–
Other	1,203	–	2	–	1,205

Net cash provided by (used in) investing activities	5,840	(1,507)	9,877	–	14,210

Financing activities:
Net borrowings (repayments)	(4,069)	(607)	5	(4,418)	(9,089)
Intercompany and equity transactions	13,588	(16,719)	4,025	(894)	–
Other	356	30	–	(30)	356

Net cash provided by (used in) financing activities	9,875	(17,296)	4,030	(5,342)	(8,733)

Effect of exchange rate changes on cash and cash equivalents	602	1,394	(2,322)	819	493
(Decrease) increase in cash and cash equivalents	(3,049)	(1,174)	9,720	(5,312)	185
Cash and cash equivalents, beginning of year	3,049	3,681	9,836	(11,120)	5,446

Cash and cash equivalents, end of year	$–	$2,507	$19,556	$(16,432)	$5,631

Condensed consolidating statements of cash flows
Year ended December 31, 2005

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net cash (used in) provided by operating activities	$(1,640)	$15,712	$(3,504)	$2,272	$12,840

Investing activities:
Property, plant and equipment expenditures	(10,873)	(91)	(1,272)	(3,760)	(15,996)
Investment from (in) affiliates	–	1,108	(1,108)	–	–
Other	114	378	8	–	500

Net cash (used in) provided by investing activities	(10,759)	1,395	(2,372)	(3,760)	(15,496)

Financing activities:
Net borrowings (repayments)	(7,788)	530	1	6,582	(675)
Intercompany and equity transactions	7,190	(19,038)	8,294	(1)	(3,555)
Other	3,050	(154)	154	–	3,050

Net cash provided by (used in) financing activities	2,452	(18,662)	8,449	6,581	(1,180)

Effect of exchange rate changes on cash and cash equivalents	1,753	(1,688)	(1,052)	1,489	502
(Decrease) increase in cash and cash equivalents	(8,194)	(3,243)	1,521	6,582	(3,334)
Cash and cash equivalents, beginning of year	11,243	6,924	8,315	(17,702)	8,780

Cash and cash equivalents, end of year	$3,049	$3,681	$9,836	$(11,120)	$5,446

Condensed consolidating statements of cash flows
Year ended December 31, 2004

				Consolidating
			Non-	and
		Guarantor	guarantor	eliminating
	Issuer	subsidiaries	subsidiaries	entries	Consolidated

Net cash (used in) provided by operating activities	$7,722	$12,315	$1,777	$(1,740)	$20,074

Investing activities:
Purchase of business (net of cash)	(35,250)	–	–	–	(35,250)
Purchase of intangible assets	(687)	–	–	–	(687)
Property, plant and equipment expenditures	(11,434)	(137)	(842)	–	(12,413)
Investment from (in) affiliates	(945)	9,591	(9,591)	945	–
Other	281	89	1,157	–	1,527

Net cash (used in) provided by investing activities	(48,035)	9,543	(9,276)	945	(46,823)

Financing activities:
Net borrowings (repayments)	28,581	(111)	(604)	2,473	30,339
Intercompany and equity transactions	10,729	(13,550)	(1,866)	2	(4,685)
Other	856	(9,391)	9,706	(315)	856

Net cash provided by (used in) financing activities	40,166	(23,052)	7,236	2,160	26,510

Effect of exchange rate changes on cash and cash equivalents	(1,984)	704	237	1,108	65
(Decrease) increase in cash and cash equivalents	(2,131)	(490)	(26)	2,473	(174)
Cash and cash equivalents, beginning of year	13,374	7,414	8,341	(20,175)	8,954

Cash and cash equivalents, end of year	$11,243	$6,924	$8,315	$(17,702)	$8,780

Quarterly financial data—unaudited

	2006				2005
(Thousands except	1st	2nd	3rd	4th	1st	2nd	3rd	4th
per share data	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter

Net sales	$76,579	$80,510	$79,680	$79,353	$73,055	$77,658	$68,863	$71,259
Gross profit from continuing operations	$19,168	$20,548	$20,783	$18,952	$20,239	$21,567	$17,573	$16,126
Net income (loss) from continuing operations	$(2,989)	$2,139	$(496)	$(7,666)	$(4,378)	$193	$(39)	$(6,283)
Income (loss) from discontinued operations	$1,575	$297	$38	$(696)	$969	$1,803	$(314)	$633
Net income (loss)	$(1,414)	$2,436	$(458)	$(8,362)	$(3,409)	$1,996	$(353)	$(5,650)

Common Stock Data:
Basic and diluted:
Income (loss) from continuing operations per common share	$(0.08)	$0.05	$(0.01)	$(0.19)	$(0.11)	$–	$–	$(0.16)
Income (loss) from discontinued operations per common share	$0.04	$0.01	$0.00	$(0.02)	$0.02	$0.05	$(0.01)	$0.02
Net income (loss) per common share	$(0.04)	$0.06	$(0.01)	$(0.21)	$(0.09)	$0.05	$(0.01)	$(0.14)

Average common shares outstanding Basic	39,855	39,876	39,882	40,092	39,206	39,485	39,569	39,736
Diluted	39,855	40,077	39,882	40,092	39,206	40,094	39,569	39,736

The financial information for all periods presented has been reclassified to reflect discontinued operations. See Note 5 to the Consolidated Financial Statements for further information.